FILED PURSUANT TO RULE 424(B)(1)
FILE No. 333-139890

9,000,000 Shares

Common Stock

The selling stockholders of J.Crew Group, Inc. identified in this prospectus are offering 9,000,000 shares of common stock. J.Crew Group, Inc. will not receive any of the proceeds from the sale of the shares being sold in this offering.

The common stock is listed on the New York Stock Exchange under the symbol “JCG.” The last reported sale price of the common stock on January 25, 2007 was $37.81 per share.

See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$37.8100	$340,290,000
Underwriting discount	$1.7015	$15,313,050
Proceeds, before expenses, to the selling stockholders	$36.1085	$324,976,950

To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,312,589 shares from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on January 31, 2007.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

Banc of America Securities LLC	Citigroup	Credit Suisse

JPMorgan	Lehman Brothers	Wachovia Securities

Prospectus dated January 25, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company, the common stock offered and our consolidated financial statements, including the notes to those statements, appearing elsewhere in this prospectus. Except as the context otherwise requires, all references in this prospectus to “J.Crew,” “we,” “us,” “our” and similar terms refer to J.Crew Group, Inc. together with our consolidated subsidiaries. Our fiscal year ends on the Saturday closest to January 31. The fiscal years 2001, 2002, 2003, 2004 and 2005 ended on February 2, 2002, February 1, 2003, January 31, 2004, January 29, 2005 and January 28, 2006, respectively, and consisted of 52 weeks each. The fiscal year 2006 will end on February 3, 2007 and will consist of 53 weeks. The extra week will be reflected in the fourth quarter.

Our Company

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service, while projecting an aspirational American lifestyle. We are a fully integrated multi-channel specialty retailer. We seek to consistently communicate our vision of J.Crew through every aspect of our business, including through the imagery in our catalogs and on our Internet website and the inviting atmosphere of our stores. In the first nine months of fiscal 2006, our revenues were $785.4 million, which represents an 18.4% increase over the first nine months of fiscal 2005. Growth in our comparable store sales for this period was 15.6%. In fiscal 2005, our revenues were $953.2 million, which represented an 18.5% increase over fiscal 2004. Growth in our comparable store sales for this period was 13.4%. Our net income for the first nine months of fiscal 2006 was $33.8 million, compared to $9.7 million for the first nine months of fiscal 2005. Our net income for fiscal 2005 was $3.8 million compared to a net loss of $100.3 million for fiscal 2004. The net loss in fiscal 2004 included a significant loss on the refinancing of debt in our fourth fiscal quarter, excluding which our net loss would have been $50.5 million in fiscal 2004.

We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J.Crew. We offer complete assortments of women’s and men’s apparel and accessories, including wedding and special occasion attire, weekend clothes, swimwear, loungewear, outerwear, shoes, bags, belts, hair accessories and jewelry.

J.Crew products are distributed through our retail and factory stores, our J.Crew catalog and our Internet website located at www.jcrew.com. As of December 30, 2006, we operated 176 retail stores, including two crewcuts and two Madewell stores, and 51 factory stores throughout the United States. In fiscal 2005, we distributed 20 catalog editions with a circulation of approximately 55 million copies and our www.jcrew.com website logged over 64 million visits, representing a 33% increase over fiscal 2004.

In early 2003, our then newly-appointed chief executive officer and chairman of the board, Millard Drexler, and our then newly-appointed president, Jeffrey Pfeifle, initiated a program to reposition J.Crew by:

•	improving the design, fabrics and construction of our products by strengthening our design teams and sourcing fabrics from renowned European mills and designer-level fabric houses,

•	expanding our product assortment to reflect our customers’ affluent and active lifestyles by offering a range of high quality products such as our Italian cashmere collection, our wedding and party dresses and our Italian leather accessories,

•	tightening inventory controls,

•	creating sophisticated and inviting store environments,

•	recruiting a new management team with experience across a broad range of disciplines in the specialty retail industry,

•	slowing the pace of new store openings and closing underperforming stores, and

•	enhancing our customer-service oriented culture.

Since our new management team began to influence our product line in late 2003 and early 2004, we have experienced twelve consecutive quarters of growth in comparable store sales.

We attribute our success as a specialty retailer to the following competitive strengths:

•	Established and differentiated lifestyle brand. The J.Crew brand is widely recognized. We believe that we differentiate ourselves from our competitors in three primary ways:

•	our signature “classic with a twist” product design—meaning our iconic styles refined with differentiating prints, fabrics and colors,

•	a multi-tiered pricing strategy—meaning we offer select designer-quality products at higher price points and more casual items at lower price points, and

•	by offering “one stop shopping” for our customers’ wardrobe needs.

•	High quality product offerings. We focus on creating complete product assortments featuring high quality apparel and accessories, which include luxury items such as European milled cashmere sweaters and jackets, suits made in Italy, and styled classics such as our broken-in chinos, cable knit sweaters and Legacy™ blazers.

•	Multiple sales channels producing “seamless retailing.” We sell our products through multiple sales channels, including our retail and factory stores, our J.Crew catalog and our www.jcrew.com Internet website. We encourage our customers to make purchases through all of our sales channels—a concept we refer to as “seamless retailing”—to build a base of customers loyal to the J.Crew brand rather than a single sales channel.

•	Experienced management team with a proven track record. Since Messrs. Drexler and Pfeifle were appointed in early 2003, we have assembled a management team with extensive experience across a broad range of disciplines in the specialty retail industry.

•	Disciplined merchandise management. We focus on controlling our inventory in order to maximize full-price sales and increase inventory turns. We believe our merchandising strategy enhances our brand image while maximizing profits.

•	Customer-service oriented culture. We hire and train qualified sales associates committed to serving our customers and compensate them based on performance measures in order to enhance the customer-service oriented culture in our stores.

Our growth strategy includes the following: (1) continue to build on our core strengths, (2) leverage our multiple sales channels to further achieve “seamless retailing,” (3) expand our store base, and (4) expand into new apparel and accessories markets.

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks relating to our business include:

•	we may not be able to compete successfully in the highly competitive specialty retail industry,

•	we may not successfully gauge fashion trends and changing consumer preferences,

•	our revenues may decline due to a reduction in consumer spending on apparel and accessories,

•	the loss of key personnel could adversely impact our business, and

•	we may not successfully implement our plans to expand our store base, broaden our product offerings and expand our sales channels.

For a discussion of the significant risks associated with our business, our industry and investing in our common stock, you should read the section entitled “ Risk Factors” beginning on page 8 of this prospectus.

Recent Developments

Revenues increased by $46.4 million, or 19.0%, to $291.1 million in the two months ended December 30, 2006 from $244.7 million in the two months ended December 31, 2005.

Stores sales (Retail and Factory) increased by $29.7 million, or 17.3%, to $201.5 million in the two months ended December 30, 2006 from $171.8 million in the two months ended December 31, 2005. Comparable store sales increased 8.5% in the two months ended December 30, 2006. Comparable store sales rose 5.4% in the two months ended December 31, 2005.

Direct sales (Internet and Catalog) increased by $14.8 million, or 22.2%, to $81.2 million in the two months ended December 30, 2006 from $66.4 million in the two months ended December 31, 2005.

Results for the two months ended December 30, 2006 are not necessarily indicative of the results for the fourth quarter of fiscal 2006 or any other period.

On December 18, 2006, Operating made a $50.0 million voluntary prepayment of the borrowings under its senior secured term loan facility (the “New Term Loan”). As of December 30, 2006, the amount outstanding under the New Term Loan was $200.0 million.

Investment by Texas Pacific Group

In 1997, we completed a recapitalization as a result of which Texas Pacific Group, a private investment group, obtained a controlling interest in us. TPG Partners II, L.P. and certain of its affiliates, which we refer to collectively as “TPG” or “the selling stockholders,” currently own approximately 36% of our common stock and, following this offering, will own approximately 21% of our common stock (approximately 19% if the underwriters’ overallotment option is exercised in full).

Our principal executive offices are located at 770 Broadway, New York, New York 10003, and our telephone number is (212) 209-2500. Our corporate website is located at www.jcrew.com. Information contained on our website or links to our website do not constitute part of this prospectus.

We were incorporated in New York in 1988 and reincorporated in Delaware in October 2005. We are a holding company, and all of our business operations are conducted through J.Crew Operating Corp., a Delaware corporation, which we refer to as “Operating.” Prior to October 2005, J.Crew Group, Inc. was the sole member of J.Crew Intermediate LLC, a Delaware limited liability company, which we refer to as “Intermediate,” and Intermediate was the direct parent of Operating. We merged Intermediate into J.Crew Group, Inc. in October 2005 and J.Crew Group, Inc. became Operating’s direct parent.

The J.Crew trademark appearing on the front cover of this prospectus and variations thereon, such as crewcuts®, are registered U.S. trademarks of J.Crew and are registered with or subject to pending trademark applications with the registries of various other countries.

The Offering

Selling stockholders	TPG Partners II, L.P. TPG Parallel II, L.P. TPG Investors II, L.P.
Common stock offered by the selling stockholders	9,000,000 shares

Common stock outstanding	58,571,618 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Dividends	We do not anticipate paying any dividends in the foreseeable future.

New York Stock Exchange symbol	“JCG”

Risk factors	See “ Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, all information in this prospectus:

•	assumes the over-allotment option has not been exercised, and

•	excludes options to purchase 9,057,655 shares of common stock that were issued under our existing stock option plans with a weighted average exercise price of $9.60 per share and were outstanding as of December 30, 2006.

The IPO and Related Transactions

On July 3, 2006, we completed the initial public offering of our common stock (the “IPO”). In the IPO, we issued 21,620,000 shares of our common stock at a price of $20.00 per share and realized net proceeds of $402.8 million.

During the four fiscal years prior to the IPO, we incurred significant amounts of interest on our debt and dividends on our preferred stock. To decrease the amounts we incur in the future, a substantial portion of our outstanding debt and all of our preferred stock were redeemed, refinanced or converted into shares of our common stock prior to or shortly after the IPO. Specifically:

•	on May 15, 2006, Operating repurchased, using $285.0 million in borrowings under the New Term Loan and $12.7 million of cash on hand, the total principal amount ($275.0 million) of its 9 3/4% Senior Subordinated Notes due 2014 (the “9 3/4% Notes”) (plus accrued and unpaid interest of $10.6 million) in a tender offer and consent solicitation (the “Tender Offer”) and paid premiums, tender fees and other expenses of $12.1 million,

•	on June 14, 2006, we redeemed (the “13 1/8% Redemption”) all $21.7 million aggregate principal amount of outstanding 13 1/8% Senior Discount Debentures due 2008 (the “13 1/8% Debentures”) (plus accrued and unpaid interest of $0.5 million),

•	on July 3, 2006, TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler, converted the $20.0 million principal amount of Operating’s 5.0% Notes Payable due 2008 (the “5.0% Notes Payable”) (plus accrued and unpaid interest of $3.7 million) into 6,729,186 shares of our common stock at a conversion price of $3.52 per share of common stock immediately prior to the consummation of the IPO,

•	on July 12, 2006, Operating made a $35.0 million voluntary prepayment of the borrowings under the New Term Loan,

•	on July 13, 2006, TPG purchased from us, at the IPO price of $20.00 per share, 3,673,729 shares of our common stock. We refer to TPG’s purchase of our common stock as the “TPG Subscription,”

•	on July 13, 2006, we redeemed all outstanding $92.8 million liquidation value of our 14 1/2% Cumulative Preferred Stock (the “Series A Preferred Stock”) (plus accrued and unpaid dividends of $227.0 million) with a portion of the net proceeds of the IPO and the TPG Subscription, and

•	on July 13, 2006, we redeemed all outstanding $32.5 million liquidation value of our 14 1/2% Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”) (plus accrued and unpaid dividends of $79.5 million) with a portion of the net proceeds of the IPO.

We refer to the conversion of the 5.0% Notes Payable into shares of our common stock as the “Conversion.” We refer to the redemptions of the Series A Preferred Stock and the Series B Preferred Stock as the “Preferred Redemptions.”

Summary Historical and Unaudited Pro Forma Financial Data

The summary historical consolidated financial data for each of the years in the three-year period ended January 28, 2006 and as of January 28, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for each of the years in the two-year period ended February 1, 2003 have been derived from our audited consolidated financial statements which are not included in this prospectus. The historical financial data for the thirty-nine weeks ended October 29, 2005 and October 28, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The consolidated financial statements for each of the years in the five-year period ended January 28, 2006 and as of the end of each such year have been audited.

The summary consolidated pro forma statement of operations data have been derived from the unaudited pro forma condensed consolidated statement of operations included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations data for the year ended January 28, 2006 and the thirty-nine weeks ended October 28, 2006 give effect to the IPO, the TPG Subscription, $250.0 million in total borrowings under the New Term Loan, the Tender Offer, the 13 1/8% Redemption, the Conversion and the Preferred Redemptions as if they had occurred on January 29, 2005 and January 28, 2006, respectively.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended					Thirty-Nine Weeks Ended
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In thousands, except per share data)
Income Statement Data
Revenues	$777,940	$768,344	$689,965	$804,216	$953,188	$663,263	$785,430
Cost of goods sold(1)	454,491	472,262	440,276	478,829	555,192	371,948	434,944

Gross profit	323,449	296,082	249,689	325,387	397,996	291,315	350,486
Selling, general and administrative expense	303,448	301,718	280,464	287,745	318,499	226,180	262,188

Income (loss) from operations	20,001	(5,636)	(30,775)	37,642	79,497	65,135	88,298
Interest expense (net)	36,512	40,954	63,844	87,571	72,903	53,878	40,028
(Gain) loss on debt refinancing	—	—	(41,085)	49,780	—	—	10,039
Insurance proceeds	—	(1,800)	(3,850)	—	—	—	—
Provision (benefit) for income taxes	(5,500)	(4,200)	500	600	2,800	1,600	4,400

Net income (loss)	(11,011)	(40,590)	(50,184)	(100,309)	3,794	9,657	33,831
Preferred stock dividends	(30,442)	(33,578)	(26,260)	(13,456)	(13,456)	(10,092)	(6,141)

Net income (loss) applicable to common shareholders	$(41,453)	$(74,168)	$(76,444)	$(113,765)	$(9,662)	$(435)	$27,690
Weighted average shares outstanding
Basic	22,734	22,804	23,088	23,626	24,472	24,364	39,968
Diluted	22,734	22,804	23,088	23,626	24,472	24,364	44,846
Net income (loss) per share
Basic	$(1.82)	$(3.25)	$(3.31)	$(4.82)	$(.39)	$(.02)	$.69
Diluted	$(1.82)	$(3.25)	$(3.31)	$(4.82)	$(.39)	$(.02)	$.62
Pro forma interest expense (net)(2)					$16,708		$15,472
Pro forma net income(2)					$59,189		$67,426
Pro forma weighted average shares outstanding(2)
Basic					56,016		57,879
Diluted					62,432		64,285
Pro forma net income per share(2)
Basic					$1.06		$1.16
Diluted					$.95		$1.05

						January 28, 2006	October 28, 2006
Balance Sheet Data
Cash and cash equivalents						$61,275	$72,475
Working capital						72,657	128,293
Total assets						337,321	413,905
Total long-term debt and preferred stock						724,667	247,150
Stockholders’ deficit						(587,843)	(55,136)

(1)	Includes buying and occupancy costs.
(2)	Pro forma numbers give effect to (i) the sale by us of 21,620,000 shares of our common stock in the IPO and (ii) the TPG Subscription, $250.0 million in total borrowings under the New Term Loan, the Tender Offer, the 13 1/8% Redemption, the Conversion and the Preferred Redemptions, as if the IPO and those transactions had occurred on January 29, 2005 for income statement data for the fiscal year ended January 28, 2006 and January 29, 2006 for income statement data for the thirty-nine weeks ended October 28, 2006.

	Year Ended					Thirty-Nine Weeks Ended
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In thousands, except percentages, numbers of stores and pages and per square foot data)
Operating Data
Revenues
J.Crew Stores	$483,083	$484,292	$487,092	$579,793	$670,447	$468,692	$566,709
J.Crew Direct
Catalog	135,353	108,531	61,883	76,548	93,870	66,296	60,436
Internet	122,844	139,456	111,653	121,954	159,812	108,161	134,942
Other(1)	36,660	36,065	29,337	25,921	29,059	20,114	23,343

Total revenues	$777,940	$768,344	$689,965	$804,216	$953,188	$663,263	$785,430

J.Crew Stores:
Sales per gross square foot(2)	$412	$349	$338	$400	$459	$322	$379
Number of stores open at end of period	177	194	196	197	203	202	226
Comparable store sales change(3)	(14.5)%	(11.2)%	(2.5)%	16.4%	13.4%	15.9%	15.6%
J.Crew Direct:
Number of catalogs circulated	71,000	66,000	53,000	50,000	55,000	38,700	36,300
Number of pages circulated (in millions)	8,300	7,800	5,800	5,400	6,100	4,000	3,700
Depreciation and amortization	$39,963	$43,197	$43,075	$37,061	$33,461	$24,526	$24,080
Capital expenditures:
New store openings	36,859	17,202	5,663	5,910	8,243	5,327	15,670
Other(4)	25,003	9,718	4,245	7,521	13,695	10,418	12,927

Total capital expenditures	$61,862	$26,920	$9,908	$13,431	$21,938	$15,745	$28,597

(1)	Consists primarily of shipping and handling fees and royalties.
(2)	Includes only stores that have been open for the full period.
(3)	Comparable store sales includes sales at stores open at least twelve months.
(4)	Consists primarily of expenditures on store remodels, information technology and warehouse equipment.

R I SK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We operate in the highly competitive specialty retail industry and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

We face intense competition in the specialty retail industry. We compete primarily with specialty retailers, high-end department stores, catalog retailers and Internet businesses that engage in the retail sale of women’s and men’s apparel, accessories, shoes and similar merchandise. We believe that the principal bases upon which we compete are the quality and design of merchandise and the quality of customer service. We also believe that price is an important factor in our customers’ decision-making process. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources and therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. In addition, increased catalog mailings by our competitors may adversely affect response rates to our own catalog mailings. As a result, we may lose market share, which would reduce our revenues and gross profit.

If we are unable to gauge fashion trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

•	originate and define product and fashion trends,

•	anticipate, gauge and react to changing consumer demands in a timely manner, and

•	translate market trends into appropriate, saleable product offerings far in advance of their sale in our stores, our catalog or our Internet website.

Because we enter into agreements for the manufacture and purchase of merchandise well in advance of the season in which merchandise will be sold, we are vulnerable to changes in consumer demand, pricing shifts and suboptimal merchandise selection and timing of merchandise purchases. We attempt to reduce the risks of changing fashion trends and product acceptance in part by devoting a portion of our product line to classic styles that are not significantly modified from year to year. Nevertheless, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. Our brand image may also suffer if customers believe we are no longer able to offer the latest fashions. The occurrence of these events could hurt our financial results by decreasing sales. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income.

The specialty retail industry is cyclical, and a decline in consumer spending on apparel and accessories could reduce our sales and slow our growth.

The industry in which we operate is cyclical. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including general economic conditions and the level of disposable consumer income, the availability of consumer credit, interest rates, taxation and consumer confidence in future economic conditions. Because apparel and accessories generally are discretionary purchases, declines in consumer spending patterns may impact us more negatively as a specialty retailer. Therefore, we may not be able to maintain our recent rate of growth in revenues if there is a decline in consumer spending patterns, and we may decide to slow or alter our growth plans.

We rely on the experience and skills of key personnel, the loss of whom could damage our brand image and our ability to sell our merchandise.

We believe we have benefited substantially from the leadership and strategic guidance of, in particular, Mr. Drexler, our chief executive officer, Mr. Pfeifle, our president, and Tracy Gardner, our executive vice president of merchandising, planning and production, who are primarily responsible for repositioning our brand and developing our philosophy. The loss, for any reason, of the services of any of these individuals and any negative market or industry perception arising from such loss could damage our brand image and delay the implementation of our strategy. Our other officers have substantial experience and expertise in the specialty retail industry and have made significant contributions to our growth and success. The unexpected loss of one or more of these individuals could delay the development and introduction of, and harm our ability to sell, our merchandise. In addition, products we develop without the guidance and direction of these key personnel may not receive the same level of acceptance.

In addition, our success depends in part on our ability to attract and retain other key personnel. Competition for these personnel is intense, and we may not be able to attract and retain a sufficient number of qualified personnel in the future.

Our plan to expand our store base may not be successful, and implementation of this plan may divert our operational, managerial and administrative resources, which could impact our competitive position.

We expanded our store base by six stores in fiscal 2005 and 24 stores in fiscal 2006, through December 30, 2006. We plan to expand our store base by between 30 and 40 stores in fiscal 2007. Thereafter, in the near term, we plan to expand our store base by between 30 and 45 stores annually. The success of our business depends, in part, on our ability to open new stores and renew our existing store leases on terms that meet our financial targets. Our ability to open new stores on schedule or at all, to renew our existing store leases on favorable terms or to operate them on a profitable basis will depend on various factors, including our ability to:

•	identify suitable markets for new stores and available store locations,

•	negotiate acceptable lease terms for new locations or renewal terms for existing locations,

•	manage and expand our infrastructure to accommodate growth,

•	hire and train qualified sales associates,

•	develop new merchandise and manage inventory effectively to meet the needs of new and existing stores on a timely basis,

•	foster current relationships and develop new relationships with vendors that are capable of supplying a greater volume of merchandise, and

•	avoid construction delays and cost overruns in connection with the build-out of new stores.

Our plans to expand our store base may not be successful and the implementation of these plans may not result in an increase in our revenues even though they increase our costs. In addition, the opening of J.Crew stores may divert some revenues from Direct. Moreover, implementing our plans to expand our store base will place increased demands on our operational, managerial and administrative resources. The increased demands of operating additional stores could cause us to operate less effectively, which could cause the performance of our existing stores and our Direct operations to suffer materially. As a result, our revenues would decline and our profitability would be adversely affected.

Our plans to expand our product offerings and sales channels may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could impact our competitive position.

In addition to our store base expansion strategy, we plan to grow our business by expanding our product offerings and sales channels, including by marketing our crewcuts line of children’s apparel and accessories and our Madewell line of apparel, footwear and accessories. These plans involve various risks discussed elsewhere in these risk factors, including:

•	implementation of these plans may be delayed or may not be successful,

•	if our expanded product offerings and sales channels fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease,

•	if we fail to expand our infrastructure, including by securing desirable store locations at reasonable costs and hiring and training qualified employees, we may be unable to manage our expansion successfully, and

•	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our ability to successfully carry out our plans to expand our product offerings and our sales channels may be affected by, among other things, economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Our expansion plans could be delayed or abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could impact our competitive position and reduce our revenue and profitability.

If we fail to maintain the value of our brand, our sales are likely to decline.

Our success depends on the value of the J.Crew brand. The J.Crew name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could result in decreases in sales.

The capacity of our order fulfillment and distribution facilities may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand these facilities.

The success of our stores depends on their timely receipt of merchandise, and the success of Direct depends on our ability to fulfill customer orders on a timely basis. The efficient flow of our merchandise requires that we have adequate capacity in our order fulfillment and distribution facilities to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. We have identified the need to expand and upgrade these facilities in order to support recent and expected future growth. If we are unable to successfully implement this expansion and upgrade, the efficient flow of our merchandise could be disrupted, which could materially hurt our business. We may need to further increase the capacity of these facilities to support our growth, and any further expansion may require us to secure favorable real estate for these facilities and may require us to obtain additional financing. Appropriate locations or financing for the purchase or lease of such locations may not be available at all or at reasonable costs. Our failure to secure adequate order fulfillment and distribution facilities when necessary could impede our growth plans, and the further expansion of these facilities would increase our costs.

Our inability to maintain recent levels of comparable store sales could cause our stock price to decline.

Our recent comparable store sales have been higher than our historical average, and we may not be able to maintain these levels of comparable store sales in the future. If our future comparable store sales fail to meet market expectations, the price of our common stock could decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Comparable Store Sales.” In addition, our results have fluctuated in the past and can be expected to continue to fluctuate in the future. For example, over the past twelve fiscal quarters, our quarterly comparable store sales have ranged from an increase of 3% in the third quarter of fiscal 2005 to an increase of 37% in the first quarter of fiscal 2005. A variety of factors affect comparable store sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. These factors may cause our comparable store sales results to be materially lower than recent periods and our expectations, which could cause declines in our quarterly earnings and stock price.

An inability or failure to protect our trademarks could diminish the value of our brand and reduce demand for our merchandise.

The J.Crew trademark and variations thereon, such as crewcuts, are valuable assets that are critical to our success. We intend to continue to vigorously protect our trademarks against infringement, but we may not be successful in doing so. The unauthorized reproduction or other misappropriation of our trademarks would diminish the value of our brand, which could reduce demand for our products or the prices at which we can sell our products.

A reduction in the volume of mall traffic could significantly reduce our sales and leave us with unsold inventory.

Most of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Sales volume and mall traffic may be adversely affected by regional economic downturns, the closing of anchor department stores and competition from non-mall retailers and other malls where we do not have stores. Any of these events, or a decline in the desirability of the shopping environment of a particular mall or in the popularity of mall shopping generally among our customers, would reduce our sales and leave us with excess inventory. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income.

Fluctuations in our results of operations for the fourth fiscal quarter would have a disproportionate effect on our overall financial condition and results of operations.

We experience seasonal fluctuations in revenues and operating income, with a disproportionate amount of our revenues and our income being generated in the fourth fiscal quarter holiday season. Our revenues and income are generally weakest during the first and second fiscal quarters. In addition, any factors that harm our fourth fiscal quarter operating results, including adverse weather or unfavorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings and of catalog mailings, the revenues contributed by new stores, merchandise mix and the timing and level of inventory markdowns. As a result, historical period-to-period comparisons of our revenues and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter, particularly the fourth fiscal quarter holiday season, as an indication of our annual results or our future performance.

If our manufacturers are unable to produce our goods on time or to our specifications, we could suffer lost sales.

We do not own or operate any manufacturing facilities and therefore depend upon independent third party vendors for the manufacture of all of our products. Our products are manufactured to our specifications primarily by foreign manufacturers. We cannot control all of the various factors, which include inclement weather, natural disasters and acts of terrorism, that might affect a manufacturer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our stores for those items. These events could cause us to fail to meet customer expectations, cause our customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, which could result in lost sales.

Third party failure to deliver merchandise from our distribution centers to our stores and to customers could result in lost sales or reduce demand for our merchandise.

The success of our stores depends on their timely receipt of merchandise from our distribution facilities, and the success of Direct depends on the timely delivery of merchandise to our customers. Independent third party transportation companies deliver our merchandise to our stores and to our customers. Some of these third parties employ personnel represented by a labor union. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand and excess inventory. Timely receipt of merchandise by our stores and our customers may also be affected by factors such as inclement weather, natural disasters and acts of terrorism. We may respond by increasing markdowns or initiating marketing promotions, which would decrease our gross profits and net income.

Interruption in our foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and could increase our costs.

In fiscal 2005, approximately 94% of our merchandise was sourced from foreign factories. In particular, approximately 64% of our merchandise was sourced from China, Hong Kong and Macau. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including the imposition of additional import restrictions, could materially harm our operations. We have no long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We compete with other companies for production facilities and import quota capacity. Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks, disruption of imports by labor disputes and local business practices.

Our sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia or elsewhere or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

In addition, the raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials could hurt our profitability.

Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization (“WTO”) Agreement, effective January 1, 2005, the United States and other WTO member countries removed quotas on goods from WTO members, which in certain instances affords us greater flexibility in importing textile and apparel products from WTO countries from which we source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China. Effective January 1, 2006, the United States imposed quotas on approximately twelve categories of goods and apparel from China, and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our profitability.

Increases in costs of mailing, paper and printing will affect the cost of our catalog and promotional mailings, which will reduce our profitability.

Postal rate increases and paper and printing costs affect the cost of our catalog and promotional mailings. In fiscal 2005, approximately 13% of our selling, general and administrative expenses were attributable to such costs. In January 2006, the U.S. Postal Service implemented a postal rate increase of 5.4%. In response to any future increases in mailing costs, we may consider reducing the number and size of certain catalog editions. In addition, we rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. Our cost of paper has fluctuated significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future additional increases in postal rates or in paper or printing costs would reduce our profitability to the extent that we are unable to pass those increases directly to customers or offset those increases by raising selling prices or by reducing the number and size of certain catalog editions.

If our independent manufacturers and Japan licensing partner do not use ethical business practices or comply with applicable laws and regulations, the J.Crew brand name could be harmed due to negative publicity.

While our internal and vendor operating guidelines promote ethical business practices and we, along with third parties that we retain for this purpose, monitor compliance with those guidelines, we do not control our independent manufacturers, our licensing partner or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines.

Violation of labor or other laws by our independent manufacturers or our licensing partner, or the divergence of an independent manufacturer’s or our licensing partner’s labor practices from those generally accepted as ethical in the United States could diminish the value of the J.Crew brand and reduce demand for our merchandise if, as a result of such violation, we were to attract negative publicity.

Any significant interruption in the operations of our customer call, order fulfillment and distribution facilities could disrupt our ability to process customer orders and to deliver our merchandise in a timely manner.

Our customer call center, Direct’s order fulfillment operations and distribution operations for J.Crew factory stores are housed together in a single facility, while distribution operations for J.Crew retail stores are housed in another single facility. Although we maintain back-up systems for these facilities, they may not be able to prevent a significant interruption in the operation of these facilities due to natural disasters, accidents, failures of the inventory locator or automated packing and shipping systems we use or other events. In addition, we have identified the need to expand and upgrade our operations and systems in order to support recent and expected future growth. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing the expansions or upgrades, could reduce our ability to receive and process orders and provide products and services to our stores and customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand.

We are subject to customs, advertising, consumer protection, zoning and occupancy and labor and employment laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous regulations, including customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations. In addition, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Any material disruption of our information systems could disrupt our business and reduce our sales.

We are increasingly dependent on information systems to operate our website, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. We have identified the need to expand and upgrade our information systems to support recent and expected future growth. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed which could—especially if the disruption or slowdown occurred during the holiday season—result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline. Moreover, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers and might lack sufficient resources to make the necessary investments in technology to compete with our competitors. Accordingly, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers.

We have taken over certain portions of our information systems needs that were previously outsourced to a third party and plan to continue to make significant upgrades to our information systems. We may take over other outsourced portions of our information systems in the near future. If we are unable to manage these aspects of our information systems or the planned upgrades, our receipt and delivery of merchandise could be disrupted, which could result in a decline in our sales.

A failure in our Internet operations, which are subject to factors beyond our control, could significantly disrupt our business and lead to reduced sales and reputational damage.

Our Internet operations are an increasingly substantial part of our business, representing approximately 17% of our revenues in fiscal 2005 and in the first nine months of fiscal 2006. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, security breaches, and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce Internet sales and damage our brand’s reputation.

Our debt may limit the cash flow available for our operations and place us at a competitive disadvantage and may limit our ability to pursue our expansion plans.

As of October 28, 2006, we had total debt of approximately $250.0 million. On December 18, 2006 we made a $50.0 million voluntary prepayment of the outstanding indebtedness under our New

Term Loan. See “Summary—Recent Developments” and “Description of Certain Indebtedness—New Term Loan.” We discuss the terms of our debt instruments in more detail under “Description of Certain Indebtedness” below. Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to use for working capital, capital expenditures and other general corporate purposes,

•	limit our ability to pay future dividends,

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy,

•	result in higher interest expense if interest rates increase on our floating rate borrowings,

•	heighten our vulnerability to downturns in our business, the industry or in the general economy and limit our flexibility in planning for or reacting to changes in our business and the retail industry, or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base, product offerings and sales channels.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

The terms of our indebtedness contain various covenants that may limit our business activities.

The terms of our indebtedness contain, and our future indebtedness may contain, various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements include, or may include, covenants relating to limitations on:

•	dividends on, and redemptions and repurchases of, capital stock,

•	payments on subordinated debt,

•	liens and sale-leaseback transactions,

•	loans and investments,

•	debt and hedging arrangements,

•	mergers, acquisitions and asset sales,

•	transactions with affiliates, and

•	changes in business activities conducted by us and our subsidiaries.

In addition, our indebtedness may require us, under certain circumstances, to maintain certain financial ratios. It also limits our ability to make capital expenditures. See “Description of Certain Indebtedness.”

Compliance with these covenants and these ratios may prevent us from pursuing opportunities that we believe would benefit our business, including opportunities that we might pursue as part of our plans to expand our store base, our product offerings and sales channels.

We incur costs as a result of being a public company.

Prior to the IPO, the corporate governance and financial reporting practices and policies required of a publicly-traded company did not apply to us. As a public company, we now incur significant legal,

accounting and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, require us to adopt corporate governance practices applicable to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Risks Relating to Our Common Stock and This Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering our executive officers, directors and principal stockholders will own, in the aggregate, approximately 42% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. In addition, Emily Scott, a former director, and TPG entered into a stockholders’ agreement under which TPG has agreed to vote for Ms. Scott and a nominee chosen by her as members of our board of directors and Ms. Scott has agreed to vote for three director nominees chosen by TPG. Ms. Scott is not currently on our board of directors, nor has she chosen a director nominee. The directors elected by these stockholders pursuant to this agreement will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. The interests of these stockholders may not be consistent with your interests as a stockholder.

This control may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

As a specialty retailer whose business is seasonal and cyclical, the price of our common stock may fluctuate significantly.

The market price of our common stock is likely to fluctuate significantly from time to time in response to factors including:

•	investors’ perceptions of our prospects and the prospects of the retail industry,

•	differences between our actual financial and operating results and those expected by investors,

•	fluctuations in quarterly operating results,

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments,

•	changes in general economic conditions, and

•	broad market fluctuations.

These factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Future sales of our common stock, or the perception that such sales may occur, could cause our stock price to fall.

Sales of substantial amounts of our common stock in the public market after the consummation of this offering, or the perception that such sales may occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital in the future through offerings of our common stock.

We, our executive officers and directors and the selling stockholders have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options outstanding under existing option plans. Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. may, in their sole discretion, release any of these shares from these restrictions at any time without notice.

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 90 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Takeover defense provisions may adversely affect the market price of our common stock.

Various provisions of our charter documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, these provisions may adversely affect the market price of our common stock. These provisions include a classified board, the availability of “blank check” preferred stock, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries. The terms of certain of Operating’s outstanding indebtedness substantially restrict our or Operating’s ability to pay dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included or incorporated in this prospectus are forward-looking statements, particularly statements which include information concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimate,” “expect,” “anticipate,” project,” “plan,” “intend,” “believe” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including but not limited to those under the heading “Risk Factors.” There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares sold in this offering.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries. The terms of certain of our and Operating’s outstanding indebtedness substantially restrict the ability of either company to pay dividends. For more information about these restrictions, see “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the New York Stock Exchange under the symbol “JCG” since June 28, 2006. Prior to that time, there was no public market for our stock. As of December 30, 2006, there were 67 record holders of our common stock. The following table sets forth the high and low sale prices of our common stock on the New York Stock Exchange during the second, third and fourth quarters of fiscal 2006.

	High	Low
2006
Second Quarter (since June 28, 2006)	$28.89	$24.00
Third Quarter	$33.30	$24.57
Fourth Quarter (through January 25, 2007)	$43.56	$30.24

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data for each of the years in the three-year period ended January 28, 2006 and as of January 28, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for each of the years in the two-year period ended February 1, 2003 have been derived from our audited consolidated financial statements which are not included in this prospectus. The historical financial data for the thirty-nine weeks ended October 29, 2005 and October 28, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The consolidated financial statements for each of the years in the five-year period ended January 28, 2006 and as of the end of each such year have been audited.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Summary Financial Data” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended					Thirty-Nine Weeks Ended
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In thousands, except per share data)
Income Statement Data
Revenues	$777,940	$768,344	$689,965	$804,216	$953,188	$663,263	$785,430
Cost of goods sold(1)	454,491	472,262	440,276	478,829	555,192	371,948	434,944

Gross profit	323,449	296,082	249,689	325,387	397,996	291,315	350,486
Selling, general and administrative expense	303,448	301,718	280,464	287,745	318,499	226,180	262,188

Income (loss) from operations	20,001	(5,636)	(30,775)	37,642	79,497	65,135	88,298
Interest expense (net)	36,512	40,954	63,844	87,571	72,903	53,878	40,028
(Gain) loss on debt refinancing	—	—	(41,085)	49,780	—	—	10,039
Insurance proceeds	—	(1,800)	(3,850)	—	—	—	—
Provision (benefit) for income taxes	(5,500)	(4,200)	500	600	2,800	1,600	4,400

Net income (loss)	(11,011)	(40,590)	(50,184)	(100,309)	3,794	9,657	33,831
Preferred stock dividends	(30,442)	(33,578)	(26,260)	(13,456)	(13,456)	(10,092)	(6,141)

Net income (loss) applicable to common shareholders	$(41,453)	$(74,168)	$(76,444)	$(113,765)	$(9,662)	$(435)	$27,690
Weighted average shares outstanding
Basic	22,734	22,804	23,088	23,626	24,472	24,364	39,968
Diluted	22,734	22,804	23,088	23,626	24,472	24,364	44,846
Net income (loss) per share
Basic	$(1.82)	$(3.25)	$(3.31)	$(4.82)	$(.39)	$(.02)	$.69
Diluted	$(1.82)	$(3.25)	$(3.31)	$(4.82)	$(.39)	$(.02)	$.62

	As of
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	October 28, 2006
	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$16,201	$18,895	$49,650	$23,647	$61,275	$72,475
Working capital	39,164	38,015	46,217	12,168	72,657	128,293
Total assets	401,320	348,878	297,611	278,194	337,321	413,905
Total long-term debt and preferred stock	510,147	556,038	609,440	669,733	724,667	247,150
Stockholders’ deficit	(319,043)	(391,663)	(468,066)	(581,712)	(587,843)	(55,136)

(1)	Includes buying and occupancy costs.

	Year Ended					Thirty-Nine Weeks Ended
	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In thousands, except percentages, numbers of stores and pages and per square foot data)
Operating Data
Revenues:
J.Crew Stores	$483,083	$484,292	$487,092	$579,793	$670,447	$468,692	$566,709
J.Crew Direct
Catalog	135,353	108,531	61,883	76,548	93,870	66,296	60,436
Internet	122,844	139,456	111,653	121,954	159,812	108,161	134,942
Other(1)	36,660	36,065	29,337	25,921	29,059	20,114	23,343

Total revenues	$777,940	$768,344	$689,965	$804,216	$953,188	$663,263	$785,430

J.Crew Stores:
Sales per gross square foot(2)	$412	$349	$338	$400	$459	$322	$379
Number of stores open at end of period	177	194	196	197	203	202	226
Comparable stores sales change(3)	(14.5)%	(11.2)%	(2.5)%	16.4%	13.4%	15.9%	15.6%
J.Crew Direct:
Number of catalogs circulated	71,000	66,000	53,000	50,000	55,000	38,700	36,300
Number of pages circulated (in millions)	8,300	7,800	5,800	5,400	6,100	4,000	3,700
Depreciation and amortization	$39,963	$43,197	$43,075	$37,061	$33,461	$24,526	$24,080
Capital expenditures:
New store openings	36,859	17,202	5,663	5,910	8,243	5,327	15,670
Other(4)	25,003	9,718	4,245	7,521	13,695	10,418	12,927

Total capital expenditures	$61,862	$26,920	$9,908	$13,431	$21,938	$15,745	$28,597

(1)	Consists primarily of shipping and handling fees and royalties.
(2)	Includes only stores that have been open for the full period.
(3)	Comparable store sales includes sales at stores open for at least twelve months.
(4)	Consists primarily of expenditures on store remodels, information technology and warehouse equipment.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following tables present our unaudited actual and pro forma condensed consolidated statement of operations for the year ended January 28, 2006 and for the thirty-nine weeks ended October 28, 2006. The unaudited pro forma statement of operations gives effect to the IPO, the TPG Subscription, $250.0 million in total borrowings under the New Term Loan, the Tender Offer, the 13 1/8% Redemption, the Conversion and the Preferred Redemptions as if they had occurred on January 30, 2005 and January 29, 2006, respectively. The unaudited pro forma condensed consolidated statement of operations reflects the payment of early redemption or premium and prepayment costs, interest, dividends and transaction fees and expenses.

Preparation of the pro forma financial information is based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus.

J.CREW GROUP, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended January 28, 2006					Thirty-Nine Weeks Ended October 28, 2006
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted		Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(In thousands, except per share data)
Revenues:
Net sales	$924,129	$—		$924,129		$762,087	$—		$762,087
Other	29,059	—		29,059		23,343	—		23,343

	953,188	—		953,188		785,430	—		785,430
Cost of goods sold, including buying and occupancy costs	555,192	—		555,192		434,944	—		434,944

Gross profit	397,996	—		397,996		350,486	—		350,486
Selling, general and administrative expenses	318,499	—		318,499		262,188	—		262,188

Income from operations	79,497	—		79,497		88,298	—		88,298
Interest expense (net)	72,903	(56,195	)(1)	16,708		40,028	(24,556	)(1)	15,472
Loss on refinancing of debt	—	—		—		10,039	(10,039	)(2)	—

Income before income taxes	6,594	56,195		62,789		38,231	34,595		72,826
Income taxes	2,800	800	(3)	3,600		4,400	1,000	(3)	5,400

Net income	3,794	55,395		59,189		33,831	33,595		67,426
Preferred stock dividends	(13,456)	13,456	(4)	—		(6,141)	6,141	(4)	—

Net income (loss) applicable to common shareholders	$(9,662)	$68,851		$59,189		$27,690	$39,736		$67,426
Weighted average shares outstanding
Basic	24,472			56,016	(5)	39,968			57,879	(5)
Diluted	24,472			62,432	(5)	44,846			64,285	(5)
Net income (loss) per share
Basic	$(.39)			$1.06		$.69			$1.16
Diluted	$(.39)			$.95		$.62			$1.05

J.CREW GROUP, INC. AND SUBSIDIARIES

Notes to the Unaudited Pro Forma Financial Statements

(1)	Adjustments to interest expense give effect to (a) redemption of all outstanding $92.8 million Series A Preferred Stock and $32.5 million Series B Preferred Stock, (b) redemption of all outstanding $21.7 million 13 1/8% Debentures, (c) redemption of all outstanding $275.0 million 9 3/4% Notes, (d) conversion into common stock of the $23.5 million 5.0% Notes Payable and (e) total borrowings of $250.0 million under the New Term Loan bearing interest at LIBOR plus 1.75%.

(2)	Elimination of loss on refinancing of debt which consists of the write off of deferred debt financing costs of $5.2 million and prepayment costs and premiums of $4.8 million associated with the extinguishment of debt. Because this charge is directly related to these transactions rather than our continuing operations, we have not given effect to it in the unaudited pro forma condensed consolidated statement of operations for the thirty-nine weeks ended October 28, 2006.

(3)	Pro forma adjustments for the year ended January 28, 2006 and the thirty-nine weeks ended October 28, 2006 reflect a disproportionate income tax effect because approximately $40.3 million and $20.8 million of the adjustment consists of preferred stock dividends that are not deductible for tax purposes, and net operating loss carryforwards are available to offset substantially all income taxes. The deferred tax asset resulting from these net operating loss carryforwards is offset by a valuation allowance.

(4)	Adjustments to preferred stock dividends reflect the redemption of all outstanding Series A Preferred Stock.

(5)	The calculation of the pro forma basic share count and the pro forma diluted share count is presented below:

	Year Ended January 28, 2006	Thirty-Nine Weeks Ended October 28, 2006
	(In thousands)
Weighted average shares outstanding:
Basic (as reported)	24,472	39,968
Shares issued in connection with the IPO:
Issued to the public in the IPO	21,620	12,004
Issued in connection with the TPG Subscription	3,674	2,086
Issued upon conversion of the 5.0% Notes Payable	6,250	3,821

Basic (pro forma)	56,016	57,879
Dilutive effect of stock options	5,404	5,854
Dilutive effect of restricted stock	1,012	552

Diluted (pro forma)	62,432	64,285

There were no potentially dilutive securities excluded from the calculation of pro forma diluted income per share for the year ended January 28, 2006. The number of shares of potentially dilutive securities excluded from the calculation of pro forma diluted income per share for the thirty-nine weeks ended October 28, 2006 was 22,000 shares related to stock options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes our consolidated operating results, financial condition and liquidity during the three-year period ended January 28, 2006 and the thirty-nine weeks ended October 28, 2006. Our fiscal year ends on the Saturday closest to January 31. The fiscal years 2003, 2004 and 2005 ended on January 31, 2004, January 29, 2005 and January 28, 2006, respectively, and consisted of 52 weeks each. The fiscal year 2006 will end on February 3, 2007 and will consist of 53 weeks. The extra week will be reflected in the fourth quarter. You should read the following discussion and analysis in conjunction with “Selected Consolidated Financial Data,” our consolidated financial statements and the related notes included elsewhere in this prospectus.

This discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service, while projecting an aspirational American lifestyle.

On the basis of data collected on our Internet channel customers, we believe our customer base consists primarily of affluent, college-educated and professional and fashion-conscious women and men. As of December 30, 2006, we operated 176 retail stores, including two crewcuts and two Madewell stores, and 51 factory stores throughout the United States.

We have two primary sales channels: Stores, which consists of our retail and factory stores, and Direct, which consists of our catalog and Internet website at www.jcrew.com. In fiscal 2005, net sales under the J.Crew brand generated $924.1 million in revenues, comprised of:

•	$670.4 million from Stores, and

•	$253.7 million from Direct.

In early 2003, our then newly-appointed chief executive officer and chairman of the board, Millard Drexler, and our then newly-appointed president, Jeffrey Pfeifle, initiated a program to reposition J.Crew by:

•	Improving product design and quality. We have focused on improving the design, fabrics and construction of our products by strengthening our design teams and sourcing fabrics from renowned European mills and designer-level fabric houses.

•	Expanding our product assortment to reflect our customers’ affluent and active lifestyles. We have begun offering an expanded product line, including our Italian cashmere collection, our wedding and party dresses and our Italian leather accessories.

•	Tightening inventory controls. We have adopted a merchandising strategy that focuses on controlling inventory in order to maximize full-price sales and merchandise margins.

•	Creating sophisticated and inviting store environments. We have focused on creating a distinctive, sophisticated and inviting atmosphere, with clear displays and information about product quality and fabrication in our stores, and implemented new customer service initiatives.

•	Recruiting a new management team with experience across a broad range of disciplines in the specialty retail industry. We have expanded our management team to add new members with experience across a broad range of retail disciplines, including merchandising, design, marketing, human resources, store and direct operations, finance and logistics functions.

•	Slowing the pace of new store openings and closing underperforming stores. In response to several years of rapid store development, we temporarily decreased the number of new stores we opened per year and closed seven underperforming stores. This strategy improved our sales per gross square foot to $459 in fiscal 2005, which represents a 14.8% increase over fiscal 2004.

•	Enhancing our customer-service oriented culture. Through our hiring policy and compensation structure, we have sought to attract sales associates who we believe are committed to maintaining high standards of visual presentation and customer service.

Our recent revenue growth has also led to increased selling, general and administrative expenses. The most significant components of these increases were wage costs, particularly at retail and factory stores. Wage costs increased due to higher incentive compensation paid as a result of increased sales and increased base compensation. We expect these expenses to continue to grow as our business continues to grow. We also expect these and other costs—particularly our store occupancy costs and employee wages and benefits costs—to increase as we pursue our strategy of expanding our retail and factory store base.

While we believe our growth strategy offers significant opportunities, it also presents significant risks and challenges, including, among others, the risks that we may not be able to hire and train qualified sales associates, that our new product offerings and expanded sales channels may not maintain or enhance our brand identity and that our order fulfillment and distribution facilities and information systems may not be adequate to support our growth plans. In addition, we must also seek to ensure that implementation of these plans does not divert management’s attention from continuing to build on the strengths that we believe have driven our recent success, including, among others, our focus on improving the quality of our products, pursuing a disciplined merchandising strategy and improving our store environments and our customer service. For a more complete discussion of the risks facing our business, see “Risk Factors.”

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are comparable store sales for Stores and net sales for Direct. We also consider gross profit and selling, general and administrative expenses in assessing the performance of our business.

Net Sales

Net sales reflect our revenues from the sale of our merchandise less returns and discounts.

We aggregate our merchandise into four sales categories: women’s, men’s and children’s apparel, which consist of items of clothing such as shirts, sweaters, pants, dresses, jackets, outerwear and suits, and accessories, which consists of items such as shoes, socks, jewelry, bags, belts and hair accessories.

The approximate percentage of our sales derived from these four categories, based on our internal merchandising systems, is as follows:

	Year Ended			Thirty-Nine Weeks Ended
	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
Apparel
Women’s	62%	64%	65%	66%	66%
Men’s	27%	25%	21%	20%	20%
Children’s	—	—	—	—	1%
Accessories	11%	11%	14%	14%	13%

	100%	100%	100%	100%	100%

The increase in accessories sales as a percentage of sales in fiscal 2005 is due to management’s efforts to expand the number of items in our accessories category. Our crewcuts children’s concept was introduced in fiscal 2006 with the opening of twelve shops within our J.Crew retail stores and two stand-alone crewcuts stores.

Comparable Store Sales

Comparable store sales reflects net sales at stores that have been open for at least twelve months. Therefore, a store is included in comparable store sales on the first day it has comparable prior year sales. Non-comparable store sales include sales from new stores that have not been open for twelve months and sales from closed stores and temporary stores.

By measuring the change in year-over-year net sales in stores that have been open for twelve months or more, comparable store sales allows us to evaluate how our core store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends,

•	our ability to anticipate and respond effectively to fashion trends and customer preferences,

•	competition,

•	changes in our merchandise mix,

•	pricing,

•	the timing of our releases of new merchandise and promotional events,

•	the level of customer service that we provide in our stores,

•	changes in sales mix among sales channels,

•	our ability to source and distribute products efficiently, and

•	the number of stores we open, close (including for temporary renovations) and expand in any period.

The industry in which we operate is cyclical, and consequently our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Our business is seasonal. As a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly December, as customers make holiday purchases. For example, in fiscal 2005, we realized approximately 30% of our revenues in the fourth fiscal quarter.

Gross Profit

Gross profit is equal to our revenues minus our cost of goods sold. Cost of goods sold includes the direct cost of purchased merchandise, inbound freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our Direct business. Our cost of goods sold is substantially higher in the holiday season because cost of goods sold generally increases as revenues increase and cost of goods sold includes the cost of purchasing merchandise that we sell to generate revenues. Cost of goods sold also generally changes as we expand or contract our store base and incur higher or lower store occupancy and related costs. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise, and generally use markdowns to clear that merchandise. The timing and level of markdowns are not seasonal in nature but are driven by customer acceptance of our merchandise. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them. Significant markdowns have reduced our gross profit in some prior periods and may have a material adverse impact on our earnings for future periods depending on the amount of the markdowns and the amount of merchandise affected. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily catalog production and mailing costs, certain warehousing expenses, administrative payroll, store expenses other than occupancy costs, depreciation and amortization and credit card fees. These expenses do not necessarily vary proportionally with revenues. As a result, selling, general and administrative expenses as a percentage of revenues are usually higher in the spring season than the fall season.

Results of Operations

The following table presents, for the periods indicated, our operating results as a percentage of revenues as well as selected store data:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs(1)	63.8	59.5	58.2	56.1	55.4

Gross profit(1)	36.2	40.5	41.8	43.9	44.6
Selling, general and administrative expenses(1)	40.7	35.8	33.5	34.1	33.4

Income (loss) from operations	(4.5)	4.7	8.3	9.8	11.2
Interest expense, net	9.3	10.9	7.6	8.1	5.1
(Gain) loss on refinancing of debt	(6.0)	6.2	—	—	1.3
Insurance proceeds	(0.6)	—	—	—	—

Income (loss) before income taxes	(7.2)	(12.4)	0.7	1.7	4.9
Provision for income taxes	0.1	0.1	0.3	0.2	0.6

Net income (loss)	(7.3)%	(12.5)%	0.4%	1.5%	4.3%

Selected store data:
Number of stores open at end of period	196	197	203	202	226
Sales per gross square foot	$338	$400	$459	$322	$379
Comparable store sales change	(2.5)%	16.4%	13.4%	15.9%	15.6%

(1)	We exclude a portion of our distribution network costs from the cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors.

First Nine Months of Fiscal 2006 Compared to First Nine Months of Fiscal 2005

Revenues

Revenues for the first nine months of fiscal 2006 (the thirty-nine weeks ended October 28, 2006) increased by $122.1 million, or 18.4%, to $785.4 million from $663.3 million in the first nine months of fiscal 2005 (the thirty-nine weeks ended October 29, 2005). We believe that the increase in revenues for the first nine months of fiscal 2006 resulted from the continuing appeal of our expanded product line in both Stores and Direct and the continuing improvements in our customer service.

Stores sales increased by $98.0 million, or 20.9%, to $566.7 million in the first nine months of fiscal 2006 from $468.7 million in the first nine months of fiscal 2005. Comparable store sales increased 15.6% to $536.3 million in the first nine months of fiscal 2006 compared to $464.0 million in the comparable period last year. Non-comparable store sales were $30.4 million in the first nine months of fiscal 2006.

Direct sales increased by $20.9 million, or 12.0%, to $195.4 million in the first nine months of fiscal 2006 from $174.5 million in the first nine months of fiscal 2005. The number of catalog pages circulated in the first nine months of fiscal 2006 decreased by 7.5% compared to the same period last year. We continue to see a shift of Direct customers to the internet and we continue to evaluate the efficiency of our circulation strategies.

The approximate percentage of our sales by product category during the first nine months of the year, based on our internal merchandising system, is as follows:

	Thirty-Nine Weeks Ended
	October 29, 2005	October 28, 2006
Apparel
Women’s	66%	66%
Men’s	20%	20%
Children’s	—	1%
Accessories	14%	13%

	100%	100%

The dollar increase in Stores and Direct sales occurred primarily in women’s apparel. The increase in women’s apparel was driven by sales of knits, sweaters, shirts and shorts. Sales of men’s apparel and accessories also increased in the first nine months of fiscal 2006.

Other revenues increased by $3.2 million in the first nine months of fiscal 2006, due primarily to a $2.4 million increase in shipping and handling fees reflecting an increase in Direct orders in the first nine months of fiscal 2006 and an adjustment of $1.3 million recorded in the first quarter of fiscal 2005 to reverse income recognized on unredeemed gift cards in prior years, offset by a decrease of $0.5 million in gift card breakage.

Gross Profit

Gross profit increased by $59.2 million, or 20.3%, to $350.5 million in the first nine months of fiscal 2006 from $291.3 million in the first nine months of fiscal 2005. The increase resulted from the following factors (amounts in millions):

(a) increase in revenues	$69.0
(b) decrease in merchandise margin	(3.0)
(c) increase in buying and occupancy costs	(6.8)

$59.2

Gross margin increased to 44.6% in the first nine months of fiscal 2006 from 43.9% in the first nine months of fiscal 2005. Buying and occupying costs as a percentage of revenues resulted in a 110 basis point increase in gross margin because buying and occupancy costs did not increase at the same rate as revenues. Merchandise margins decreased by 40 basis points, resulting from increased markdowns in the first half of the year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $36.0 million, or 15.9%, to $262.2 million in the first nine months of fiscal 2006 from $226.2 million in the first nine months of fiscal 2005. The dollar increase is attributable primarily to increases in variable operating expenses (primarily payroll and payroll related expenses) of Direct and Stores ($14.1 million), catalog production expenses ($1.3 million), expenses related to the Madewell and crewcuts businesses ($2.7 million), stock option expenses under SFAS No. 123R ($1.5 million), incentive compensation ($4.4 million) and consulting expenses ($4.0 million). As a percentage of revenues, selling, general and administrative expenses decreased to 33.4% in the first nine months of fiscal 2006 from 34.1% in the first nine months of fiscal 2005.

Interest Expense, Net

Interest expense, net decreased by $13.9 million to $40.0 million in the first nine months of fiscal 2006 from $53.9 million in the first nine months of fiscal 2005. All outstanding debt at the beginning of fiscal 2006 was redeemed in the second quarter of fiscal 2006 with the proceeds of the $285.0 million New Term Loan described below under “—New Term Loan” in May 2006 and the proceeds from the IPO in July 2006, or was converted into common stock. In addition, on July 12, 2006, we made a $35.0 million voluntary prepayment of the borrowings under the New Term Loan from the proceeds of the IPO.

A summary of the components of interest expense, net is as follows (amounts in millions):

	Thirty-Nine Weeks Ended
	October 29, 2005	October 28, 2006
Accreted dividends on mandatorily redeemable preferred stock	$29.5	$20.8
Interest expense related to:
9 3/4% Notes	19.9	7.7
New Term Loan	—	10.0
13 1/8% Debentures	2.1	1.1
5.0% Notes Payable	0.9	0.5
Amortization of deferred financing costs	0.8	1.0
Other	0.9	0.9

Total interest expense	54.1	42.0
Interest income	(0.2)	(2.0)

Interest expense, net	$53.9	$40.0

Loss on Refinancing of Debt

The loss on refinancing of debt of $10.0 million reflects $4.8 million of tender fees and other expenses and $5.2 million related to the write off of unamortized deferred financing costs incurred in connection with the redemption of the 9 3/4% Notes in May 2006.

Income Taxes

The provision for income taxes for the first nine months of fiscal 2006 is based on the estimated effective tax rate for the year, which differs from statutory rates due primarily to the utilization of operating loss carryovers, which for alternative minimum tax purposes, is limited to 90% of taxable income in any fiscal year. Net deferred tax assets at January 28, 2006 and October 28, 2006 were fully reserved.

Net Income

Net income increased by $24.1 million in the first nine months of fiscal 2006 to $33.8 million from $9.7 million in the first nine months of fiscal 2005. This increase resulted from an increase in operating income of $23.2 million due primarily to the gross profit attributable to the 18.4% increase in revenues, and a decrease of $13.9 million in interest expense, partially offset by a non-recurring loss on the refinancing of debt of $10.0 million and an increase in the provision for income taxes of $2.8 million.

Fiscal 2005 Compared to Fiscal 2004

Revenues

Revenues in fiscal 2005 increased by $149.0 million, or 18.5%, to $953.2 million from $804.2 million in fiscal 2004. We believe this increase reflects the continuing appeal of our expanded product line in both Stores and Direct and continuing improvements in our customer service. The increase in revenues was also due to the fact that low inventories in the first quarter of fiscal 2004 caused revenues for fiscal 2004 to be lower than they would otherwise have been.

Stores sales increased by $90.7 million, or 15.6%, to $670.4 million in fiscal 2005 from $579.7 million in fiscal 2004. Comparable store sales increased by 13.4% to $650.5 million in fiscal 2005 from $573.6 million in the prior year. Non-comparable store sales in fiscal 2005 were $19.9 million.

Direct sales increased by $55.2 million, or 27.8%, to $253.7 million in fiscal 2005 from $198.5 million in fiscal 2004. In addition to the factors that drove overall revenue growth, the Direct sales increase is also attributable to a 13% increase in the number of catalog pages circulated in fiscal 2005.

The increase in Stores and Direct sales occurred primarily in women’s apparel and in accessories. The increase in women’s apparel sales was driven by sales of jackets, loungewear, dresses and sweaters, while the increase in accessories sales was driven by an emphasis on increasing the assortment of products.

Other revenues increased by $3.0 million due primarily to an increase in shipping and handling fees of $4.8 million from $21.6 million in fiscal 2004 to $26.4 million in fiscal 2005 as a result of a 19% increase in orders in the Direct business. This increase was partially offset by an adjustment of $1.3 million in the first quarter of fiscal 2005 due to the reversal of income recognized on unredeemed gift cards in prior years.

Gross Profit

In fiscal 2005, gross profit increased by $72.6 million, or 22.3%, to $398.0 million from $325.4 million in fiscal 2004. This increase resulted from the following factors:

(a) increase in revenues	$79.4
(b) increase in gross margin	4.6
(c) increase in buying and occupancy costs	(11.4)

$72.6

Gross margin increased from 40.5% in fiscal 2004 to 41.8% in fiscal 2005. The increase in gross margin was due primarily to an increase of 50 basis points in merchandise margins (which is equal to cost of goods sold, excluding buying and occupancy costs, divided by revenues) resulting from a decrease in markdowns in the first half of fiscal 2005 and an 80 basis point decrease in buying and occupying costs as a percentage of revenues, resulting from the fact that buying and occupancy costs increased at a lower rate than revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $30.8 million, or 10.7%, to $318.5 million in fiscal 2005 from $287.7 million in fiscal 2004. The increase resulted primarily from:

•	an increase in Direct and Stores variable operating expenses of $22.0 million,

•	an increase in selling expense of $6.0 million, and

•	the write-off in the fourth quarter of fiscal 2005 of $2.8 million of expenses related to the postponement of the IPO.

These increases were offset by:

•	a reduction in depreciation expense of $3.6 million related to an increase in fully depreciated assets (primarily computer equipment and software), and

•	income of $1.1 million related to our estimated share of proceeds from the Visa/MasterCard antitrust litigation settlement.

The increase in Direct and Stores variable operating expenses was primarily attributable to payroll related costs related to the increased sales in fiscal 2005. The increase in selling expense resulted primarily from an increase in pages circulated to 6.1 billion in fiscal 2005 from 5.4 billion in fiscal 2004. As a percentage of revenues, selling, general and administrative expenses decreased to 33.3% in fiscal 2005 from 35.8% in fiscal 2004, resulting primarily from the fact that these expenses increased at a slower rate than revenues during fiscal 2005.

Interest Expense

Our interest expense decreased by $14.7 million to $72.9 million in fiscal 2005 from $87.6 million in fiscal 2004. This decrease was due primarily to decreases in the rate of interest on our long-term debt and the amount of long-term debt outstanding as a result of the refinancings in the fourth quarter of fiscal 2004. In the refinancings, we redeemed in full $150.0 million principal amount of 10 3/8% Senior Subordinated Notes due 2007 (the “10 3/8% Notes”) and $169.0 million principal amount of Intermediate’s 16% Senior Discount Contingent Principal Notes due 2008 (the “16% Notes”), with the proceeds of a new $275.0 million 9 3/4% term loan, which was converted into the 9 3/4% Notes in accordance with the terms of the loan agreement in March 2005, and $44.0 million in internally available funds. This decrease was partially offset by an increase of $7.2 million in dividends on the Series A and Series B Preferred Stock.

Income Taxes

The income tax provisions for fiscal years 2004 and 2005 were $0.6 million and $2.8 million, respectively, which consist of state and foreign taxes of $0.6 million and $2.3 million, respectively, and federal taxes of $0.5 million in 2005. We incurred significant losses in fiscal years 2003 and 2004 that we are unable to carry back to prior years. The federal tax provision in 2005 differs from statutory rates due to the utilization of these net operating loss carryovers, which for alternative minimum tax purposes are limited to 90% of taxable income in any fiscal year. As of January 28, 2006, we have approximately $83 million in net operating losses available to offset future federal taxable income.

Net deferred tax assets at January 29, 2005 and January 28, 2006 were fully reserved.

Net Income

Our net income for fiscal 2005 was $3.8 million compared to a loss of $100.3 million in fiscal 2004. The increase in net income of $104.1 million was primarily attributable to:

•	a $49.8 million loss on the refinancing of debt in fiscal 2004 (without this charge our net loss in fiscal 2004 would have been $50.5 million),

•	the $41.8 million increase in operating income in fiscal 2005, resulting from the effect on operating margin of the increase in revenues, and

•	the $14.7 million decrease in interest expense.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Revenues in fiscal 2004 increased by $114.2 million, or 16.6%, to $804.2 million from $690.0 million in fiscal 2003. We believe this increase reflects a positive customer response to our merchandise assortment and an emphasis on customer service.

Stores sales increased by $92.7 million, or 19.0%, to $579.8 million in fiscal 2004 from $487.1 million in fiscal 2003. Comparable store sales increased by 16.4% to $559.3 million in fiscal 2004 from $480.6 million in the prior year. Non-comparable store sales in fiscal 2004 were $20.5 million.

Direct sales increased by $25.0 million, or 14.4%, to $198.5 million in fiscal 2004 from $173.5 million in fiscal 2003. In addition to the factors that drove overall revenue growth, the Direct sales increase is also attributable to a 59% increase in the number of styles presented in our catalog and on our www.jcrew.com website, as well as the mailing of four new catalog editions, in the second half of fiscal 2004.

The increase in Stores and Direct sales occurred primarily in women’s apparel, and was driven by sales of sweaters and jackets.

Other revenues decreased by $3.4 million due primarily to a decrease in shipping and handling fees of $3.6 million from $25.2 million in fiscal 2003 to $21.6 million in fiscal 2004 as a result of an 8.0% decline in orders in the Direct business and an increase in retail phone orders, which carry no shipping and handling fees.

Gross Profit

In fiscal 2004, gross profit increased by $75.7 million, or 30.3%, to $325.4 million from $249.7 million in fiscal 2003. This increase resulted from the following factors:

(a) increase in revenues	$55.8
(b) increase in gross margin	35.5
(c) increase in buying and occupancy costs	(15.6)

$75.7

Gross margin increased to 40.5% in fiscal 2004 from 36.2% in fiscal 2003, due primarily to a 440 basis point increase in merchandise margins. The increase in merchandise margins resulted from fewer markdowns and improved inventory management in fiscal 2004 when compared to fiscal 2003, during which margins were negatively affected by the liquidation of prior season inventories in the first half of the year. The increase in buying and occupancy costs of 10 basis points as a percentage of revenues resulted primarily from increases in merchandise design expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $7.3 million, or 2.6%, to $287.7 million in fiscal 2004 from $280.4 million in fiscal 2003. Variable operating expenses in Direct and Stores increased by $14.9 million to $136.2 million in fiscal 2004 from $121.3 million in fiscal 2003. These increases were primarily attributable to payroll related costs resulting from the significant sales increases in our Direct and Stores operations in fiscal 2004. Furthermore, incentive compensation increased by $6.5 million due to the improvement in our operating results in fiscal 2004 compared to fiscal 2003. These increases were offset in part by a decrease in depreciation and amortization of $6.0 million related to an increase in fully depreciated assets, primarily computer equipment, and a decrease in catalog selling costs of $3.7 million due primarily to a reduction in pages circulated from 5.8 billion to 5.4 billion. As a percentage of revenues, selling, general and administrative expenses decreased to 35.8% in fiscal 2004 from 40.7% in fiscal 2003, resulting primarily from the fact that these expenses increased at a slower rate than revenues during fiscal 2004.

Interest Expense

Our interest expense increased by $23.8 million to $87.6 million in fiscal 2004 from $63.8 million in fiscal 2003. This increase consisted of $18.9 million in dividends on the Series A Preferred Stock and Series B Preferred Stock that were classified as interest for all of fiscal 2004 but only for the second half of fiscal 2003. We reclassified dividends on the Series A Preferred Stock and Series B Preferred Stock as interest beginning in the third quarter of 2003 in accordance with our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” For more information on our adoption of SFAS No. 150, see Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Another significant component of the increase in interest expense was a $4.9 million increase in interest on debt securities attributable primarily to:

•	an increase of $8.2 million in interest and amortization of debt issuance discount and deferred financing charges on the 16% Notes issued in our May 2003 exchange offer, and

•	$2.7 million of interest accrued on the $275.0 million 9 3/4% term loan we obtained in December 2004.

These increases were partially offset by:

•	a $4.4 million decrease in interest on our 13 1/8% Debentures, approximately 85% of which were exchanged for 16% Notes in our May 2003 exchange offer, and

•	a $1.5 million decrease in interest on 10 3/8% Notes that we redeemed in full in December 2004 with a portion of the proceeds of the $275.0 million 9 3/4% term loan.

Loss on Refinancing of Debt

In fiscal 2004 we had a loss on refinancing of debt of $49.8 million compared to a gain of $41.1 million in fiscal 2003. The fiscal 2004 loss of $49.8 million was incurred in connection with our fourth quarter redemption in full of $150.0 million aggregate principal amount of 10 3/8% Notes and $169.1 million of 16% Notes.

As a result of the refinancing, we:

•	paid $15.3 million of redemption premiums,

•	wrote off $3.2 million of deferred financing costs related to the redeemed notes, and

•	wrote off $31.3 million of unamortized debt issuance costs related to the 16% Notes.

The gain of $41.1 million in fiscal 2003 resulted from the issuance of the 16% Notes in May 2003.

Insurance Proceeds

We did not receive any insurance proceeds in fiscal 2004. Insurance proceeds of $3.8 million in fiscal 2003 and $1.8 million in fiscal 2002 represent recoveries for claims related to the destruction of our World Trade Center store on September 11, 2001. The recovery in fiscal 2003 is the final settlement of this claim.

Income Taxes

We incurred significant losses during the last three fiscal years and were unable to carry back these losses to prior years. Fiscal 2004 and 2003 include certain state and foreign tax provisions of $0.6 million and $0.5 million, respectively.

For a discussion of our current tax position, see “—Critical Accounting Policies—Income Taxes.”

Net Loss

Our net loss for fiscal 2004 was $100.3 million compared to $50.2 million in fiscal 2003. The net loss in fiscal 2004 included a $49.8 million loss on the refinancing of debt while fiscal 2003 included a gain on exchange of debt of $41.1 million and insurance proceeds of $3.8 million. Excluding these items, our net loss would have been $50.5 million in fiscal 2004 and $95.1 million in 2003.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly consolidated statements of operations data for each of the eight fiscal quarters ended October 28, 2006 and expressed as a percentage of our revenues. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal 2004	Fiscal 2005				Fiscal 2006
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(In millions, except percentages)
Revenues	$263.6	$210.5	$229.4	$223.4	$289.9	$240.7	$269.1	$275.6
Gross profit	101.5	96.5	97.0	97.8	106.7	109.4	113.2	127.9
Net income (loss)	(52.9)	4.9	1.7	3.0	(5.8)	7.8	—	26.0

Year-over-year increase
Revenues	26%	44%	22%	8%	10%	14%	17%	23%
Gross profit	26%	59%	31%	10%	5%	13%	17%	31%

% of year
Revenues	33%	22%	24%	23%	30%	N/A	N/A	N/A
Gross profit	31%	24%	24%	25%	27%	N/A	N/A	N/A

Selected Operating Data
Comparable store sales change	17%	37%	15%	3%	8%	12%	16%	19%

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under the Credit Facility. Our primary cash needs are capital expenditures in connection with opening new stores, making information technology system enhancements, meeting debt service requirements and funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. See “—Outlook” below.

Operating Activities

	Year Ended			Thirty-Nine Weeks Ended
	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In millions)
Net Income (loss)	$(50.2)	$(100.3)	$3.8	$9.7	$33.8
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	43.1	37.1	33.5	24.5	24.1
Accreted dividends on redeemable preferred stock	14.2	33.1	40.3	29.5	20.8
Non-cash interest	28.9	32.8	2.2	0.9	0.5
(Gain) loss on refinancing of debt	(41.1)	49.8	—	—	10.0
Other non-cash reconciling items	5.0	0.1	0.8	1.3	3.2
Changes in inventories	41.3	(22.1)	(28.1)	(72.6)	(58.5)
Changes in accounts payable and other current liabilities	(19.3)	32.6	10.1	30.3	9.8
Other changes in operating assets and liabilities	(3.7)	(4.3)	(5.8)	(5.6)	8.7

Net cash provided by operations	$18.2	$58.8	$56.8	$18.0	$52.4

Cash provided by operating activities in the first nine months of fiscal 2006 was $52.4 million and consisted of net income of $33.8 million and non-cash adjustments of $58.6 million, reduced by an increase in working capital of $40.0 million. The increase in working capital consisted primarily of an increase of $58.5 million in inventories as a result of seasonal sales increases in the fourth quarter reduced by an increase in accounts payable and other current liabilities of $9.8 million. The increase in accounts payable and other current liabilities resulted primarily from an increase in accounts payable consistent with the increase in inventories.

Cash provided by operating activities in the first nine months of fiscal 2005 was $18.0 million and consisted of net income of $9.7 million and non-cash adjustments of $56.2 million, reduced by an increase in working capital of $47.9 million. The increase in working capital consisted of an increase in merchandise inventories of $72.6 million as a result of seasonal sales increases in the fourth quarter reduced by an increase in accounts payable and other current liabilities of $30.3 million. The increase in accounts payable and other current liabilities resulted primarily from an increase in accounts payable consistent with the increase in inventories.

Cash provided by operating activities in fiscal 2005 was $56.8 million and consisted of net income of $3.8 million and non-cash adjustments of $76.8 million, reduced by an increase in working capital of $23.8 million. The increase in working capital consisted primarily of an increase in inventories of $28.1 million offset by an increase in accounts payable and other current liabilities of $10.1 million. Inventories were higher than prior years due to expected sales increases in Spring 2006, and the earlier receipt of a portion of these inventories. The increase in accounts payable and other current liabilities was primarily due to a $7.3 million increase in accounts payable which in turn was attributable to the increase in inventories.

Cash provided by operating activities in fiscal 2004 was $58.8 million and consisted of a net loss of $100.3 million offset by non-cash adjustments of $152.9 million and a decrease in working capital of $6.2 million. The reduction in working capital was due primarily to a $32.6 million increase in accounts payable and other current liabilities offset by an increase in inventories of $22.1 million. The increase in accounts payable and other current liabilities consisted of an increase of $19.2 million in accounts payable reflecting the increase in inventories and an increase of $13.4 million in other current liabilities. The increase in other current liabilities consisted primarily of (1) an increase of $5.0 million in customer liabilities from additional gift certificates, (2) an increase in accrued compensation of $5.0 million attributable to an increase in accrued bonuses in fiscal 2004 resulting from the improved operating performance, and (3) a $2.0 million increase in sales returns accrual due to increased sales in the fourth quarter of 2004. The increase in inventories reflected an increase of inventories for spring 2005.

Cash provided by operating activities in fiscal 2003 was $18.2 million and consisted of a net loss of $50.2 million offset by non-cash adjustments of $50.1 million and a reduction in working capital of $18.3 million. The reduction in working capital was due primarily to a $41.3 million decrease in merchandise inventories, partially offset by a decrease of $19.3 million in accounts payable and other current liabilities. The decrease in merchandise inventories resulted from the liquidation of prior season inventories primarily in the first half of fiscal year 2003 as a result of a change in inventory strategy that emphasized the liquidation of inventories in the current season. Furthermore, orders placed for spring 2004 merchandise were conservative, reducing the amount of spring 2004 inventories on hand at January 31, 2004 compared to the prior year. The decrease in accounts payable and other current liabilities of $19.3 million consisted of $5.6 million in accounts payable, resulting largely from the decrease in inventories, and $13.7 million in other current liabilities. The decrease in other current liabilities consisted primarily of (1) a $4.3 million decrease in accrued interest as a result of the May 2003 exchange offer, which converted cash pay interest to accreted interest that is reflected in long-term debt, (2) a $4.0 million decrease in accrued compensation due to severance and one-time bonus accruals at February 1, 2003, and (3) a $2.3 million decrease in sales returns accrual related to a decrease in sales during the fourth quarter of 2003.

Investing Activities

Capital expenditures were $28.6 million in the first nine months of fiscal 2006 compared to $15.7 million in the first nine months of fiscal 2005. Capital expenditures for the opening of new stores were $15.7 million and $5.4 million for the first nine months of fiscal 2006 and fiscal 2005, respectively, with the remaining capital expenditures for store renovations and refurbishment programs, information technology and other initiatives. Capital expenditures were $21.9 million in fiscal 2005, $13.4 million in fiscal 2004 and $9.9 million in fiscal 2003. Capital expenditures for the opening of new stores were $8.2 million in fiscal 2005 (11 stores), $5.9 million in fiscal 2004 (five stores) and $5.7 million is fiscal 2003 (four stores). The remaining capital expenditures in each period were for store renovation and refurbishment programs, investments in information systems and distribution center initiatives. Capital expenditures are projected at approximately $45.0 million for the 2006 fiscal year, including $19.0 million for 29 new stores (including two Madewell and two crewcuts stores) and $10.0 million for information technology enhancements.

Financing Activities

	Year Ended			Thirty-Nine Weeks Ended
	January 31, 2004	January 29, 2005	January 28, 2006	October 29, 2005	October 28, 2006
	(In millions)
Initial public offering of 21.6 million shares of common stock, net of expenses of $29.7 million	$—	$—	$—	$—	$402.8
Redemption of preferred stock	—	—	—	—	(358.3)
Proceeds from issuance of new debt, net of costs incurred	23.2	252.9	—	—	276.5
Repayment of debt	(0.8)	(324.2)	—	—	(336.5)
Exercise of stock options	—	—	2.7	2.5	2.9

Net cash provided by (used in) financing activities	$22.4	$(71.3)	$2.7	$2.5	$(12.6)

Financing activities in the first nine months of fiscal 2006 included the IPO and the New Term Loan. The proceeds of these financings were used to redeem all of our outstanding indebtedness including preferred stock and to prepay $35.0 million of the Term Loan. In connection with the IPO, the 5.0% Notes Payable were converted into shares of our common stock. Our total indebtedness (including preferred stock) of $724.7 million at January 28, 2006 was reduced to $250.0 million at October 28, 2006. Financing activities in the first nine months of fiscal 2005 consisted of proceeds from the exercise of stock options.

Cash provided by financing activities was $2.7 million in fiscal 2005 resulting from the exercise of stock options, compared to a use of cash of $71.3 million in fiscal 2004. The $71.3 million use of cash in fiscal 2004 resulting primarily from the redemption of $150.0 million aggregate principal amount of 10 3/8% Notes and $169.0 million of 16% Notes partially offset by the proceeds of a $275.0 million 9 3/4% term loan net of costs of $22.1 million incurred in connection with the refinancing. Cash provided by financing activities in fiscal 2003 resulted from the issuance of $20.0 million aggregate principal amount of 5.0% Notes Payable and a $5.8 million term loan under the Credit Facility partially offset by costs incurred in the May 2003 exchange offer.

Credit Facility

On December 23, 2004, we, Operating and certain of its subsidiaries entered into an Amended and Restated Loan and Security Agreement (the “Credit Facility”) with Wachovia Capital Markets, LLC, as arranger and bookrunner, Wachovia Bank, National Association, as administrative agent (“Wachovia”), Bank of America N.A., as syndication agent, Congress Financial Corporation, as collateral agent, and a syndicate of lenders. The Credit Facility provides for revolving loans and letters of credit of up to $170.0 million (which can be increased to $250.0 million subject to certain conditions) at floating interest rates based on Wachovia’s prime rate plus a margin of up to 0.25% or LIBOR plus a margin ranging from 1.25% to 2.00%. The total amount of availability is limited to the sum of: (a) invested cash, (b) 90% of eligible receivables, (c) 92.5% of the net recovery percentage of inventories (as determined by inventory appraisal) for the period August 1 through November 30, or 90.0% of the net recovery percentage of inventories for the period December 1 through July 31, and (d) real estate availability of 65% of appraised fair market value. The Credit Facility expires in December 2009. Borrowings under the Credit Facility are guaranteed by us and all of Operating’s domestic direct or indirect subsidiaries and are secured by a perfected first priority security interest in substantially all of our and our subsidiaries’ assets.

The Credit Facility includes restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures. We are required to maintain a fixed interest charge coverage ratio of 1.1x if excess availability is less than $20.0 million for any 30 consecutive day period. We have at all times been in compliance with this financial covenant.

There was $122.1 million available in borrowings under the Credit Facility at October 28, 2006 based on the factors described above. There were no borrowings in fiscal 2004 and 2005, or in the first nine months of fiscal 2006.

For more information about the Credit Facility, see “Description of Certain Indebtedness—Credit Facility.”

Senior Subordinated Term Loan and 9 3/4% Notes

On November 21, 2004, Operating entered into a Senior Subordinated Loan Agreement with entities managed by Black Canyon Capital LLC and Canyon Capital Advisors LLC, which provided for a term loan of $275.0 million. We used the proceeds of the term loan to redeem in full the aggregate principal amount of 10 3/8% Notes ($150.0 million) and in part the 16% Notes ($125.0 million). In January 2005, we redeemed the remaining $44.0 million of 16% Notes using internally available funds. On March 18, 2005, the term loan was converted into equivalent new 9 3/4% Notes in accordance with the terms of the loan agreement. On May 15, 2006, we repurchased all of the 9 3/4% Notes in the Tender Offer. See “Summary—The IPO and Related Transactions.”

New Term Loan

On May 15, 2006, Operating, as borrower, we and certain of Operating’s direct and indirect subsidiaries, as guarantors, entered into the New Term Loan, a $285.0 million senior secured term loan facility with certain lenders named therein as lenders, Goldman Sachs Credit Partners L.P. (“GSCP”) and Bear, Stearns & Co. Inc. as joint lead arrangers and joint bookrunners, GSCP as administrative agent and collateral agent, Bear Stearns Corporate Lending Inc. as syndication agent and Wachovia as documentation agent.

The total amount of the New Term Loan borrowed by Operating on May 15, 2006 was $285.0 million. On July 12, 2006, Operating made a $35.0 million voluntary prepayment of the New Term Loan and on December 18, 2006, Operating made a $50.0 million voluntary prepayment on the New Term Loan. As of December 30, 2006, the amount outstanding under the New Term Loan was $200.0 million. Prior to September 12, 2006, borrowings under the New Term Loan bore interest, at our option, at the base rate plus a margin of 1.25% or at LIBOR plus a margin of 2.25% per annum. As of September 12, 2006, borrowings bear interest, at our option, at the base rate plus margin of 0.75% or at LIBOR plus a margin of 1.75% per annum, payable quarterly. All borrowings will mature on May 15, 2013. Operating used the proceeds of the New Term Loan and cash on hand to repurchase all of its 9 3/4% Notes pursuant to the Tender Offer and to pay accrued interest of $10.6 million and related premium, tender fees and other expenses of $13.3 million. A loss of $9.9 million on refinancing of debt is included in the statement of operations in the second quarter of fiscal 2006.

Redemption of Preferred Stock

On July 13, 2006, we redeemed, with the proceeds of the IPO and the TPG Subscription, all $92.8 million liquidation value of the Series A Preferred Stock and all $32.5 million liquidation value of the Series B Preferred Stock at 100% of liquidation value, as well as paid accumulated and unpaid dividends of $306.4 million thereon. On the same date, in the TPG Subscription, TPG purchased from us, at the IPO price of $20.00 per share, 3,673,729 shares of our common stock.

Outlook

Management anticipates that capital expenditures in fiscal 2006 will be approximately $45.0 million, primarily for opening 29 new stores, information technology enhancements, the expansion of our Asheville, North Carolina distribution facility and general corporate purposes, of which $28.6 million was spent in the first nine months of fiscal 2006. Our short-term and long-term liquidity needs will arise primarily from principal and interest payments on our indebtedness, capital expenditures associated with our expansion plans and growth strategy and working capital requirements. As of October 28, 2006, we were permitted to borrow $122.1 million under the Credit Facility. Our annual debt service obligations will increase by $2.0 million per year for each 1.0% increase in the average interest rate we pay, based on the balance of variable interest rate debt outstanding at October 28, 2006. Management believes that our current cash position, cash flow from operations and availability under the Credit Facility will be adequate to finance working capital needs, planned capital expenditures and debt service obligations for the next twelve months. Our ability to fund our operations and make planned capital expenditures, to make scheduled debt payments, to refinance indebtedness and to remain in compliance with the financial covenants under our debt agreements depends on our future financing activities, our future operating performance and our future cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control. We expect to use cash from operating activities and short-term borrowings under the Credit Facility primarily to maintain our business, implement our expansion plans and further implement our growth strategy.

Off Balance Sheet Arrangements

We enter into documentary letters of credit to facilitate the international purchase of merchandise. We also enter into standby letters of credit to secure certain of our obligations, including insurance programs and duties related to import purchases. As of October 28, 2006, we had the following obligations under letters of credit in future periods.

Letters of Credit	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(In millions)
Standby	$6.4	$—	$—	$—	$6.4
Documentary	75.7	75.7	—	—	—

	$82.1	$75.7	$—	$—	$6.4

Contractual Obligations

The following table summarizes our contractual obligations as of October 28, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(In millions)
Long-term debt obligations	$250.0	$2.9	$5.7	$5.7	$235.7
Interest on long term debt(1)
Operating lease obligations(2)	327.9	55.4	102.4	83.6	86.5
Purchase obligations:
Inventory commitments	241.6	241.6	—	—	—
Other	4.6	4.3	0.3	—	—
Employment agreements	2.8	1.9	0.9	—	—

Total Purchase Obligations	249.0	247.8	1.2	—	—

Total	$826.9	$306.1	$109.3	$89.3	$322.2

(1)	As of September 12, 2006 the New Term Loan bears interest at a floating rate of LIBOR + 1.75% or the base rate + 0.75%. Prior to September 12, 2006, the New Term Loan bore interest at a floating rate of LIBOR + 2.25% or the base rate + 1.25%. At October 28, 2006 annual interest expense is expected to be approximately $18.0 million.
(2)	Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for retail and factory stores, warehouses, office space and equipment requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Operating lease obligations do not include common area maintenance, insurance, taxes and other occupancy costs, which constitute approximately an additional 50% of the minimum lease obligations.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been minor.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies, which we have discussed with our audit committee, reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. We do not believe that changes in these assumptions and estimates are likely to have a material impact on our consolidated financial statements.

Revenue Recognition

We recognize Store sales at the time of sale and Direct sales at the time merchandise is shipped to customers. Amounts billed to customers for shipping and handling of catalog and Internet sales are classified as other revenues and recognized at the time of shipment. We must make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We license our trademark and know-how to Itochu Corporation in Japan, for which we receive percentage royalty fees. We defer recognition of advance royalty payments and recognize royalty revenue when sales entitling us to royalty revenue occur. Employee discounts are classified as a reduction of revenue. We account for gift cards by recognizing a liability at the time a gift card is sold, and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and recognize our estimate of the unredeemed gift card liability on a ratable basis over the estimated period of redemption.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or market value. We capitalize certain design, purchasing and warehousing costs in inventory. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our factory channel, Internet clearance sales and other liquidations. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above costs. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period.

Deferred Catalog Costs

The costs associated with direct response advertising, which consist primarily of catalog production and mailing costs, are capitalized and amortized over the expected future revenue stream of the catalog mailings, which we currently estimate to be four months. The expected future revenue stream is determined based on historical revenue trends developed over an extended period of time. If the current revenue streams were to diverge from the expected trend, our amortization of deferred catalog costs would be adjusted accordingly.

Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. The impairment of unamortized costs is measured at the store level and the unamortized cost is reduced to fair value if it is determined that the sum of expected discounted future net cash flows is less than net book value.

Income Taxes

We have significant deferred tax assets resulting from net operating loss carryforwards and temporary differences, which will reduce taxable income in future periods. SFAS No. 109, “Accounting for Income Taxes” states that a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, projections of future operating results, the market environment in which a company operates, and length of carryback and carryforward periods. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of our assessments, we established a valuation allowance to fully reserve our net deferred tax assets at January 29, 2005 and January 28, 2006. Although we realized pre-tax income in fiscal 2005, we do not expect to recognize any net tax benefits in future results of operations until we can demonstrate that an appropriate level of profitability can be sustained.

Quantitative and Qualitative Disclosures About Market Risks

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our variable rate debt consists of borrowings under the Credit Facility and the New Term Loan. The interest rates under the Credit Facility are a function of Wachovia’s prime rate or LIBOR, and the interest rates under the New Term Loan are a function of a base rate or LIBOR. A one percentage point increase in the interest rate on our variable rate debt would result in a change in income before taxes of approximately $100,000 for each $10.0 million of borrowings under the Credit Facility and approximately $2.5 million for the $250.0 million of borrowings under the New Term Loan.

We have a licensing agreement in Japan that provides for royalty payments in yen based on sales of J.Crew merchandise. We have entered into forward foreign exchange contracts from time to time in order to minimize this risk. At October 28, 2006, there were no forward foreign exchange contracts outstanding.

We also enter into letters of credit to facilitate the international purchase of merchandise. The letters of credit are primarily denominated in U.S. dollars. Outstanding letters of credit at October 28, 2006 were $82.1 million, including $6.4 million of standby letters of credit.

BUSINESS

Our Company

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service while projecting an aspirational American lifestyle. We are a fully integrated multi-channel specialty retailer. We seek to consistently communicate our vision of J.Crew through every aspect of our business, including through the imagery in our catalogs and on our Internet website and the inviting atmosphere of our stores. In the first nine months of fiscal 2006, our revenues were $785.4 million, which represents an 18.4% increase over the first nine months of fiscal 2005. Growth in our comparable store sales for this period was 15.6%. In fiscal 2005, our revenues were $953.2 million, which represented an 18.5% increase over fiscal 2004. Growth in our comparable store sales for this period was 13.4%. Our net income for the first nine months of fiscal 2006 was $33.8 million, compared to $9.7 million the first nine months of fiscal 2005. Our net income for fiscal 2005 was $3.8 million compared to a net loss of $100.3 million in fiscal 2004. The net loss in fiscal 2004 included a significant loss on the refinancing of debt in our fourth fiscal quarter, excluding which our net loss would have been $50.5 million in fiscal 2004.

We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J.Crew. We offer complete assortments of women’s and men’s apparel and accessories, including wedding and special occasion attire, weekend clothes, swimwear, loungewear, outerwear, shoes, bags, belts, hair accessories and jewelry.

J.Crew products are distributed through our retail and factory stores, our J.Crew catalog and our Internet website located at www.jcrew.com. As of December 30, 2006, we operated 176 retail stores, including two crewcuts and two Madewell stores, and 51 factory stores throughout the United States. In fiscal 2005, we distributed 20 catalog editions with a circulation of approximately 55 million copies and our www.jcrew.com website logged over 64 million visits, representing a 33% increase over fiscal 2004. Our retail stores are designed by our in-house design staff and are fixtured to create a distinctive, sophisticated and inviting atmosphere, with clear displays that highlight the quality of our products and their fabrication. Our factory stores are designed with simple, volume-driving visuals to maximize sales of our key items and drive faster inventory turns.

We conduct our business through two primary sales channels: Stores, which consists of our retail and factory stores, and Direct, which consists of our catalog and Internet website at www.jcrew.com.

Our Market

The primary market for our products is the domestic apparel retailing market. On the basis of data collected from our Internet channel customers, we believe our customer base consists primarily of affluent, college-educated and professional and fashion-conscious women and men. We seek to appeal to our customers by creating high quality products that reflect our customers’ affluent and active lifestyles across a broad range of price points.

Our Competitive Strengths

We attribute our success as a specialty retailer to the following competitive strengths:

•	Established and Differentiated Lifestyle Brand. The J.Crew brand is widely recognized and features high quality designs, fabrics and craftsmanship. We believe that we differentiate ourselves from our competitors in three primary ways:

•	our signature product design, which we refer to as “classic with a twist”—meaning our iconic styles refined with differentiating prints, fabrics, colors and high quality craftsmanship,

•	our multi-tiered pricing strategy—meaning we offer select designer-quality products at higher price points and more casual items at lower price points, and

•	by offering our customers “one stop shopping” for their wardrobe needs, including apparel and accessories for weekend, business, wedding and special occasions.

We seek to project our brand image through consistent creative messages in our catalog and on our Internet website, our store environments and our superior customer service. To keep this image consistent, our stores are designed by in-house design staff and are fixtured with the goal of creating a distinctive, sophisticated and welcoming atmosphere, with clear displays and information about product quality and fabrication. We believe the J.Crew catalog features high-quality photography and paper, and places our products in settings designed to reflect our brand’s aspirational lifestyle image such as beach houses in the summer and country cabins in the holiday months. We believe these strategies have, in part, increased our comparable store sales, revenues and margins in fiscal years 2004 and 2005 and the first nine months of fiscal 2006. We believe that our brand image, which we describe as an “aspirational lifestyle,” is key to our success.

•	High Quality Product Offerings. We focus on creating product assortments featuring high quality women’s and men’s apparel and accessories, designed internally by our design teams, which include wedding and special occasion attire, weekend clothes, swimwear, loungewear, outerwear, shoes, bags, belts, hair accessories and jewelry. Our product assortments include luxury items such as European milled cashmere sweaters and jackets, women’s and men’s suits made in Italy, men’s haberdashery (which offers fine men’s shirts), footwear made in Italy and English leather accessories. Our product assortments also include styled classics such as our broken-in chinos, cable knit sweaters and Legacy blazers. We also offer “twists” on our products with items such as our English silk tie belts, which use traditional necktie designs for women’s and men’s belts. In addition, we use a multi-tiered pricing strategy of offering a product assortment ranging from casual t-shirts and broken-in chinos at lower price points, to cashmere items and limited edition “collection” items, such as dresses, hand-beaded skirts and double-faced cashmere jackets at higher price points. We believe our “collection” items elevate the overall perception of our brand, while our multi-tiered pricing structure maintains a more accessible atmosphere. We focus throughout our product assortments on high quality design, fabric and construction.

•	Multiple Sales Channels Producing “Seamless Retailing.” We sell our products through multiple sales channels, including our retail and factory stores, our J.Crew catalog and our www.jcrew.com Internet website, providing our customers the flexibility to shop in the setting they prefer. We encourage our customers to make purchases through all of our sales channels—a concept we refer to as “seamless retailing,” and over 49% of the customers in our customer database shop in multiple sales channels. Over 30% of our Internet customers reported that they had received a catalog in the mail prior to their Internet purchase, which we believe shows that our catalog drives sales on our Internet channel. Through our “We’ll Find it For You”SM service a customer in one of our retail stores who desires to purchase an item that is out of stock in that store or available only through our catalog can be connected via a “redphone” telephone hotline located in the store to our customer service center to obtain the desired item directly by mail from another retail store or from our distribution centers.

We believe the seamless retailing concept supports our brand message while capitalizing on the unique attributes of each channel. Our research has shown that our cross-channel customers purchase on average twice as much merchandise, measured in dollars, than our single-channel customers. We foster multi-channel relationships with our customers to build a base of customers loyal to the J.Crew brand rather than a single sales channel.

•	Experienced Management Team with a Proven Track Record. Our strong management team has extensive experience in the specialty retail industry. We believe J.Crew has benefited substantially, in particular, from the leadership and strategic guidance of Millard Drexler, our chief executive officer, and Jeffrey Pfeifle, our president. Since Messrs. Drexler and Pfeifle were appointed in early 2003, we have assembled a management team with extensive experience across a broad range of disciplines, including merchandising, design, marketing, human resources, store and direct operations, finance and logistics functions. Since our new management began to influence our product line in late 2003 and early 2004, we have experienced twelve consecutive quarters of growth in comparable store sales. We believe this significant momentum demonstrates our management team’s strength.

•	Disciplined Merchandise Management. We focus on controlling our inventory in order to maximize full-price sales and increase inventory turns. We control our inventory of certain products so that demand for our products exceeds their supply, which is intended to encourage customers not to delay purchases, maximize full-price sales and increase inventory turns. Our merchandise managers are guided by return on investment objectives in determining their inventory purchases. We believe our merchandising strategy enhances our brand image while maximizing profits.

•	Customer-Service Oriented Culture. We hire and train sales associates committed to serving our customers and compensate them based on performance measures in order to enhance the customer-service oriented culture in our stores. We focus on ensuring that our sales associates are committed to maintaining high standards of visual presentation and customer service. To improve our responsiveness to customer feedback, our management holds regular conference calls with store managers in which customer feedback is discussed and appropriate responses are formulated in a timely manner. We also make available to our customers “Client Specialists,” who serve as personal shoppers and wardrobe consultants.

We believe another key aspect of our customer service is our “We’ll Find it For You”SM service, which focuses on doing everything we can to make sure a retail store customer is able to obtain a desired item. “We’ll Find it For You”SM includes the ongoing installation of “redphones” in our retail stores that allow our retail store associates and customers to locate and purchase items that are out of stock in a particular retail store or offered only through our catalog.

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to continue to increase revenues and profits and broaden our product line. Our growth strategy includes the following:

•	Continue to Build on Our Core Strengths. We believe our recent success is attributable to our focus on the quality of the design, fabric and construction of our apparel and accessories, and to our signature “classic with a twist” product design—meaning our iconic styles refined with differentiating fits, prints, fabrics, colors and high quality craftsmanship—our disciplined merchandising strategy and our recent focus on improving our stores by creating a sophisticated atmosphere and enhancing our customer-service oriented culture have also contributed to our growth.

We have also expanded the offerings of our specialty product lines such as J.Crew jewelry and J.Crew Wedding. This strategy also includes an increased emphasis on our lines of high quality shoes and other accessories. We intend to continue to leverage our multiple sales channels by test-marketing these and other new specialty product lines through our Direct channel. We believe these specialty product lines offer us opportunity to grow revenues and profits while strengthening our brand’s association with the aspirational lifestyle of our customers.

•	Leverage Our Multiple Sales Channels to Further Achieve “Seamless Retailing.” We plan to take advantage of the unique attributes of each of our sales channels to increase sales across our entire business. For example, we intend to use the customer information gathered through our Direct operations to target specific marketing material at particular customer groups on the basis of their shopping history, spending habits and expressed merchandise preferences. We also collect customer information in our retail stores and send our catalog and targeted emails highlighting specific product offerings to those retail customers. In addition, our catalogs contain information about a customer’s nearest J.Crew store in order to encourage the customer to visit that store. Our Direct sales channels enable us to maintain a database of customer spending habits and preferences which facilitates targeted marketing strategies, like the mailing of particular catalog editions such as Resort Edition, J.Crew Wedding and Women’s Collection to specific customer groups. We have implemented a similar marketing strategy in our stores by establishing specialized formats within stores, such as designated product areas within our retail stores and specialized accessory “shops” within stores. We also send our Internet customers targeted emails that enable them to link directly to sections of our www.jcrew.com website which we believe they will find particularly appealing based on their shopping history. We intend to continue increasing our customer files and using our direct channel to test new concepts and product assortments and make store opening decisions. We also plan to continue maximizing our cross-channel product accessibility by promoting our “We’ll Find it For You”SM service.

•	Expand Our Store Base. We expanded our store base by six stores in fiscal 2005 and 24 stores in fiscal 2006, through December 30, 2006. We plan to expand our store base by between 30 and 40 stores in fiscal 2007. Thereafter, in the near term, we plan to expand our store base by between 30 and 45 stores annually. We will look to open new stores predominately in affluent markets where we have demonstrated strong Direct sales, and to adhere to our already-successful retail store formats, which we believe reinforce our brand image and generate strong sales per square foot.

•	Expand Into New Apparel and Accessories Markets. We have launched crewcuts, a line of apparel and accessories for children ages two through eight because we believe the market for quality, stylish children’s clothing at attractive price points is underpenetrated. We plan to expand crewcuts to age ten in the near future. Our children’s concept, crewcuts, includes a product assortment that reflects the high quality styled-classic apparel and accessories we offer under the J.Crew brand name, such as argyles, embroidered critters and cable knits at attractive price points. We currently market the crewcuts line through our Internet website and in 12 existing J.Crew retail stores and two separate crewcuts stores. In 2007, we plan to offer the line in 10 to 15 additional J.Crew retail stores and to open two additional separate crewcuts retail stores. In addition, we continue to develop Madewell, a supplemental clothing, footwear and accessories line. Madewell features high quality, casual women’s clothing that ranges from jeans and chinos to t-shirts and sweaters. In 2006, we opened two stores offering the Madewell line and in 2007, we plan to open five additional Madewell stores. During 2006, we launched a Madewell website at www.madewell1937.com that provides customers with a toll-free number to place orders for Madewell merchandise and may at a later date allow customers to place orders on-line.

Products

We offer complete assortments of women’s and men’s apparel and accessories that include wedding and special occasion attire, weekend clothes, swimwear, loungewear, outerwear, shoes, bags, belts, hair accessories and jewelry. We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of

J.Crew, and are designed internally by our design team to embody our “classic with a twist” branding and styling strategies. We use a multi-tiered pricing strategy of offering a product assortment ranging from casual t-shirts and broken-in chinos at lower price points, to cashmere items and limited edition “collection” items, such as dresses, hand-beaded skirts and double-faced cashmere jackets, at higher price points, which we believe elevates the overall perception of our brand.

We have introduced several successful new product lines and product line expansions, including men’s haberdashery, our Italian cashmere collection, our wedding and party dresses and our Italian leather accessories. Our J.Crew factory line offers the J.Crew brand with similar styles made at lower costs and sold at lower price points. We have launched crewcuts, an apparel and accessories line for children ages two through eight, which offers a product assortment that reflects the high quality, styled-classic apparel and accessories we offer under the J.Crew brand, such as argyles, embroidered critters and cable knits for the children’s market. We plan to expand crewcuts to age ten in the near future. In addition, we continue to develop Madewell, a supplemental clothing, footwear and accessories line.

Design and Merchandising

We believe one of our key strengths is our internal design team, which designs products that reinforce our brand image. Our products are designed to reflect a clean and fashionable aesthetic that incorporates high quality fabrics and construction as well as comfortable, consistent fits and detailing.

Our products are developed in four seasonal collections and are subdivided for monthly product introductions in our monthly catalog mailings and in our retail stores. The design process begins with our designers developing seasonal collections eight to twelve months in advance. Our designers regularly travel domestically and internationally to develop color and design ideas. Once the design team has developed a season’s color palette and design concepts, they order a sample assortment in order to evaluate the details of the assortment, such as how color takes to a particular fabric.

Our design team consists of seasoned, talented designers who have experience in the specialty apparel industry, and we give them a significant amount of creative freedom in the design process. This method, which we refer to as “design-driven retailing,” allows our designers to be driven primarily by their artistic vision and industry experience, enables them to incorporate high quality fabrics, yarns and prints into their designs, and allows them to collaborate with our merchandisers rather than being directed by them, all of which we believe leads to high quality products that reinforce the J.Crew brand image.

From the sample assortment, our merchandising team selects which items to market in each of our sales channels and edits the assortment as necessary to increase its commerciality. Our teams communicate regularly and work closely with each other in order to leverage market data, ensure the quality of J.Crew products and remain true to a unified brand image. Our technical design teams develop construction and fit specifications for every product, ensuring quality workmanship and consistency across product lines. Because our product offerings originate from a single concept assortment, we believe that we are able to efficiently offer an assortment of styles within each season’s line while still maintaining a unified brand image. As a final step that is intended to ensure image consistency, our senior management reviews all of our products from all of our sales channels before they are manufactured.

We believe we further maintain our brand image by exercising substantial control over the presentation and pricing of our merchandise by selling all our products ourselves in North America.

Pricing

We offer our customers a mix of select designer-quality products at higher price points and more casual items at lower price points, consistent with our multi-tiered pricing strategy and our signature styling strategy of pairing luxury items with more casual items. We have introduced limited edition “collection” items such as hand-beaded skirts, which we believe elevates the overall perception of our brand. We also offer more moderately priced products, such as t-shirts, broken-in chinos and jeans. We believe offering a broad range of price points maintains a more accessible, less intimidating atmosphere.

Sales Channels

We conduct our business through two primary sales channels: Stores, which consists of our retail and factory stores, and Direct, which consists of the J.Crew catalog and our www.jcrew.com Internet website.

Stores

Stores consists of our retail and factory store operations. During the first nine months of fiscal 2006, Stores generated revenues of $566.7 million, representing 72.2% of our total revenues. During fiscal 2005, Stores generated revenues of $670.4 million, representing 70.3% of our total revenues.

Retail Stores

As of December 30, 2006, we operated 176 retail stores, including two crewcuts and two Madewell stores, throughout the United States. Our retail stores are located in upscale regional malls, lifestyle centers, shopping centers and street locations. We believe situating our stores in desirable locations is key to the success of our business, and we determine store locations based on several factors, including geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other higher-end specialty retail stores. Our retail stores are designed by our in-house design staff and fixtured with the goal of creating a distinctive, sophisticated and inviting atmosphere, with clear displays and information about product quality and fabrication.

Each of our retail stores is led by a single store director, and each store has a management team that includes one manager primarily responsible for overseeing our customers’ shopping experience and another manager primarily responsible for overseeing operations. Our store directors have experience in the retail industry prior to joining our team, or have been promoted from within J.Crew based on performance. Each store director has discretion, within company-wide guidelines, to implement marketing and store presentation strategies that he or she feels are appropriate for the particular local atmosphere. For example, store directors decide whether to organize special marketing events held within their store or at area locations, such as fashion shows where J.Crew merchandise is shown to an assembled group of invited guests. Store directors decide, within guidelines, which local businesses to partner with for cross-marketing initiatives. In addition to their base salary, store directors are eligible to receive monthly bonuses that are determined against sales and payroll goals.

In order to provide our sales associates with incentive to deliver superior customer service and to drive sales, each sales associate’s compensation consists of a base hourly rate supplemented by eligibility for commissions on sales above a certain dollar amount. In addition, our associates are eligible to earn a bonus based on fiscal year sales thresholds, payable at the end of each month in which the threshold sales goal has been met. We believe our associate hiring policy and compensation structure enables us to maintain high standards of visual presentation and customer service standards in our stores. Our non-sales store employees’ compensation consists of a base hourly rate supplemented by eligibility for a bonus based on store-wide sales goals.

In addition to our “We’ll Find it For You”SM service, we also make available to our customers “Client Specialists,” who serve as personal shoppers and wardrobe consultants.

Our retail stores averaged $3.5 million sales per store and produced sales per gross square foot of $462 in fiscal 2005. Our retail stores averaged approximately 7,600 total square feet at the end of fiscal 2005, but are “sized to the market,” which means that we adjust the size of a particular retail store based on the projected revenues from that particular store. For example, at the end of fiscal 2005, our largest retail store, located in New York, was approximately 15,000 square feet, and our smallest retail store, also located in New York, was approximately 1,200 square feet. The table below highlights certain information regarding our retail stores open during the four years ended January 28, 2006 and through December 30, 2006.

Fiscal Year	Retail Stores Open At Beginning of Period	Retail Stores Opened During Period	Retail Stores Closed During Period	Retail Stores Open at End of Period	Total Gross Square Footage (in thousands)	Average Gross Square Footage Per Retail Store
2002	136	16	0	152	1,172	7,712
2003	152	4	2	154	1,183	7,680
2004	154	5	3	156	1,198	7,682
2005	156	5	2	159	1,209	7,604
2006 (through December 30, 2006)	159	21	4	176	1,258	7,148

We expanded our retail store base by three stores in fiscal 2005 and 17 stores in fiscal 2006, through December 30, 2006, including crewcuts and Madewell stores. We plan to expand our retail store base by between 25 and 30 retail stores in fiscal 2007, including crewcuts and Madewell stores. Thereafter, in the near term, we plan to expand our retail store base by between 25 and 35 retail stores annually, including crewcuts and Madewell stores. In each year, we plan to open and close retail stores in varying numbers. Our new J.Crew retail store operating model assumes a target J.Crew retail store size of 5,500 square feet that achieves sales per square foot of $425 in the first twelve months. Our target net investment to open a J.Crew retail store is approximately $844,000, which includes $660,000 of build-out costs net of landlord contributions, $149,000 of initial inventory net of payables and pre-opening expenses of $35,000. This operating model results in a targeted pretax cash return on investment of approximately 69%.

Factory Stores

As of December 30, 2006, we operated 51 factory stores throughout the United States. Our factory stores are located primarily in large factory-outlet malls. Factory stores are designed with simple, volume-driving visuals to maximize sales of key items and drive faster inventory turns. Our factory stores also use strategic and focused short-term promotional offerings designed to achieve higher margins and faster inventory turns. Sales associates in our factory stores adhere to the same customer-service focus as in our retail stores, and are trained to help customers locate styles similar to those they have seen in our retail stores or catalog. Compensation of factory sales associates is based on a similar model as that of our retail sales associates, with differences relating to bonus and commission structure.

Our factory stores averaged $2.7 million sales per store and produced sales per gross square foot of $447 in fiscal 2005. Our factory stores averaged 6,100 total square feet at the end of fiscal 2005, but are “sized to the market,” which means that we adjust the size of a particular factory store based on the projected revenues from that particular store. For example, at the end of fiscal 2005, our largest factory store, located in New Hampshire, was 10,000 square feet, and our smallest factory store, also located in New Hampshire, was 3,600 square feet. The table below highlights certain information regarding our factory stores open during the four years ended January 28, 2006 and through December 30, 2006.

Fiscal Year	Factory Stores Open At Beginning of Period	Factory Stores Opened During Period	Factory Stores Closed During Period	Factory Stores Open at End of Period	Total Gross Square Footage (in thousands)	Average Gross Square Footage Per Factory Store
2002	41	2	1	42	265	6,306
2003	42	0	0	42	265	6,306
2004	42	0	1	41	258	6,296
2005	41	6	3	44	269	6,120
2006 (through December 30, 2006)	44	8	1	51	296	5,801

We expanded our factory store base by three stores in fiscal 2005 and seven stores in fiscal 2006, through December 30, 2006. We plan to expand our factory store base by between 5 and 10 factory stores in fiscal 2007. Thereafter, in the near term, we plan to expand our factory store base by between 5 and 10 factory stores annually. In each year, we plan to open and close factory stores in varying numbers. Our new factory store operating model assumes a target factory store size of 4,700 square feet that achieves sales per square foot of $380 in the first twelve months. Our target net investment to open a factory store is approximately $511,000, which includes $353,000 of build-out costs net of landlord contributions, $133,000 of initial inventory net of payables and pre-opening expenses of $25,000. This operating model results in a targeted pretax cash return on investment of approximately 87%.

Central Real Estate Management for Retail and Factory Stores

Our real estate management team focuses on a specific set of guidelines and considerations when selecting locations for retail and factory store openings, relocations, repositionings and closures. We lease all of our stores and generally seek to locate our stores in affluent markets where we previously have experienced strong catalog or Internet website sales. We analyze factors such as the demographics of the local markets, the performance of a particular shopping center, the quality and nature of existing shopping center tenants, the quality of the location, the configuration of the space and the lease terms being offered to us. We also try to limit our capital investment in new stores by seeking significant construction allowances from landlords, and size our stores based on the anticipated strength of the market.

Our real estate management team consists of real estate, construction, purchasing and lease administration professionals. While we use the services of outside architects and contractors in designing and constructing our stores, our in-house design and construction directors supervise and manage the process. Our real estate management team is also assisted by a third party that negotiates leases and lease renewals on our behalf.

Direct

Direct consists of the J.Crew catalog and our www.jcrew.com Internet website. During the first nine months of fiscal 2006, Direct generated $195.4 million in revenues, including $60.4 million from our catalog and $134.9 million from our www.jcrew.com Internet website, representing 24.9% of our total revenues. During fiscal 2005, Direct generated $253.7 million in revenues, including $93.9 million from our catalog and $159.8 million from our www.jcrew.com Internet website, representing 26.6% of our total revenues. In addition to driving sales and revenue, we use our Direct channel to introduce and test new product offerings, to sell specialty product lines such as J.Crew Wedding and to offer extended sizes and colors on various products and to expand customer files to drive targeted marketing campaigns by collecting customer data to further segment customer groups.

We currently obtain customer information for 100% of our catalog and Internet customers. As of December 2006, our customer database contained approximately 22.5 million individual customer names, of which 2.2 million were households that had placed a catalog or Internet order with us or made a store purchase from us within the previous twelve months, and 2.9 million email addresses of customers who had agreed to receive promotional emails from us.

We maintain a database of “customer files,” which include sales patterns, detailed purchasing information, certain demographic information, geographic locations and email addresses of our customers. This database enables us to see how our customers use our various sales channels to shop and facilitates targeted marketing strategies. We segment our customer files based on several variables, and we tailor our catalog offerings and email notifications to address the different product needs of our customer groups. For example, we currently send targeted emails to such customer groups as purchasers of shoes, petite items and high dollar amount items. We focus on continually improving the segmentation of customer files and the acquisition of additional customer names from several sources, including our retail stores, our Internet website, list rentals and list exchanges with other catalog companies.

In fiscal 2005, approximately 60% of J.Crew Direct revenues were generated by customers who had made a purchase from a J.Crew catalog or on our www.jcrew.com Internet website in the prior 12 months.

Catalog

The J.Crew catalog is the primary branding and advertising vehicle for the J.Crew brand. We believe our catalog reinforces the J.Crew brand image and drives sales across all of our sales channels. For example, over 30% of our Internet customers reported that they had received a catalog in the mail prior to their Internet purchase, which we believe shows that our catalog drives sales on our Internet channel. We believe we have distinguished ourselves from other catalog retailers by utilizing high quality photography and paper and by placing our products in settings designed to reflect our brand’s aspirational lifestyle image, such as beach houses in the summer and country cabins in the holiday months. We have furthered this image recently by eliminating clearance catalogs and instead redirecting primary liquidation activity through our www.jcrew.com website. In fiscal 2005, we distributed 20 catalog editions with a circulation of approximately 55 million copies and approximately 6.1 billion pages circulated.

We segment our customer files and tailor our catalog offerings to address the different product needs of our customer groups. To increase catalog productivity and improve the effectiveness of marginal and prospecting circulation, each customer group is offered a distinct array of catalog editions. For example, we circulate a “Women’s Collections” edition to our women’s product customers and a men’s only edition to our men’s product customers. Our focus is consistently to deliver the most relevant catalogs possible to identified customer groups.

All creative work on the J.Crew catalog is coordinated by our in-house personnel, and we believe this allows us to shape and reinforce our brand image. Photography is executed both on location and in studios, and creative design and copy writing are executed on a desktop publishing system. Digital images are transmitted directly to outside printers, thereby reducing lead times and improving reproduction quality.

While we do not have long-term contracts with our suppliers of paper for our catalog, we believe our long-standing relationships with a number of the largest coated paper mills in the United States allow us to purchase paper at favorable prices. Projected paper requirements are communicated on an annual basis to paper mills to ensure the availability of an adequate supply.

Internet Websites

Since 1996, our website located at www.jcrew.com has allowed our customers to purchase our merchandise over the Internet. In fiscal 2005, this website logged over 64 million visits, an increase of 33% over our fiscal 2004 visits of 48 million, which represented 63% of the Direct business in fiscal 2005, compared to 61% of the Direct business in fiscal 2004. In 2006, we launched a Madewell website at www.madewell1937.com, which provides customers with a toll-free number to place orders for Madewell merchandise and may at a later date allow customers to place orders online. We design and operate our websites using an in-house technical staff. Our www.jcrew.com website emphasizes simplicity and ease of customer use while integrating the J.Crew brand’s aspirational lifestyle imagery used in the catalog. We update our www.jcrew.com website periodically throughout the day to accurately reflect product availability and to determine where on the website a particular product generates the best sales. In addition to selling our regular merchandise on our www.jcrew.com website, we also use that website as a means to sell marked-down merchandise.

We have enhanced our on-line presence by launching our www.madewell1937.com website and by adding category-based “shops” to our www.jcrew.com website, such as J.Crew swimfinder, wedding & party shop and denim shop. We believe these “shops” will offer our customers a more personalized and interactive shopping experience.

Marketing and Advertising

The J.Crew catalog is the primary branding and advertising vehicle for the J.Crew brand. We believe our catalog reinforces the J.Crew brand image and drives sales in all of our sales channels. Our direct sales channels enable us to maintain a database of customer sales patterns and we are thus able to target segments of our customer base with specific marketing. Depending on their spending habits, we send certain customers special catalog editions and/or emails.

Our other marketing approach seeks to attract positive attention to our brand and products in less conventional, but, we believe, highly effective manners. We refer to this marketing approach as “advertising without advertising.” For example, during the summer of 2004, we ran a “beach delivery service” in which our beach delivery team delivered some of our summer items to the East Hampton area and generated positive press coverage. We have also recognized the loyalty of our top customers by sending them “thank you letters” from top executives, some of which include shopping incentives such as discount offerings. We are also testing print advertising in select publications targeting specific markets.

We also offer a private-label credit card through an agreement with World Financial Network National Bank (“WFNNB”), under which WFNNB owns the credit card accounts and Alliance Data Systems Corporation provides services to our private-label credit card customers. In fiscal 2005, sales on J.Crew credit cards made up 15% of our total net sales. We believe that our credit card program encourages frequent store and website visits and catalog sales and promotes multiple-item purchases, thereby cultivating customer loyalty to the J.Crew brand and increasing sales. During fiscal 2006, we enhanced our J.Crew credit card loyalty program by offering rewards for customer spending on J.Crew credit cards.

Sourcing Production and Quality

Our Sourcing Strategy

We do not own or operate any manufacturing facilities and instead contract with third-party vendors for production of our merchandise. Our sourcing strategy emphasizes the quality fabrics and construction that our customers expect of the J.Crew brand. To ensure that our high standards of quality and timely delivery of merchandise are met, we work with a select group of vendors and factories among which are some of what we believe to be the most reputable producers currently supplying the designer fashion industry with such products as English silk, Scottish tweed and Italian leather and cashmere. We seek to ensure the quality of our manufacturers’ products by inspecting pre-production samples, making periodic site visits to our vendors’ foreign production factories and by selectively inspecting inbound shipments at our distribution centers. We also monitor quality by “scoring” each factory at the end of each year on the basis of the number of defective products detected in that factory’s output.

We believe our sourcing strategy maximizes our speed to market and allows us to respond quickly to our customers’ preferences. The majority of our vendors can have merchandise ready to be shipped to us within 45 to 60 days of us placing a refill order with them, enabling quick inventory replenishment. We believe our strong relationships with our vendors have also provided us with the ability to negotiate favorable pricing terms, further improving our overall cost structure.

Our Sourcing Methods

We have no long-term merchandise supply contracts, and we typically transact business on an order-by-order basis. We source our merchandise in two ways: through the use of buying agents, and by purchasing merchandise directly from trading companies and manufacturers. In fiscal 2005, we worked with nine buying agents, who together supported our relationships with vendors of approximately 70% to 75% of our merchandise, with one buying agent supporting our relationships with vendors that supplied approximately 50% of our merchandise. In exchange for a commission, our buying agents identify suitable vendors and coordinate our purchasing requirements with the vendors by placing orders for merchandise on our behalf, ensuring the timely delivery of goods to us, obtaining samples of merchandise produced in the factories, inspecting finished merchandise and carrying out other administrative communications on our behalf. In fiscal 2005, we worked with three trading companies, purchasing approximately 15% of our merchandise from one trading company. Trading companies control factories which manufacture merchandise and also handle certain other shipping and customs matters related to importing the merchandise into the United States. We sourced the remainder of our merchandise by dealing directly with manufacturers both within the United States and abroad with the majority of whom we have long-term, and we believe, stable relationships.

Our sourcing base currently consists of approximately 100 vendors who operate 250 factories in approximately 23 countries, with about half of our merchandise supplied by our top 10 vendors.

Each of our top 10 vendors uses multiple factories to produce its merchandise, which we believe gives us a high degree of flexibility in placing production of our merchandise. We believe we have developed strong relationships with our vendors, some of which rely upon us for a significant portion of their business.

In fiscal 2005, approximately 80% of our merchandise was sourced in Asia (with 64% of our products sourced from China, Hong Kong and Macau), 5% was sourced in the United States and 15% was sourced in Europe and other regions. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Vendors located abroad ship our merchandise to us primarily by boat, which in most cases takes approximately 28 to 30 days in transit. The remainder of our merchandise from abroad is shipped to us by plane, which takes an average of approximately seven to 10 days in transit. In the case of merchandise manufactured abroad, vendors deliver merchandise to one of our overseas consolidators. From there, the merchandise is shipped to one of our two U.S. deconsolidators, one of which is located on the east coast and the other on the west coast. From our U.S. deconsolidators, independent trucking companies transport our merchandise to one of our distribution centers, which generally takes two to three days of transit time. In the case of merchandise manufactured in the United States, we contract with an independent trucking company to transport merchandise from its manufacturer to one of our distribution centers, which generally takes a week or less.

Regardless of the sourcing method used, each factory, subcontractor, supplier and agent that manufactures our merchandise is required to adhere to our Code of Vendor Conduct, which is designed to ensure that each of our suppliers’ operations are conducted in a legal, ethical and responsible manner. Our Code of Vendor Conduct requires that each of our suppliers operates in compliance with applicable wage, benefit, working hours and other local laws, and forbids the use of practices such as child labor or forced labor. Our Code of Vendor Conduct is currently administered internally by J.Crew employees, including a dedicated J.Crew employee, and four outside compliance audit firms that we contract with to make periodic visits to the facilities that produce our goods to monitor compliance, and includes prequalification of new suppliers and a requirement that each supplier execute an annual compliance certification.

Distribution Facilities

We operate one customer call center and outsource a portion of our customer calls to one vendor. We operate two distribution facilities. We own a 162,000 square foot facility in Asheville, North Carolina that houses our distribution operations for our retail stores. This facility currently employs approximately 100 full and part-time employees during our non-peak season and approximately 20 additional employees during our peak season. In October 2006, we commenced a 120,000 square foot expansion of this facility to support our expected future growth. Construction is expected to be completed in mid to late 2007. Merchandise is transported from this distribution center to our retail stores by independent trucking companies, Federal Express or UPS, with a transit time of approximately two to five days.

We also own a 262,000 square foot facility, and lease a 63,700 square foot facility, both located in Lynchburg, Virginia. These facilities contain our customer call center, order fulfillment operations for Direct and distribution operations for our factory stores. These facilities currently employ approximately 800 full and part-time employees during our non-peak season and an additional 400 employees during our peak season. Merchandise is transported from this distribution center to our factory stores by Federal Express or UPS, with a transit time of approximately two to five days. Merchandise sold via our Direct channels is sent directly to customers from this distribution center via the United States Postal Service, UPS or Federal Express.

Each owned facility is equipped with an automated warehouse locator system and inventory bar coding system and our owned facility in Lynchburg has automated packing and shipping sorters. We believe our customer call center, order fulfillment operations and distribution operations are designed to handle customer orders and distribute merchandise to stores in a customer-friendly, efficient and cost-effective manner. However, we have identified the need to expand and upgrade these facilities, operations and systems in order to support recent and expected future growth. We are addressing this need by expanding our Asheville, North Carolina facility, as described above.

Management Information Systems

Our management information systems are designed to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of our business. Since February 2001, we have used an SAP Enterprise Resource Planning system along with an IBM mainframe system for our information technology requirements. We have point-of-sale systems in our retail and factory stores that enable us to track inventory from store receipt to final sale on a real-time basis. We have an agreement with Electronic Data Systems Corporation, a third party, to provide services and administrative support for most of the information systems in our headquarters, stores and distribution and call center facilities. Our websites are hosted by a third party at its data center. We are expanding and upgrading our information systems to support recent and expected future growth.

We believe our merchandising and financial systems, coupled with our point-of-sale systems and software programs, allow for rapid stock replenishment, concise merchandise planning and real-time inventory accounting practices. Our telephone and telemarketing systems, warehouse package sorting systems, automated warehouse locator and inventory bar coding systems use current technology, and are designed with our highest-volume periods, such as the holiday season, in mind, which results in our having substantial flexibility and ample capacity in our lower-volume periods. We periodically update our ATG website software and our point-of-sale systems, and in 2005 implemented standard upgrades to provide additional functionality to both information systems.

We believe our management information systems provide us with a number of benefits, including enhanced customer service, improved operational efficiency and increased management control and reporting. In addition, our real-time inventory systems provide inventory management on a stock keeping unit basis and allow for an efficient fulfillment process.

Employees and Labor Relations

As of October 28, 2006, we had approximately 7,500 employees (including seasonal employees), of whom approximately 2,700 were full-time employees and 4,800 were part-time employees. Approximately 800 of these employees are employed in our customer call center and order fulfillment operations facility in Lynchburg, Virginia, and approximately 100 of these employees work in our store distribution center in Asheville, North Carolina. Approximately 2,700 employees are hired on a seasonal basis to meet demand during the peak season.

None of our employees are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our employees is good.

Competition

The specialty retail industry is highly competitive. We compete primarily with specialty retailers, higher-end department stores, catalog retailers and Internet businesses that engage in the retail sale of women’s, men’s and children’s apparel, accessories, shoes and similar merchandise. We believe the principal bases upon which we compete are quality, design, customer service and price. We believe that our primary competitive advantages are consumer recognition of the J.Crew brand name and our presence in many major shopping malls in the United States as well as our multiple sale channels which enable our customers to shop in the setting they prefer. We believe that we also differentiate ourselves from competitors on the basis of our J.Crew signature product design, our ability to offer both designer-quality products at higher price points and more casual items at lower price points, our focus on the quality of our product offerings and our customer-service oriented culture. We believe our success depends in substantial part on our ability to originate and define product and fashion trends as well as to timely anticipate, gauge and react to changing consumer demands. Certain of our competitors are larger and have greater financial, marketing and other resources than us. Accordingly, there can be no assurance that we will be able to compete successfully with them in the future.

Trademarks and Licensing

The J.Crew trademark and variations thereon such as crewcuts are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and with the registries of many foreign countries. We believe our trademarks have significant value and we intend to continue to vigorously protect them against infringement.

In addition, we license our J.Crew trademark and know-how to Itochu Corporation in Japan for which we receive royalty fees based on a percentage of sales. Under the license agreement, which is an exclusive license with regard to Japan, we retain a high degree of control over the manufacture, design, marketing and sale of merchandise by Itochu Corporation under the J.Crew trademark. In September 2006, we extended this licensing arrangement for one year through January 2008. In fiscal 2005, licensing revenues totaled $2.9 million.

Government Regulation

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

Properties

We are headquartered in New York City. Our headquarter offices are leased under a lease agreement expiring in 2012, with an option to renew thereafter. We also have entered into a lease for additional corporate office space in New York City which expires in 2012 with an option to terminate early. We own two facilities: a 262,000 square foot customer contact call center, order fulfillment and distribution center in Lynchburg, Virginia and a 162,000 square foot distribution center in Asheville, North Carolina. We also lease a 63,700 square foot facility in Lynchburg, Virginia under a lease agreement expiring in April 2008, with an option to renew thereafter.

As of December 30, 2006, we operated 176 retail stores, including two crewcuts and two Madewell stores, and 51 factory stores in 40 states and the District of Columbia. All of the retail and factory stores are leased from third parties and the leases historically have in most cases had terms of 10 to 12 years. A portion of our leases have options to renew for periods typically ranging from five to ten years. Generally, the leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. Excluding our stores and headquarter offices, all of our properties, whether owned or leased, are subject to liens or security interests under the Credit Facility.

The table below sets forth the number of retail and factory stores, including crewcuts and Madewell stores, operated by us in the United States as of December 30, 2006.

	Retail Stores	Factory Stores	Total Number of Stores
Alabama	2	1	3
Arizona	4	—	4
California	23	5	28
Colorado	4	2	6
Connecticut	6	1	7
Delaware	—	1	1
Florida	7	4	11
Georgia	5	2	7
Illinois	9	1	10
Indiana	1	2	3
Iowa	1	—	1
Kansas	1	—	1
Kentucky	2	—	2
Louisiana	1	—	1
Maine	—	2	2
Maryland	3	1	4
Massachusetts	6	2	8
Michigan	6	2	8
Minnesota	4	—	4
Missouri	2	1	3
Nebraska `	1	—	1
Nevada	2	1	3
New Hampshire	1	2	3
New Jersey	10	2	12
New Mexico	1	—	1
New York	17	4	21
North Carolina	5	—	5
Ohio	7	—	7
Oklahoma	2	—	2
Oregon	3	—	3
Pennsylvania	8	3	11
Rhode Island	1	—	1
South Carolina	2	2	4
Tennessee	3	1	4
Texas	11	4	15
Utah	2	—	2
Vermont	1	1	2
Virginia	5	2	7
Washington	3	1	4
Wisconsin	2	1	3
District of Columbia	2	—	2

Total	176	51	227

Legal Proceedings

In June 2005, we settled a suit alleging patent infringement brought against us and seventeen other defendants by Charles E. Hill & Associates, Inc. The terms of the settlement did not have a material adverse effect on our financial condition or results of operations.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of individuals who are serving as our executive officers and directors:

Name	Age	Position
Millard Drexler	62	Chief Executive Officer and Chairman of the Board
Jeffrey Pfeifle	48	President
Tracy Gardner	42	Executive Vice President, Merchandising, Planning & Production
James Scully	41	Executive Vice President, Chief Financial Officer
Richard Boyce	52	Director
Mary Ann Casati	51	Director
Jonathan Coslet	42	Director
James Coulter	47	Director
Steven Grand-Jean	64	Director
Stuart Sloan	63	Director
Josh Weston	78	Director

Millard Drexler.    Mr. Drexler has been our Chief Executive Officer since January 2003 and Chairman of the Board of Directors and a director since March 2003. Before joining J.Crew, Mr. Drexler was Chief Executive Officer of The Gap, Inc. from 1995 until September 2002, and was President of The Gap, Inc. from 1987 to 1995. Mr. Drexler also serves on the Board of Directors of Apple Computer, Inc.

Jeffrey Pfeifle.    Mr. Pfeifle has been our President since February 2003. Before joining J.Crew, Mr. Pfeifle was Executive Vice President, Product and Design of the Old Navy division of The Gap, Inc. from 1995 and Vice President of Men’s Product and Design for the Banana Republic division of The Gap, Inc. from 1993. Prior to that, Mr. Pfeifle was Director of Merchandising for Ralph Lauren from 1989.

Tracy Gardner.    Ms. Gardner has been our Executive Vice President, Merchandising, Planning & Production since March 2004. Prior to joining J.Crew, Ms. Gardner held various positions at The Gap, Inc., including Senior Vice President of Adult Merchandising for the GAP brand from 2002 to March 2004, Vice President of Women’s Merchandising for the Banana Republic division from 2001 to 2002, Vice President of Men’s Merchandising for the Banana Republic division from 1999 to 2001 and Divisional Merchandising Manager of Men’s Wovens for the Banana Republic division prior to 1999.

James Scully.    James Scully has been our Executive Vice President and Chief Financial Officer since September 2005. Prior to joining us, Mr. Scully served as Executive Vice President of Human Resources and Strategic Planning of Saks Incorporated from 2004. Before that Mr. Scully served as Saks Incorporated’s Senior Vice President of Strategic and Financial Planning from 1999 to 2004 and as Senior Vice President, Treasurer from 1997 to 1999. Prior to joining Saks Incorporated, Mr. Scully held the position of Senior Vice President of Corporate Finance at Bank of America (formerly NationsBank) from 1994 to 1997.

Richard Boyce.    Mr. Boyce has been a director since 1997. Mr. Boyce periodically served as our Chief Executive Officer between 1997 and 1999, while also providing operating oversight to the remainder of the Texas Pacific Group portfolio. Mr. Boyce is a Senior Operating Partner of Texas Pacific Group, an affiliate of ours, and joined Texas Pacific in 1997. Mr. Boyce is on the Board of Directors and Audit, Compensation and Executive and Corporate Governance Committees of Burger King Holdings, Inc. and serves on the Board of Directors of Gate Gourmet LLC and ON Semiconductor.

Mary Ann Casati.    Ms. Casati has been a director since 2006. Ms. Casati is a founding partner of Circle Financial Group LLC, a private wealth management membership practice, and has served as such since 2003. Prior to that, Ms. Casati was a partner and managing director of Goldman, Sachs & Co. for more than five years. Ms. Casati also serves on the Board of Directors of Blue Tulip Corporation.

Jonathan Coslet.    Mr. Coslet has been a director since 2003. Mr. Coslet has been a partner of Texas Pacific Group, an affiliate of ours, since 1993 and is currently a senior partner and member of the firm’s Executive, Management and Investment Committees. Prior to joining Texas Pacific Group, Mr. Coslet worked at Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. Mr. Coslet also serves on the Board of Directors and Compensation Committee of Quintiles Transnational Corp., IASIS Healthcare Corp., Petco Animal Supplies, Inc. and The Neiman Marcus Group, Inc.

James Coulter.    Mr. Coulter has been a director since 1997. Mr. Coulter co-founded Texas Pacific Group, an affiliate of ours, in 1993 and has been Managing General Partner of Texas Pacific Group for more than eight years. From 1986 to 1992, Mr. Coulter was a Vice President of Keystone, Inc. From 1986 to 1988, Mr. Coulter was also associated with SPO Partners, an investment firm that focuses on public market and private minority investments. Mr. Coulter also serves on the Board of Directors and Compensation Committee of Globespan Virata, Inc. and Zhone Technologies, Inc., and the Board of Directors of Lenovo Group Limited, Seagate Technology, Inc., Gate Gourmet LLC and The Neiman Marcus Group, Inc.

Steven Grand-Jean.    Mr. Grand-Jean has been a director since 2003. Mr. Grand-Jean has been President of Grand-Jean Capital Management for more than five years. Grand-Jean Capital Management provides financial advisory services to certain family foundations established by Mr. Drexler and receives customary compensation for those services.

Stuart Sloan.    Mr. Sloan has been a director since September 2003. Mr. Sloan is the founder of Sloan Capital Companies, a private investment company, and has been a Principal thereof since 1984. Mr. Sloan also serves on the Board of Directors and the Compensation Committee of Clearwire Corporation and Anixter International, Inc. and the Board of Directors of Rite Aid Corp.

Josh Weston.    Mr. Weston has been a director since 1998. Mr. Weston also served as Honorary Chairman of the Board of Directors of Automatic Data Processing, a computing services business, from 1998 to November 2004. Mr. Weston was Chairman of the Board of Directors of Automatic Data Processing from 1996 until 1998, and Chairman and Chief Executive Officer for more than five years prior thereto. Mr. Weston also serves on the Board of Directors and Compensation Committee of Gentiva Health Services, Inc.

All of our directors were nominated pursuant to the terms of certain stockholders’ agreements. Messrs. Boyce, Coslet and Coulter were nominated by TPG Partners II, L.P. (“Partners II”) pursuant to a stockholders’ agreement between Partners II and Emily Scott, a former director.

Messrs. Drexler, Grand-Jean and Sloan were nominated by Mr. Drexler pursuant to a stockholders’ agreement between him and Partners II. Mr. Weston and Ms. Casati were nominated by Mr. Drexler and Partners II pursuant to this agreement. This agreement terminated upon completion of the IPO, and currently there are no further obligations to vote for director-nominees under this agreement.

Our Board of Directors

Board Size and Composition.    Our board of directors currently has eight members. A majority of our board of directors satisfies the current independence requirements of the New York Stock Exchange and the SEC.

Our bylaws provide that our board of directors consists of no fewer than three persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

Our board is divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Boyce and Sloan serve as Class I directors (with a term expiring in 2007). Ms. Casati and Messrs. Coslet and Weston serve as Class II directors (with a term expiring in 2008). Messrs. Coulter, Drexler and Grand-Jean serve as Class III directors (with a term expiring in 2009).

Committees of the Board.    Our standing board committees consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.    The audit committee currently consists of Mr. Weston (Chairperson) and Ms. Casati. Each member of our audit committee satisfies the independence requirements of the New York Stock Exchange and the SEC. Our board of directors has determined that each member of the audit committee is financially literate. The board of directors has determined that Mr. Weston qualifies as an “audit committee financial expert” under SEC rules and regulations. As a result of the recent resignation of Bridget Ryan Berman as a director and audit committee member, effective December 26, 2006, our audit committee is currently comprised of only two members and does not meet the New York Stock Exchange requirement that an audit committee consist of at least three members. We are currently in the process of identifying qualified candidates to serve on our board and fill the third director position on our audit committee.

The audit committee assists the board in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee.

Compensation Committee.    The compensation committee consists of Messrs. Coulter (Chairperson) and Coslet and Ms. Casati. Each member of the compensation committee satisfies the independence requirements of the New York Stock Exchange and qualifies as an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended.

The primary duty of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation practices for our executive officers and other key employees, as the committee may determine, and to ensure that management’s interests are aligned with the interests of our equity holders. The compensation committee is responsible for reviewing and making recommendations to the board of directors with respect to our employee benefits plans, compensation and equity-based plans and compensation of directors. The compensation committee is responsible for making recommendations to the board of directors with respect to the compensation and benefits of the chief executive officer and approving the compensation and benefits of the other executive officers.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Messrs. Coslet (Chairperson), Coulter and Weston. Each member of the nominating and corporate governance committee satisfies the independence requirements of the New York Stock Exchange. The nominating and corporate governance committee is responsible for identifying qualified individuals to become members of the board of directors, determining the composition of the board of directors and its committees and developing and recommending to the board of directors sound corporate governance policies and procedures.

Compensation of Directors.    Directors who are our employees or representatives of TPG (Messrs. Boyce, Coslet, Coulter and Drexler) do not receive any compensation for their services. All other directors (Messrs. Grand-Jean, Sloan and Weston) received the following as compensation in 2005: (1) a cash retainer of $30,000 and (2) a non-qualified stock option to purchase 38,716 shares of our common stock. The options have an exercise price of $6.51 per share, have a term of 10 years and became exercisable and vested in equal installments on December 1, 2005 and December 1, 2006. If a director ceases to serve as a director for any reason, other than removal for cause, any options vested at the time of termination of his or her services will remain exercisable for 90 days (but no longer than the 10-year term of the options). In addition, Mr. Weston, the chairman of the audit committee, received additional cash compensation of $10,000 in 2005 for his services on such committee.

In addition to the directors above, our former directors Emily Scott and Thomas Scott, who were serving as directors in 2005, received the same compensation. We also provided our former director Ms. Berman, who became a director in August 2005, a pro-rated share of the cash retainer and a non-qualified stock option to purchase 38,716 shares of our common stock. Ms. Berman’s options have an exercise price of $6.92 per share, have a term of ten years and became exercisable and vested on December 1, 2005 and December 1, 2006.

All non-employee and non-TPG directors received as compensation for their services in 2006: (1) a cash retainer of $35,000; (2) an additional cash payment of $2,000 for each board meeting attended in person; and (3) a non-qualified stock option to purchase 14,518 shares of our common stock. The options have an exercise price of $40.04 per share, have a term of 10 years and become exercisable and vest in equal installments on December 1, 2006 and December 1, 2007. Mary Ann Casati, who became a director in June 2006, received as compensation a pro-rated share of the cash retainer and a non-qualified stock option to purchase 7,259 shares of our common stock. Ms. Casati’s options have an exercise price of $40.04 per share, have a term of 10 years and become exercisable and vest on December 1, 2006 and December 1, 2007. If a director ceases to serve as a director for any reason, other than removal for cause, any options vested at the time of termination of his or her services will remain exercisable for 90 days (but no longer than the 10 year term of the options). In addition, Mr. Weston received additional cash compensation of $20,000 for his service as audit committee chairperson. The chairperson of the compensation committee would receive additional cash compensation of $10,000 for his service as committee chairperson; however, since Mr. Coulter is a TPG director, he does not receive this additional cash compensation for serving as chairperson.

Executive Compensation

The following table sets forth compensation paid by us for fiscal 2005, 2004 and 2003:

•	to our chief executive officer,

•	to each of our three other most highly compensated executive officers serving as of the end of fiscal 2005, and

•	to an additional executive officer who was not employed as of the end of fiscal 2005.

We refer to these individuals as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation					Awards				Payouts
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)		Other Annual Compensation ($)(1)		Restricted Stock Award(s) ($)(2)		Securities Underlying Options/ SARS(#)		LTIP Payouts ($)	All Other Compensation ($)(3)
Millard Drexler Chief Executive Officer and Chairman	2005 2004 2003	200,000 200,000 200,000	— — —		751,000 484,500 500,000	(4) (4) (4)	804,000 55,500 598,654	(5) (5) (5)	154,862 3,288,490 1,080,032	(6)	— — —	— — —

Jeffrey Pfeifle President	2005 2004 2003	781,200 760,000 760,000	400,000 500,000 2,400,000	(7)	— — —		201,000 18,500 119,731	(8) (8) (8)	96,788 432,012 324,009	(9)	— 800,000 400,000	8,400 8,900 —

James Scully Executive Vice President and Chief Financial Officer	2005 2004 2003	188,200 — —	250,000 — —	(10)	230,700 — —	(11)	469,000 — —	(12)	251,651 — —		— — —	— — —

Tracy Gardner Executive Vice President, Merchandising, Planning & Production	2005 2004 2003	492,300 398,100 —	350,000 450,000 —	(13)	— 95,500 —	(14)	327,000 37,000 —	(15) (15)	280,685 174,219 —		— — —	— — —

Roxane Al-Fayez(16) Former Executive Vice President, Catalog & e-Commerce	2005 2004 2003	243,300 377,900 155,400	— 275,000 100,000	(17) (17)	55,500 83,800 —	(18) (18)	126,000 7,400 18,500	(19) (19) (19)	87,108 19,357 67,752		— — —	8,400 1,700 —

(1)	We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the named executive officers, other than Mr. Drexler, for each of fiscal 2005, 2004 and 2003 did not exceed the lesser of 10% of his or her total annual salary and bonus for such year or $50,000; therefore such amounts are not included in the table.
(2)	Holders of restricted stock have the same right to receive dividends as other holders of our common stock. We have not paid any cash dividends on our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $6.51 as of March 31, 2005 and $6.92 as of August 8, 2005. Restricted stock awards in fiscal 2005 reflect an estimated share value on the respective dates of grant, and awards in 2004 and fiscal 2003 reflect an estimated share value of $0.38 on the date of grant. As of October 28, 2006, the named executive officers held the following aggregate number of restricted shares of our common stock: Mr. Drexler 1,177,429 vested shares and 649,934 unvested shares; Mr. Pfeifle 234,907 vested shares and 155,733 unvested shares; Mr. Scully 16,938 vested shares and 50,815 unvested shares; and Ms. Gardner 24,197 vested shares and 120,987 unvested shares. As of June 30, 2006, Ms. Al-Fayez held 12,099 vested restricted shares and 0 unvested restricted shares. Since she is no longer employed by J.Crew, we cannot determine whether she still holds these shares.
(3)	For Mr. Pfeifle and Ms. Al-Fayez, all amounts represent contributions made by us on behalf of such named executive officers to our 401(k) plan.
(4)

Under the terms of his services agreement and amended and restated employment agreement, Mr. Drexler is entitled to the reimbursement of business expenses, provided that in each of fiscal 2005, 2004 and 2003, his salary, bonus and reimbursement of business expenses could not exceed $700,000 per annum in the aggregate. We have determined that for fiscal year 2005, only business expenses related to aircraft usage (which is described further below) will count toward the aggregate $700,000 cap. We have also reimbursed Mr. Drexler for other business expenses not subject to the cap that were incurred in the ordinary course of business and therefore are not reflected in the table above. For Mr. Drexler, the amount listed under “Other Annual Compensation” for fiscal 2005 also includes: (i) reimbursement for relocation expenses ($201,000) and (ii) the portion of annual salary and benefits for a driver provided by us that is allocable to personal use ($50,000). We have reimbursed a company of which Mr. Drexler is a principal for the use for corporate business of a private aircraft owned by that company. We use the aircraft primarily to facilitate multiple store visits in a single day as well as for business group travel with other executives. The total reimbursements for the use of such aircraft in fiscal 2004 and 2005 were approximately $255,600 and $636,000, respectively. The amounts applicable to Mr. Drexler’s business use of the aircraft in fiscal 2004 and 2005 were $255,600 and $500,000, respectively, and are included in the total amounts described in this footnote. The remaining $136,000 reimbursed to Mr. Drexler’s company was for other employees’ use of the aircraft for business purposes during fiscal year 2005. In respect of fiscal year 2006, the Board changed the method for reimbursement of the aircraft usage from a time share-fuel based formula to a charter arrangement. Under the revised arrangement, TAG Aviation charters the aircraft owned by Mr. Drexler’s company to us for business use at a rate of $5,300 per operating hour plus incidentals, which we believe represents a 15% discount to current market rates for similar aircraft. The arrangement is subject to a total annual cap of $750,000, unless the Board otherwise approves. The total annual cap excludes aircraft costs in connection with the IPO and this offering.

(5)	In August 2005, Mr. Drexler was granted 116,148 shares of our common stock, of which 50% will vest on each of August 8, 2008 and August 8, 2009. In November 2004, Mr. Drexler was granted 145,185 shares of our common stock, of which 50% will vest on each of November 1, 2007 and November 1, 2008. In September 2003, Mr. Drexler was granted 162,005 shares of our common stock, of which 11,568 shares vested immediately upon grant, 37,611 shares vested on January 27, 2004, 37,609 shares vested on January 27, 2005 and 37,609 shares vested on January 27, 2006, and the remainder will vest on January 27, 2007. In February 2003, Mr. Drexler was granted 1,404,040 shares of our common stock, of which 351,011 shares vested on each of January 27, 2004, January 27, 2005 and January 27, 2006 the remainder of which will vest on January 27, 2007. Mr. Drexler paid us $800,000 for the shares granted to him in February 2003, which was in excess of their fair market value at the time of grant. In addition, in February 2003, a corporation of which Mr. Drexler is a principal was also granted 108,004 shares of our common stock, all of which vested immediately upon grant.
(6)	This amount includes the grant of 3,240,096 replacement stock options to Mr. Drexler in May 2004 following his surrender of the same number of stock options in September 2003. We refer you to “Employment Agreements and Other Compensation Arrangements—Employment and Other Agreements” for information on these replacement options.
(7)	This amount represents one-time bonuses in the total amount of $2,000,000 and a $400,000 guaranteed annual bonus for fiscal 2003.
(8)	In August 2005, Mr. Pfeifle was granted 29,037 shares of our common stock, of which 100% will vest on August 14, 2009. In November 2004, Mr. Pfeifle was granted 48,395 shares of our common stock, of which 50% will vest on each of November 1, 2007 and November 1, 2008. In September 2003, Mr. Pfeifle was also granted 97,202 shares of our common stock, of which 24,302 shares vested on February 1, 2004, 24,300 shares vested on February 1, 2005 and 24,300 shares vested on February 1, 2006, and the remainder will vest on February 1, 2007. In addition, in February 2003, Mr. Pfeifle was granted 216,006 shares of our common stock, of which 54,003 shares vested on February 1, 2004, 54,001 shares vested on February 1, 2005 and 54,001 shares vested on February 1, 2006, and the remainder will vest on February 1, 2007.
(9)	This amount includes the grant of 432,012 replacement stock options to Mr. Pfeifle in May 2004 following his surrender of the same number of stock options in September 2003. We refer you to “Employment Agreements and Other Compensation Arrangements—Employment and Other Agreements” for information on these replacement options.
(10)	This amount represents a guaranteed annual bonus for fiscal 2005.
(11)	This amount represents $65,700 in housing allowances and commuting reimbursements, including applicable tax gross-up amounts, and a $165,000 transition bonus.
(12)	In September 2005, Mr. Scully was granted 67,753 shares of our common stock, of which 25% vested on September 7, 2006 and of which 25% will vest on each of September 7, 2007, 2008 and 2009.
(13)	This amount represents a $150,000 sign-on bonus and a $300,000 annual bonus for fiscal 2004.
(14)	This amount represents $95,500 in reimbursement for or payment of relocation expenses and includes applicable tax gross-up amounts.
(15)	In August 2005, Ms. Gardner was granted 29,037 shares of our common stock, of which 100% will vest on August 14, 2009. In May 2005, Ms. Gardner was granted 19,358 shares of our common stock, of which 50% will vest on each of May 5, 2008 and May 5, 2009. In May 2004, Ms. Gardner was granted 96,790 shares of our common stock, of which 25% vested on April 1, 2006 and 25% will vest on each of April 1, 2007, 2008 and 2009 in a total of four equal installments.
(16)	Ms. Al-Fayez resigned from her position with us effective as of August 19, 2005.
(17)	In fiscal 2004, this amount represents a $25,000 one-time bonus paid in October 2004 and a $250,000 annual bonus for fiscal 2004. In fiscal 2003, this amount represents a $50,000 sign-on bonus and a $50,000 guaranteed annual bonus for fiscal 2003.
(18)	These amounts represent $83,800 and $55,500 in fiscal 2004 and 2005, respectively, in housing allowances and commuting reimbursements and includes applicable tax gross-up amounts.
(19)	In May 2005, Ms. Al-Fayez was granted 19,358 shares of our common stock, of which 50% were scheduled to vest on each of May 5, 2008 and May 5, 2009. In November 2004, Ms. Al-Fayez was also granted 19,358 shares of our common stock, of which 50% were scheduled to vest on each of November 1, 2007 and November 1, 2008. In October 2003, Ms. Al-Fayez was granted 48,395 shares of our common stock, of which 12,099 shares vested on October 22, 2004 and the remainder were scheduled to vest in equal annual installments on each of October 22, 2005, 2006 and 2007. All of these shares, other than the 12,099 shares that vested on October 22, 2004, were forfeited upon Ms. Al-Fayez’s resignation.

The following table shows information concerning options to purchase shares of our common stock granted to each of the named executive officers during fiscal 2005.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(a)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees In Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Millard Drexler	77,432	3.9%	7.75	2015	1,922,473	3,416,675
	77,432	3.9%	12.91	2015	1,522,924	3,017,126

Jeffrey Pfeifle	48,395	2.5%	6.51	2015	1,261,556	2,195,432
	48,395	2.5%	6.92	2015	1,241,714	2,175,590

James Scully	96,790	4.9%	6.92	2015	2,483,427	4,351,180
	77,432	3.9%	7.75	2015	1,922,473	3,416,675
	77,432	3.9%	12.91	2015	1,522,924	3,017,126

Tracy Gardner	38,716	2.0%	7.75	2015	961,237	1,708,338
	38,716	2.0%	12.91	2015	761,462	1,508,563
	96,790	4.9%	6.51	2015	2,523,111	4,390,864
	19,358	1.0%	7.75	2015	480,618	854,169
	19,358	1.0%	12.91	2015	380,731	754,282
	67,753	3.5%	6.92	2015	1,738,399	3,045,826

Roxane Al-Fayez	48,395	2.5%	6.51	2005	1,261,556	2,195,432
	19,358	1.0%	7.75	2005	480,618	854,169
	19,358	1.0%	12.91	2005	380,731	754,282

(a)	Prior to the IPO, there was no established public market for shares of our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $6.51 as of March 31, 2005 and $6.92 as of August 8, 2005. The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the SEC and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by using the IPO price of $20.00 per share, and assuming that the per share price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The $20.00 per share value used to calculate the potential realizable values at 5% and 10% annual appreciation is higher than the exercise prices of the options in the above table.

The following table shows the number of options to purchase shares of our common stock held by our named executive officers at the end of fiscal 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)(a)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Millard Drexler	270,009	4,449,748	1,902,235	2,351,220	20,311,462	26,656,249
Jeffrey Pfeifle	81,003	1,334,937	108,006	663,803	1,044,238	8,422,396
James Scully	—	—	—	—	0/0	0/0
Tracy Gardner	—	—	—	—	0/0	0/0
Roxane Al-Fayez	21,778	358,897	—	—	0/0	0/0

(a)	Prior to the IPO, there was no established public market for shares of our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $3.31 as of January 28, 2006. The amounts of value realized and of value of unexercised in-the money options at fiscal year-end have been calculated using the IPO price of $20.00 per share rather than the value of our common stock on the dates the options were exercised and on the last day of the 2005 fiscal year, respectively.

Employment Agreements and Other Compensation Arrangements

Employment and Other Agreements

Millard Drexler.    On October 20, 2005, we entered into an amended and restated employment agreement with Mr. Drexler, which replaces the services agreement that previously governed Mr. Drexler’s employment. Pursuant to this amended and restated agreement, Mr. Drexler will continue to serve as our Chief Executive Officer until August 31, 2008, provided that the amended and restated agreement will automatically extend for successive one-year periods unless we or Mr. Drexler provide at least 90 days’ written notice prior to the expiration of the then-current term. The amended and restated agreement provides Mr. Drexler with a minimum annual base salary of $200,000, an opportunity to earn an annual bonus based on the achievement of earnings objectives to be determined each year and the reimbursement of business expenses, provided that his total cash compensation cannot exceed $700,000 per year for fiscal 2005. We agreed to reimburse Mr. Drexler $250,000 of moving expenses in connection with his relocation from California to New York and have reimbursed Mr. Drexler $250,000 pursuant to this provision. Pursuant to the amended and restated agreement, the reimbursement of such relocation expenses was excluded from the $700,000 cap for fiscal 2005. Pursuant to the amended and restated agreement, beginning February 1, 2006, Mr. Drexler became eligible to receive a target bonus of $800,000 (provided that his bonus may be greater or lesser in the compensation committee’s discretion) and, as of that date his total annual cash compensation is no longer subject to a cap. Pursuant to the amended and restated agreement, if we terminate Mr. Drexler’s employment without “cause” or he terminates his employment for “good reason” (each as defined in the employment agreement), Mr. Drexler will be entitled to receive (i) a payment of his annual base salary through the termination date, any accrued vacation pay and any unreimbursed expenses, (ii) a payment equal to his annual base salary and target bonus, one-half of such payment to be paid on the first business day that is six months and one day following the termination date and the remaining one-half of such payment to be paid in six equal monthly installments commencing on the first business day of the seventh calendar month following the termination date, (iii) a pro-rated bonus based on (A) the last bonus Mr. Drexler received prior to the termination date and (B) the number of days of service completed by Mr. Drexler in the year of termination, such amount to be paid on the first business day that is six months and one day following the termination date, and (iv) the accelerated vesting of any unvested restricted shares and/or unvested stock options as provided for in any applicable grant agreement. In the event that any payment or benefit provided to Mr. Drexler following the IPO becomes subject to the excise taxes imposed by the “parachute payment” provisions of the Internal Revenue Code, Mr. Drexler will be entitled to receive a “gross-up” payment in connection with any such excise taxes. Mr. Drexler remains subject to customary non-solicitation, non-competition and confidentiality covenants.

In September 2003, Mr. Drexler surrendered to us all of his “premium options” which were granted to him in accordance with his previous services agreement. The premium options consisted of options to purchase 1,620,048 shares at an exercise price equal to $12.91 per share and 1,620,048 shares at an exercise price equal to $18.08 per share. In consideration of the surrender, we granted to Mr. Drexler replacement premium options in May 2004 as follows: options to purchase 1,620,048 shares at an exercise price equal to $7.75 per share and options to purchase an additional 1,620,048 shares at an exercise price equal to $12.91 per share. The replacement premium options are subject to the same terms and conditions (other than the expiration date and exercise price), including vesting schedule, as the surrendered premium options. This option repricing was approved by a majority of our board of directors.

Mr. Drexler’s previous services agreement provided for the grant of 108,004 restricted shares of our common stock that vested immediately and the grant of 1,404,040 restricted shares of our common stock that vest in equal annual installments over four years commencing on January 27, 2004 (the first anniversary of the date his service commenced). We refer to these shares collectively as the

“Drexler Restricted Shares.” Mr. Drexler paid us $800,000 for the 1,404,040 share grant of the Drexler Restricted Shares. The Drexler Restricted Shares remain subject to these terms under Mr. Drexler’s amended and restated employment agreement.

We refer you to footnote (5) to the Summary Compensation Table for information on the Drexler Restricted Shares and vesting of those shares.

Mr. Drexler has entered into a stockholders’ agreement with us, the TPG Funds and TPG 1999 Equity Partners II, L.P. (an affiliate of TPG) relating to the Drexler Restricted Shares and any other shares of our common stock that he may subsequently acquire. Under the provisions of the stockholders’ agreement that survived the IPO:

•	Mr. Drexler has the right to include the Drexler Restricted Shares and any other shares of our common stock that Mr. Drexler may subsequently acquire in any registered offering of our common stock that includes shares of our common stock held by the TPG II Funds or TPG 1999 Equity Partners II, L.P. and, one year after the consummation of the IPO, to require us to register the Drexler Restricted Shares and any other shares of our common stock that Mr. Drexler may subsequently acquire under the Securities Act,

•	if a third party acquires all or substantially all of our shares and the TPG II Funds or TPG 1999 Equity Partners II, L.P. intends to transfer its shares to such purchaser, the TPG II Funds or TPG 1999 Equity Partners II, L.P. may require Mr. Drexler to transfer the Drexler Restricted Shares and any other shares of our common stock that Mr. Drexler may subsequently acquire as well, and

•	Mr. Drexler has the right to transfer the Drexler Restricted Shares and any other shares of our common stock that Mr. Drexler may subsequently acquire in a transaction described in the previous bullet point.

Jeffrey Pfeifle.    Mr. Pfeifle has entered into an employment agreement with us pursuant to which he has agreed to serve as President for five years beginning on February 1, 2003, subject to automatic one-year renewals unless we or Mr. Pfeifle provide at least three months’ written notice prior to the expiration of the then current term. The agreement provides for an annual base salary of $760,000, (with such amount to be reviewed by the board annually), one-time bonuses in the total amount of $2,000,000 which became payable after his start date, an annual bonus based on the achievement of earnings objectives to be determined each year provided that the minimum bonus payable for fiscal 2003 would be $400,000, a long-term cash incentive payment between $800,000 and $1,200,000 based on the achievement of performance objectives to be determined each year payable in installments at the end of fiscal years 2003 and 2004, and reimbursement of business expenses. The annual bonus shall be a percentage of the base salary, with the target bonus ranging from 25% to a maximum of 100% of base salary. The agreement also provides for (i) the grant of options to purchase 324,010 shares of our common stock at an exercise price equal to $3.52 per share, which we refer to as “initial options,” and (ii) the grant of premium options to purchase an additional 216,006 shares at an exercise price equal to $12.91 per share and 216,006 shares at an exercise price equal to $18.08 per share, which we refer to as “premium options.” The initial options and the premium options vest in equal annual installments over four years commencing on the second anniversary of the date Mr. Pfeifle commenced his employment with us. The agreement also provides for the grant of 216,006 shares of our common stock, which we refer to as the “Pfeifle Restricted Shares.” Under the agreement, Mr. Pfeifle is subject to customary non-solicitation, non-competition and confidentiality covenants.

We refer you to footnote (8) to the Summary Compensation Table for information on the Pfeifle Restricted Shares and the vesting of those shares.

In September 2003, Mr. Pfeifle surrendered all of his premium options to us. In consideration of the surrender, we granted Mr. Pfeifle replacement premium options in May 2004 as follows: options to purchase 216,006 shares at an exercise price equal to $7.75 per share and options to purchase an additional 216,006 shares at an exercise price equal to $12.91 per share. The replacement premium options are subject to the same terms and conditions (other than expiration date), including vesting schedule, as the surrendered premium options. This option repricing was approved by a majority of our board of directors.

Mr. Pfeifle has entered into a stockholders’ agreement with us and Partners II. The only provisions of the stockholders’ agreement that survived the consummation of the IPO impose certain restrictions on the transfer of Mr. Pfeifle’s shares (Pfeifle Restricted Shares and any other shares he may subsequently acquire) and give us rights to purchase Mr. Pfeifle’s shares in certain circumstances.

Under Mr. Pfeifle’s employment agreement, if Mr. Pfeifle’s employment is terminated by us without “cause” or by him for “good reason” (each as defined in the employment agreement), or as a result of the provision of notice of our intent not to renew his employment period, Mr. Pfeifle will be entitled to receive his base salary for two years, a pro-rated amount of any bonus that he would have otherwise received for the fiscal year which includes the termination date, and the immediate vesting of that portion of the initial options, premium options and Pfeifle Restricted Shares that would have become vested on the next scheduled vesting date following the termination date. If termination occurs following a “change in control” (as defined in the employment agreement) or within six months before a “change in control,” all of the unvested initial options, premium options and Pfeifle Restricted Shares will immediately vest and become exercisable.

Tracy Gardner.    Ms. Gardner has entered into an employment agreement with us pursuant to which she has agreed to serve as Executive Vice President – Merchandising, Planning and Production for four years beginning in March 2004, subject to renewal upon mutually agreeable terms. The agreement provides for a minimum annual base salary of $450,000, a one-time sign-on bonus of $150,000, and an annual bonus with a target of 50% of base salary and a maximum of 100% of base salary, based on the achievement of earnings objectives and individual performance goals to be determined each year, provided that the minimum bonus payable with respect to fiscal 2004 was $112,500. Ms. Gardner was also granted (i) options to purchase 96,790 shares of our common stock at an exercise price equal to $3.52 per share, which we refer to as “initial options,” and (ii) premium options to purchase an additional 38,716 shares of our common stock at an exercise price equal to $7.75 per share and 38,716 shares of our common stock at an exercise price equal to $12.91 per share, which we refer to as “premium options.” In addition, Ms. Gardner was granted in March 2005 of (x) an additional option to purchase 38,716 shares of our common stock at an exercise price equal to $7.75 per share and (y) an additional option to purchase 38,716 shares of our common stock at an exercise price equal to $12.91 per share, which we refer to as the “additional premium options.” The initial options vest in equal annual installments over four years commencing on the first anniversary of the grant date. The premium options and the additional premium options vest in equal installments over four years commencing on the second anniversary of their respective grant dates. The agreement also provides for the grant of 96,790 shares of our common stock, which we refer to as the “Gardner Restricted Shares.” Ms. Gardner also received relocation assistance in connection with her relocation to the New York City area in accordance with our executive homeowner relocation policy. Under the agreement, Ms. Gardner is subject to customary non-solicitation, non-competition and confidentiality covenants.

We refer you to footnote (15) to the Summary Compensation Table for information on the Gardner Restricted Shares and vesting of those shares.

Ms. Gardner has entered into a stockholders’ agreement with us and Partners II. The only provisions of the stockholders’ agreement that survived the IPO impose certain restrictions on the transfer of Ms. Gardner’s shares (Gardner Restricted Shares and any other shares she may subsequently acquire) and give us rights to purchase Ms. Gardner’s shares in certain circumstances.

Under Ms. Gardner’s employment agreement, if we terminate her employment without “cause” or she terminates her employment for “good reason” (each as defined in the employment agreement), Ms. Gardner will be entitled to receive her base salary for one year and a pro-rated amount of any bonus that she would have otherwise received for the fiscal year which includes the termination date. However, Ms. Gardner’s right to the continuation of her base salary for one year following the termination of her employment will cease upon the date that she becomes employed by a new employer or otherwise begins providing services for another entity, provided that if the cash compensation she receives from her new employer or otherwise is less than her base salary in effect immediately prior to her termination date, she will be entitled to receive the difference between her base salary and her new amount of cash compensation during the remainder of the severance period.

James Scully.    We have entered into an employment agreement dated August 16, 2005, with James Scully, pursuant to which he has agreed to serve as our Executive Vice President and Chief Financial Officer, effective September 7, 2005, for a three year period, subject to automatic one-year renewals unless we or Mr. Scully provide four month’s written notice prior to the expiration of the then current term. The agreement provides for a base salary of $475,000, which will be reviewed annually by us. He is eligible to receive an annual bonus with a target bonus of 50% of base salary and a maximum of 100% of base salary, based upon the achievement of certain company and individual performance objectives, provided that for fiscal 2005, Mr. Scully received a guaranteed bonus of $250,000. Mr. Scully also received a $165,000 transition support payment. We agreed to provide Mr. Scully with relocation assistance in connection with his move to New York and have incurred $344,000 pursuant to this provision. In addition we have granted to Mr. Scully the following equity awards: (i) options to purchase 96,790 shares of our common stock at an exercise price per share equal to $6.92 on the date of grant, which we refer to as “initial options,” (ii) premium options to purchase an additional 77,432 shares at an exercise price equal to $7.75 per share and 77,432 shares at an exercise price equal to $12.91 per share, which we refer to as “premium options,” and (iii) 67,753 restricted shares, all of which will vest in equal annual installments over four years, commencing on the first anniversary of the grant date. We refer to these shares as the “Scully Restricted Shares.” Under the agreement, Mr. Scully is subject to customary non-solicitation, non-competition and confidentiality covenants.

Under Mr. Scully’s employment agreement, if we terminate his employment without “cause” or he terminates his employment for “good reason” (each as defined in the employment agreement), he will be entitled to receive his base salary for one year, continuation of medical benefits for one year, which may be provided by us reimbursing payment of COBRA premiums, and a pro-rated amount of any bonus that he would have otherwise received for the fiscal year that includes the termination date. However, Mr. Scully’s right to the continuation of his base salary and medical benefits for the one-year period following termination of employment will cease, respectively, upon the date that he becomes employed by a new employer or otherwise begins providing services for another entity and the date he becomes eligible for coverage under another group health plan, provided that if the cash compensation he receives from his new employer or otherwise is less than his base salary in effect immediately prior to his termination date, he will be entitled to receive the difference between his base salary and his new amount of cash compensation during the remainder of the severance period.

Amended and Restated 1997 Stock Option Plan

Our board of directors adopted the 1997 Stock Option Plan (“1997 Plan”) on October 17, 1997, and our stockholders approved the 1997 Plan on December 29, 1997.

Share Reserve.    We have authorized 3,697,374 shares of our common stock for issuance under the 1997 Plan. The aggregate number of shares available for issuance under the 1997 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 1997 Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new awards under the 2005 Plan, as described below. As of October 28, 2006, options to purchase 2,775,566 shares of our common stock at a weighted average exercise price of $4.99 per share were outstanding under the 1997 Plan.

Eligibility.    Key employees, officers, and consultants of our company or our subsidiaries are eligible to participate in the 1997 Plan.

Administration.    The 1997 Plan is currently administered by our compensation committee. Our compensation committee determines, among other things, which eligible persons are to receive awards, the number of shares of our common stock subject to each award, the exercise price per share underlying each option, the vesting schedule for each stock option, and the other terms and conditions of each award, consistent with the provisions of the 1997 Plan. The terms and conditions of each award shall be set forth in a written award agreement with the recipient. Our compensation committee has authority to interpret and administer the 1997 Plan and any award agreement and to establish rules and regulations for the administration of the 1997 Plan.

Options.    Options granted under the 1997 Plan will be nonqualified stock options. The holder of an option granted under the 1997 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 1997 Plan may become exercisable based on the optionee’s continued employment. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or by such other method as the compensation committee may approve. Options granted under the 1997 Plan generally may be transferred with or without written consent only by will or by the laws of descent and distribution.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 1997 Plan provides that the compensation committee has the power to provide for the exchange of each outstanding option for a comparable option or stock appreciation right issued by our successor company or its parent and make an equitable adjustment to the exercise price and number of shares or, if appropriate, provide for a cash payment to the optionee in partial consideration for the option exchange. No award agreement entered into pursuant to the 1997 Plan provides for the acceleration of any exercise schedule or vesting schedule with respect to an award solely because of a “change in control” of our company. However, awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the termination of the recipient’s employment with us by us without cause or by the recipient for good reason within a specified period of time following a change in control.

Amendment and Termination.    The compensation committee may amend or modify the 1997 Plan or the terms of any option at any time, subject to any required approval of our stockholders or the recipients of outstanding awards. The compensation committee may, at any time, terminate any outstanding option for consideration equal to the fair market value per share less the exercise price.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 1997 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Option (each, an “NSO”).    No taxable income is reportable when an NSO is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 1997 Plan (for example, upon the exercise of a NSO). Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this grandfather provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met, including obtaining shareholder approval of the 1997 Plan and setting limits on the number of awards that any individual may receive. Our deduction may also be limited by Section 280G of the Code.

2003 Equity Incentive Plan

Our board of directors adopted the 2003 Equity Incentive Plan (“2003 Plan”) on January 25, 2003, and our stockholders approved the 2003 Plan on February 10, 2003.

Share Reserve.    We have authorized 9,288,270 shares of our common stock for issuance under the 2003 Plan. Unless our compensation committee determines otherwise, of the maximum number of shares reserved for issuance: (a) 2,159,987 shares are reserved for the issuance of stock options with an exercise price of $3.52 per share, provided that if the fair market value of a share of our common stock is greater than $3.52, such exercise price may be greater than $3.52 per share; (b) 2,159,987 shares are reserved for the issuance of stock options with an exercise price of $12.91 per share, provided that if the fair market value of a share of our common stock is greater than $12.91, such exercise price may be greater than $12.91 per share; (c) 2,159,987 shares are reserved for the issuance of stock options with an exercise price of $18.08 per share, provided that if the fair market value of a share of our common stock is greater than $18.08, such exercise price may be greater than $18.08 per share; and (d) 2,808,309 shares are reserved for the issuance of restricted shares. The aggregate number of shares available for issuance under the 2003 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2003 Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new awards under the 2005 Plan, as described below. As of October 28, 2006, options to purchase 5,628,677 shares of our common stock at a weighted average exercise price of $8.92 per share were outstanding under the 2003 Plan.

Eligibility.    Key employees, officers, directors and consultants of our company or our subsidiaries are eligible to participate in the 2003 Plan.

Types of Awards.    The 2003 Plan permits the granting of nonqualified stock options and shares of restricted stock.

Administration.    The 2003 Plan is currently administered by our compensation committee. Our compensation committee determines, among other things, which eligible persons are to receive awards, the number of shares of our common stock subject to each award, the exercise price of shares underlying the stock options, the vesting schedule for each stock option and restricted stock award, and the other terms and conditions of each award, consistent with the provisions of the 2003 Plan. The terms and conditions of each award shall be set forth in a written award agreement with the recipient. Our compensation committee has authority to interpret and administer the 2003 Plan and any award agreement and to establish rules and regulations for the administration of the 2003 Plan.

Options.    Options granted under the 2003 Plan will be nonqualified stock options. The holder of an option granted under the 2003 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 2003 Plan may become exercisable based on the recipient’s continued employment. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or by such other method as the compensation committee may approve. Options granted under the 2003 Plan generally may be transferred without our prior written consent only by will or by the laws of descent and distribution.

Shares of Restricted Stock.    A participant who is issued shares of restricted stock pursuant to the 2003 Plan will own shares of our common stock subject to such restrictions as determined by our compensation committee. Shares of restricted stock and restricted stock units granted under the 2003 Plan will vest at such times or upon the occurrence of such events as determined by our compensation committee. Shares of restricted stock that have not vested generally will be subject to forfeiture by the participant, without payment of any consideration by our company, if the participant’s employment or service terminates. Unless otherwise permitted by our compensation committee, shares of restricted stock granted under the 2003 Plan may not be transferred by the participant prior to vesting.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 2003 Plan provides that (a) each outstanding option or restricted stock award may be assumed or substituted with a comparable option or restricted stock award by our successor company or its parent, (b) each outstanding option or restricted stock award may be cancelled and the recipient will receive a cash payment equal to, with respect to a stock option, the excess of the value of securities and property (including cash) received by the holders of shares of our common stock as a result of such event over the exercise price of such option, and with respect to restricted stock, the value of securities and property (including cash) received by the holders of the shares of our common stock as a result of such event; or (c) any combination of (a) or (b). No award agreement entered into pursuant to the 2003 Plan provides for the acceleration of any exercise schedule or vesting schedule with respect to an award solely because of a “change in control” of our company. However, awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the termination of the recipient’s employment with us by us without cause or by the recipient for good reason within a specified period of time following a change in control.

Amendment and Termination.    Our compensation committee may amend or modify the 2003 Plan at any time, subject to any required approval of our stockholders or the recipients of outstanding awards. The compensation committee may, at any time, terminate any outstanding option for consideration equal to the fair market value per share less the exercise price.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 2003 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Options (each, an “NSO”).    No taxable income is reportable when an NSO is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Restricted Stock.    A recipient of restricted stock will not have taxable income upon the grant unless he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2003 Plan (for example, upon the exercise of a NSO). Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this grandfather provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met, including obtaining shareholder approval of the 2003 Plan and setting limits on the number of awards that any individual may receive. Our deduction may also be limited by Section 280G of the Code.

2005 Equity Incentive Plan

Our board of directors adopted the 2005 Equity Incentive Plan (“2005 Plan”) on October 11, 2005, subject to the approval of our compensation committee. Our compensation committee approved the 2005 Plan as of July 3, 2006.

Share Reserve.    We have authorized 1,900,000 shares of our common stock for issuance under the 2005 Plan; provided that to the extent that any award granted under the 1997 Plan or the 2003 Plan terminates, expires or is canceled or is forfeited without having been exercised, the shares of our common stock covered by such award shall be treated as not issued pursuant to such plans and shall be available for grant under the 2005 Plan, but shall not be counted toward the aggregate number of shares of our common stock reserved for issuance under the 2005 Plan. Out of such aggregate, the maximum number of shares of our common stock that may be covered by incentive stock options, within the meaning of Section 422 of the Code shall not exceed 1,900,000 shares of common stock. To the extent that any equity based award granted under the 2005 Plan is forfeited, terminates, expires or is canceled without having been exercised, the shares of our common stock covered by such award shall again be available for grant under the 2005 Plan. The aggregate number of shares available for issuance under the 2005 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2005 Plan. As of October 28, 2006, options to purchase 215,709 shares of our common stock at a weighted average exercise price of $24.02 per share and 15,000 restricted shares at a weighted average price of $29.74 were outstanding under the 2005 Plan.

Eligibility.    Employees, independent contractors and directors of our company or our subsidiaries are eligible to participate in the 2005 Plan.

Types of Awards.    The 2005 Plan permits the granting of incentive stock options, nonqualified stock options, shares of restricted stock, restricted stock units, stock appreciation rights, phantom stock, performance shares, deferred share units and share-denominated performance units.

Administration.    The 2005 Plan is administered by a committee, which shall consist solely of two or more persons, each of whom qualifies as a “non-employee director” (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act), as an “outside director” within the meaning of Treasury Regulation Section 1.162-27(e)(3), and as “independent” within the meaning of any applicable stock exchange or similar regulatory authority, which such composition will be phased in pursuant to any applicable transition period. The committee determines, among other things, which eligible employees and independent contractors are to receive awards, the number of shares of our common stock subject to each award, and the terms and conditions of each award granted to employees and independent contractors, consistent with the provisions of the 2005 Plan. Our board of directors will have parallel authority with respect to awards granted to directors. The terms and conditions of each award may be set forth in a written award agreement with the recipient. The committee has authority to interpret and administer the 2005 Plan and any award agreement and to establish rules and regulations for the administration of the 2005 Plan.

Options.    Options granted under the 2005 Plan may be either incentive stock options or nonqualified stock options, and such designation shall be stated on the award agreement. The holder of an option granted under the 2005 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. The exercise price per share of our common stock covered by any option shall not be less than 100% of the fair market value of a share of our common stock on the date on which such option is granted. The aggregate fair market value of shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year under the 2005 Plan and any other stock option plan of our company or our subsidiaries shall not exceed $100,000.

An option shall be exercised by such methods and procedures as the committee determines from time to time, including without limitation through net physical settlement or other method of cashless exercise. Options granted under the 2005 Plan generally may be transferred without our prior written consent only by will or by the laws of descent and distribution.

Other Stock-Based Awards.    The committee may grant other stock-based awards to employees and independent contractors and our board of directors may grant such awards to directors subject to such terms and conditions as the committee or our board of directors, as appropriate, may determine. Each such award may (i) involve the transfer of actual shares of our common stock to participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of our common stock, (ii) be subject to performance-based and/or service-based conditions, (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States, and (v) be designed to qualify as performance-based compensation (by satisfying the requirements of Section 162(m) of the Code for deductibility of remuneration paid to “covered employees”); provided that each such award shall be denominated in, or shall have a value determined by reference to, a number of shares of our common stock that is specified at the time of the grant of such award.

Performance-Based Compensation.    The amount payable with respect to an award that is intended to qualify as performance-based compensation under the 2005 Plan shall be determined in any manner permitted by Section 162(m) of the Code. The committee shall establish performance measures, the level of actual achievement of performance goals and the amount payable with respect to an award intended to qualify under Section 162(m) of the Code. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations, exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

The grant, exercise and/or settlement of such performance or annual incentive award shall be contingent upon achievement of pre-established performance goals which shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) and regulations thereunder.

One or more of the following business criteria for our company shall be used by the committee in establishing performance goals for such awards: (i) net income or operating net income (before or after taxes, interest, depreciation, amortization, and/or nonrecurring/unusual items), (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales, or other financial criteria, (iii) revenue or net sales, (iv) gross profit or operating gross profit, (v) cash flow, (vi) productivity or efficiency ratios, (vii) share price or total shareholder return, (viii) earnings per share, (ix) budget and expense management, (x) customer and product measures, including market share, high value client growth, and customer growth, (xi) working capital turnover and targets, (xii) margins, (xiii) economic value added or other value added measurements, (xiv) customer satisfaction based on specific goals, such as customer survey results or loyalty measures, (xv) employee measures based on specified goals, such as turnover, satisfaction surveys or sales per employee; staffing, diversity, training and development, (xvi) inventory turnover or inventory shrinkage, and (xvii) market penetration, geographic expansion or new concept development, in any such case (x) considered absolutely or relative to historic performance or relative to one or more other businesses, (y) determined for the Company or any business unit or division thereof, and/or (z) compared to the actual performance by a competitor or group of competitors determined in the discretion of the committee. Performance goals may differ for awards granted to any one participant or to different participants.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 2005 Plan provides that the committee shall, in its sole discretion, have the power to (i) cancel each outstanding award and pay to the participant to whom such award was granted an amount in cash, for each share of our common stock subject to such award and/or (ii) provide for the exchange of each outstanding award for an award with respect to, as appropriate, some or all of the property which a holder of the number of shares of our common stock subject to such award would have received in such transaction with an equitable adjustment to the exercise price of such award, or to the number of shares or amount of property subject to such award, or if appropriate, provide for a cash payment to the participant to whom such award was granted in partial consideration for the exchange of the award.

Amendment and Termination.    Our board of directors may amend or modify the 2005 Plan at any time, subject to any required approval of our stockholders or the recipients of outstanding awards.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 2005 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Options (each, an “NSO”) and Stock Appreciation Rights (each, a “SAR”).    No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Incentive Stock Options (each an “ISO”).    No taxable income is reportable when an ISO is granted or exercised (except for participants who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

Restricted Stock and Performance Shares.    A recipient of restricted stock, restricted stock units or performance shares will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Other Awards.    With respect to other awards involving the issuance of shares of our common stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property become transferable or no longer subject to a substantial risk of forfeiture, whichever occurs earlier. With respect to other awards that result in the payment or issuance of cash or shares of our common stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of Shares or other property received. Any deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2005 Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the requirements described above, the participant will not recognize ordinary income; therefore, we will not receive a deduction. Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this “grandfather” provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather provision, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the 2005 Plan, setting limits on the number of awards that any individual may receive and establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The 2005 Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m). Our deduction may also be limited by Section 280G of the Code.

Company Bonus Plan

On April 10, 2006, our compensation committee approved the financial goals under our bonus plan for fiscal 2006, which we refer to as the “2006 Plan,” for the annual cash bonus awards payable to eligible employees participating in the 2006 Plan, including Messrs. Pfeifle and Scully and Ms. Gardner. The bonuses payable under the 2006 Plan will be based on the extent to which we meet or exceed specific financial goals established by the compensation committee and individual performance assessments as determined in the discretion of our management. For Messrs. Drexler, Pfeifle and Scully and Ms. Gardner, the amount of the actual bonus award could range from zero to 100% of annual base salary, with a target of 50% of his or her annual base salary. Mr. Drexler is eligible to receive a target bonus of $800,000.

2007 Associate Stock Purchase Plan

The board has adopted the 2007 Associate Stock Purchase Plan subject to stockholder approval at our 2007 annual stockholders’ meeting. This plan allows all employees excluding employees at the level of senior vice president or higher (therefore excluding all of our named executive officers) to purchase our common stock during six-month purchase periods at the lower of 85% of the fair market value of the stock on the first day of the purchase period and 85% of the fair market value of the stock on the last day of the purchase period.

Compensation Committee Interlocks and Insider Participation

In fiscal 2005, the members of our compensation committee were Messrs. Coulter (Chairman) and Sloan and Ms. Scott, who resigned from the board effective December 2, 2006. Ms. Scott is a former Chairman, former Chief Executive Officer and former Vice-Chairman of J.Crew. Mr. Sloan is the President of UV, Inc., which is the general partner of University Village Limited Partnership, the owner and operator of University Village Shopping Center in Seattle, Washington. J.Crew has entered into a 10-year lease agreement with University Village Limited Partnership with respect to the lease of 7,400 square feet at the University Village Shopping Center for the operation of one of our retail stores. See “Certain Relationships and Related Transactions—University Village Lease.” Currently, each member of our compensation committee satisfies the independence requirements of the New York Stock Exchange and no compensation committee interlocks exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT AND SELLING STOCKHOLDERS

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe that each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by that person. Shares of common stock subject to options currently exercisable or exercisable within 60 days of October 28, 2006 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. The beneficial ownership of shares of our common stock after the offering as set forth below is calculated assuming an aggregate of 9,000,000 shares will be sold in this offering. In the event that a different number of shares is sold, the beneficial ownership of holders of our common stock may be significantly different from that set forth below.

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of October 28, 2006 by stockholders known by us to beneficially own more than five percent of our outstanding common stock, including the selling stockholders. Unless otherwise indicated, the address for the stockholders below is J.Crew Group, Inc., 770 Broadway, New York, New York 10003.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class		Number of Shares of Common Stock Offered Hereby		Number of Shares Beneficially Owned Following Offering
			Before Offering	After Offering(1)
Common stock	TPG Advisors II, L.P.(2)	21,196,355 shares(3)	36%	21%	9,000,000	(3)	12,196,355	(3)
	TPG Partners II, L.P.	18,077,100 shares	31%	18%	7,675,560		10,401,540
	TPG Parallel II, L.P.	1,885,628 shares	3%	2%	800,640		1,084,988
	TPG Investors II, L.P.	1,233,627 shares	2%	1%	523,800		709,827
Common stock	Millard S. Drexler	6,750,174 shares(4)	11%	11%	—		6,750,174	(4)
Common stock	Emily Scott(5)	5,405,472 shares(6)	9%	9%	—		5,405,472	(5)

(1)	Gives effect to this offering.
(2)	The address for each of TPG Advisors II, L.P., Partners II, TPG Parallel II, L.P. (“Parallel II”) and TPG Investors II, L.P. (“Investors II”) is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(3)	TPG Advisors II, Inc. is the general partner of TPG Gen Par II, L.P. (“GenPar II”), which is the general partner of each of Partners II, Parallel II and Investors II (together with Partners II and Parallel II, the “TPG II Funds”). The TPG II Funds beneficially own 21,196,355 shares of our common stock directly. TPG Advisors II, Inc. may be deemed to be the beneficial owner of shares beneficially owned by the TPG II Funds but disclaims such beneficial ownership pursuant to rules promulgated under the Exchange Act. David Bonderman, James G. Coulter and William S. Price, III (the “Shareholders”) are directors, officers and shareholders of TPG Advisors II, Inc. and may be deemed to be the beneficial owners of shares owned by the TPG II Funds. Each Shareholder disclaims beneficial ownership of any securities beneficially owned by the TPG II Funds.
(4)	Includes (i) 3,612,568 shares owned by Mr. Drexler, (ii) 1,505,459 shares owned by a family trust for which Mr. Drexler is a trustee and (iii) 1,632,147 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable. Does not include 1,080,030 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that will vest and become exercisable on January 27, 2007.
(5)	The address for Emily Scott is c/o Plum TV, 419 Lafayette Street, 7th Floor, New York, New York 10003.
(6)	Includes 1,010,870 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.

Based on a Schedule 13G filed with the SEC, as of December 31, 2006, FWR Corp. reported sole dispositive power as to 6,876,723 shares and reported that various persons shared the right to receive, or the power to direct, the proceeds from the sale of the shares.

The following table sets forth information regarding the beneficial ownership of our common stock as of October 28, 2006 by each of our directors and executive officers and our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class		Number of Shares of Common Stock Offered Hereby	Number of Shares Beneficially Owned Following Offering
				Before Offering	After Offering(1)
Common stock	Bridget Ryan Berman	38,715	(2)(11)	*	*	—	38,715	(2)(11)
Common stock	Richard Boyce	106,856		*	*	—	106,856
Common stock	Mary Ann Casati	12,000		*	*	—	12,000
Common stock	Jonathan Coslet	—		*	*	—	—
Common stock	James Coulter	21,196,355	(3)	36%	21%	—	12,196,355
Common stock	Steven Grand-Jean	159,125	(4)	*	*	—	159,125	(4)
Common stock	Emily Scott	5,405,472	(5)(11)	9%	9%	—	5,405,472	(5)(11)
Common stock	Thomas Scott	75,008	(4)(11)	*	*	—	75,008	(4)(11)
Common stock	Stuart Sloan	75,008	(4)	*	*	—	75,008	(4)
Common stock	Josh Weston	104,972	(6)	*	*	—	104,972	(6)
Common stock	Millard Drexler	6,750,174	(7)	11%	11%	—	6,750,174	(7)
Common stock	Roxane Al-Fayez	—		*	*	—	—
Common stock	Tracy Gardner	91,947	(8)	*	*	—	91,947	(8)
Common stock	Jeffrey Pfeifle	612,919	(9)	1%	1%	—	612,919	(9)
Common stock	James Scully	79,849	(10)	*	*	—	79,849	(10)
Common stock	All directors and executive officers as a group	34,708,400	(12)	56%	42%		25,708,400	(12)

*	Represents less than 1% of the class.
(1)	Gives effect to this offering.
(2)	Includes 38,715 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(3)	As a Shareholder, Mr. Coulter may be deemed to be the beneficial owner of shares owned by the TPG II Funds and Equity II.
(4)	Includes 65,330 shares for Messrs. Scott and Sloan and 50,813 shares for Mr. Grand-Jean not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(5)	Includes 1,010,870 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(6)	Includes 45,973 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(7)	Includes (i) 3,612,568 shares owned by Mr. Drexler, (ii) 1,505,459 shares owned by a family trust for which Mr. Drexler is a trustee and (iii) 1,632,147 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable. Does not include 1,080,030 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that will vest and become exercisable on January 27, 2007.
(8)	Includes 67,750 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(9)	Includes 297,009 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(10)	Includes 62,911 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(11)	Ms. Berman resigned as a director effective December 26, 2006. Ms. Scott and Mr. Scott resigned as directors effective December 2, 2006.
(12)	Common stock beneficial ownership information for all directors and executive officers as a group includes stock owned, or issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable, by former directors Ms. Berman, Ms. Scott and Mr. Scott.

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Tax Sharing Arrangement

We and our subsidiaries entered into a tax sharing agreement which generally provides (among other things) that our consolidated tax liability will be allocated among us and our subsidiaries in proportion to separate taxable incomes.

5.0% Notes Payable

On February 4, 2003, Operating entered into a credit agreement with TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler. Under the terms of the credit agreement, we issued to TPG-MD Investment, LLC the 5.0% Notes Payable, which consisted of:

•	a Tranche A loan in an aggregate principal amount of $10.0 million, and

•	a Tranche B loan in an aggregate principal amount of $10.0 million.

The 5.0% Notes Payable were due in February 2008 and bore interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest was compounded and capitalized and added to the principal amount on each interest payment date. The 5.0% Notes Payable were guaranteed by certain subsidiaries of Operating.

In November 2004, the credit agreement with TPG-MD Investment, LLC was amended to subordinate the Tranche A loan in right of payment to the 9 3/4% Notes while the Tranche B loan was equal in right of payment with the 9 3/4% Notes. On May 15, 2006, the credit agreement with TPG-MD Investment, LLC was further amended and restated to subordinate the 5.0% Notes Payable in right of payment to the New Term Loan and the Credit Facility. TPG-MD Investment, LLC had the right to require Operating to prepay the Tranche B loan without premium or penalty under certain circumstances.

Under the terms of TPG-MD Investment, LLC’s operating agreement, the distributions payable to Mr. Drexler under the credit agreement with TPG-MD Investment, LLC went directly to MDJC LLC, an entity whose sole members are Mr. Drexler, a trust for which Mr. Drexler and his wife are trustees and Grand-Jean Capital Management, which is owned by Steven Grand-Jean, a director of J.Crew. As payment for certain financial advisory services that Mr. Grand-Jean rendered to Mr. Drexler and pursuant to MDJC LLC’s operating agreement, Mr. Grand-Jean is entitled to distributions under certain circumstances from his equity interest in MDJC LLC.

TPG-MD Investment, LLC had the right, exercisable at any time prior to the maturity date of the 5.0% Notes Payable, to exchange the principal amount of and accrued and unpaid interest on the 5.0% Notes Payable into shares of our common stock at an exercise price of $3.52 per share. TPG-MD Investment, LLC exercised this conversion right immediately prior to the consummation of the IPO. Mr. Grand-Jean received 84,115 shares of our common stock, Mr. Drexler received 2,283,213 shares of our common stock and a trust of which Mr. Drexler is a trustee received 997,265 shares of our common stock that MDJC LLC acquired from TPG-MD Investment, LLC, and which TPG-MD Investment, LLC, in turn, acquired pursuant to its conversion of the 5.0% Notes Payable. See “Summary—The IPO and Related Transactions.”

Madewell License Agreement

On October 20, 2005, we entered into a trademark license agreement with Mr. Drexler, our Chairman and Chief Executive Officer, and Millard S. Drexler, Inc., a corporation of which Mr. Drexler is a principal, whereby Mr. Drexler granted us a thirty-year exclusive, worldwide license to use the “Madewell” trademark and associated intellectual property rights owned by him to develop a supplemental clothing, footwear and accessories line. In consideration for the license, we have reimbursed Mr. Drexler $242,300 for the actual costs expended in acquiring and developing this mark, and paid royalties of $1 per year for the term of the license, and recognize Mr. Drexler as “founder” and “creator” of any business developed in connection with this mark. We also agreed that, during Mr. Drexler’s employment, we will not assign or spin off ownership of the mark without his consent other than as part of a sale of the entire company (except that we may pledge or hypothecate our interest in the mark as part of bank or other financings).

Mr. Drexler further agreed to assign to us all of his residual rights in this mark and all associated intellectual property for no additional consideration if we (a) establish an operating business unit using this mark and (b) invest at least $7.5 million in developing this mark. In January 2007, we provided notice to Mr. Drexler that we had met these conditions, and Mr. Drexler assigned to us all of his residual rights in this mark and all associated intellectual property. Our agreement to recognize Mr. Drexler as “founder” and “creator” of any business developed in connection with this mark survives the assignment to us of these residual rights.

We opened two stores offering the Madewell line in 2006, and we plan to open five additional Madewell stores in 2007. During 2006, we launched a Madewell website that provides customers with a toll-free number to place orders for Madewell merchandise.

University Village Lease

Stuart Sloan, a director, is the President of UV, Inc., which is the general partner of University Village Limited Partnership, the owner and operator of University Village Shopping Center in Seattle, Washington. Mr. Sloan’s sons are the beneficiaries of trusts that are limited partners of University Village Limited Partnership. On October 14, 2003, we entered into a lease agreement with University Village Limited Partnership for a 7,400 square foot space at the University Village Shopping Center for the operation of one of our retail stores. The term of the lease is 10 years. We received an allowance for tenant’s improvements in the amount of $450,000 from University Village Limited Partnership. Annual rent due under the lease is comprised of (i) base rent payment of $296,000 for years one through five and $326,000 for years six through 10 and (ii) contingent rent payment based on the store’s sales in excess of a specified threshold. The lease also requires us to pay real estate taxes, insurance and certain common-area costs. We believe the terms of the lease are consistent with arms-length negotiations.

Plum TV Sponsorship Agreement

Emily Scott, a beneficial owner of more than five percent of our outstanding common stock and a former director, and Thomas Scott, a former director, are founding partners of Plum TV, LLC, a television station network operating in select resort markets. Mr. Scott is also the Chief Executive Officer and Executive Co-Chairman of Plum TV, LLC. In May 2004, we entered into a sponsorship agreement with Plum TV under which Plum TV provided us with airtime on its network to televise commercials and related services. We entered into a new agreement for a four-month period upon the old agreement’s expiration in May 2005. We did not renew the agreement past September 15, 2005. In fiscal 2004, we paid Plum TV, LLC a total amount of $250,000. Under the renewed sponsorship agreement, we paid Plum TV, LLC a total amount of $375,000 in 2005, which we believe is the fair market value of the services provided. Mr. and Ms. Scott are married. Ms. and Mr. Scott were both directors at the time of these transactions.

Registration Rights

We have entered into a registration rights agreement with the TPG II Funds and TPG 1999 Equity Partners II, L.P. (an affiliate of TPG) relating to the shares of our common stock they hold (including shares being sold in this offering and shares subsequently acquired by them). The TPG II Funds and TPG 1999 Equity Partners II, L.P. have exercised their demand registration rights pursuant to this agreement in connection with this offering. In addition, subject to certain exceptions, including our right to defer a demand registration under certain circumstances, the TPG II Funds and TPG 1999 Equity Partners II, L.P. have the right to require us to register for public sale under the Securities Act all shares of common stock that they request be registered at any time following the expiration of the lock-up period in connection with this offering. The TPG Funds and TPG Equity Partners II, L.P. are also entitled to piggyback registration rights with respect to any future registration statement we file for an underwritten public offering of our securities. Registration of the sale of these shares of our common stock would permit their sale into the market immediately following effectiveness of such registration. If these stockholders exercise their rights and sell a large number of shares, the market price of our common stock could decline. Under the agreement, we are responsible for the expenses of any such offering, including this offering. The TPG II Funds and TPG Equity Partners II, L.P. are subject to lock-up agreements for a period of 90 days following the date of this prospectus.

In addition, Mr. Drexler (and a family trust for which Mr. Drexler is a trustee) and Ms. Scott have rights under stockholders’ agreements with us, the TPG II Funds and TPG 1999 Equity Partners II, L.P. to cause us to register their shares of common stock under the Securities Act. These rights include piggyback registration rights to require us to include these stockholders’ shares in any registered offering including shares held by the TPG II Funds and TPG 1999 Equity Partners II, L.P., including this offering. Mr. Drexler and Ms. Scott have waived their piggyback registration rights with respect to this offering. In addition, Mr. Drexler (and a family trust for which Mr. Drexler is a trustee) has demand registration rights commencing as of July 3, 2007 similar to those described above. Registration of the sale of these shares of our common stock would permit their sale into the market immediately following effectiveness of such registration. If these stockholders exercise their rights and sell a large number of shares, the market price of our common stock could decline. Mr. Drexler is subject to a lock-up agreement for a period of 90 days following the date of this prospectus. We refer you to “Management—Executive Compensation—Employment Agreements and other Compensation Arrangements” and “Description of Capital Stock—Stockholders’ Agreements” for a more detailed discussion of the registration rights. Under these agreements, we would be responsible for the expenses of any such offerings.

DESCRIPTION OF CAPITAL STOCK

General

We were incorporated in New York in 1988 and reincorporated in Delaware in October 2005. The following description of our capital stock following our reincorporation does not purport to be complete and is subject to the provisions of our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to our certificate of incorporation and bylaws and to applicable law.

Common Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, with a par value of $.01 per share. As of January 24, 2007, there are 58,571,618 shares of our common stock outstanding. As of December 30, 2006, there were 67 record holders of our common stock.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of an aggregate of 20,000,000 shares of preferred stock with a par value of $.01 per share. There are currently no shares of preferred stock outstanding.

Our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. While the board of directors has no current intention of doing so, it could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of J.Crew by increasing the number of shares necessary to gain control of the company. Except as described below, our board of directors has not authorized the issuance of any shares of preferred stock and we have no agreements or current plans for the issuance of any shares of preferred stock.

Stockholders’ Agreements

Under a stockholders’ agreement, as amended by a letter agreement, among us, Ms. Scott and the TPG II Funds and TPG 1999 Equity Partners II, L.P., Ms. Scott has a right to include her shares in a registered offering that includes shares of common stock held by the TPG II Funds and TPG 1999 Equity Partners II, L.P. Ms. Scott has waived these registration rights with respect to this offering. This stockholders’ agreement also imposes certain restrictions on the transfer of shares of our common stock held by Ms. Scott and Partners II, and contains customary tag-along rights. Under this agreement, the TPG II Funds and TPG 1999 Equity Partners II, L.P. have agreed to vote for Ms. Scott and a nominee chosen by her as members of the board of directors and Ms. Scott has agreed to vote for three director nominees chosen by the TPG II Funds and TPG 1999 Equity Partners II, L.P. This agreement terminated following the completion of the IPO. However, the transfer restrictions, tag-along rights, right to include shares in a registered offering and rights in connection with the election of directors survived the termination of the agreement. Ms. Scott is currently not exercising her rights in connection with the election of directors.

Under a stockholders’ agreement between the TPG II Funds and TPG 1999 Equity Partners II, L.P. and Mr. Drexler, Mr. Drexler (and a family trust for which Mr. Drexler is a trustee) has registration rights with respect to shares of our common stock owned by him or acquired pursuant to the exercise of options. Mr. Drexler has waived these registration rights with respect to this offering. Mr. Drexler’s stockholders’ agreement also imposes certain restrictions on the transfer of the common shares held by Mr. Drexler and the TPG II Funds and TPG 1999 Equity Partners II, L.P., and contains customary tag-along and drag-along rights.

The restricted shares of our common stock held by Mr. Pfeifle and Ms. Gardner, and any shares of our common stock acquired by them pursuant to the exercise of options are subject to stockholders’ agreements providing for certain transfer restrictions. These agreements terminated following the completion of the IPO. The transfer restrictions, however, survived the termination of the agreement. Similar agreements with former employees also terminated on the same terms in connection with the IPO. We refer you to “Management—Executive Compensation—Employment Agreements and other Compensation Arrangements” for more information.

Provisions in Our Charter and Bylaws

Certificate of Incorporation.    Our certificate of incorporation provides that our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock.

Bylaws.    Our bylaws provide that:

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing,

•	our board of directors is divided into three classes, with each class serving for a term of three years,

•	vacancies on the board, including newly created directorships, can be filled for the remainder of the relevant term by a majority of the directors then in office, and

•	our directors may be removed only for cause.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing or by electronic transmission. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders, and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public, whichever is later.

In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

•	not earlier than 120 days prior to the special meeting, and

•	not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made, whichever is later.

Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, our bylaws permit our board of directors to amend or repeal our amended and restated bylaws by majority vote, but require a two-thirds supermajority vote of stockholders to amend or repeal our amended and restated bylaws.

The provisions in our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited takeover proposal that does not contemplate the acquisition of all of the outstanding shares of our common stock or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law as in effect from time to time. Our bylaws provide that, to the full extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “JCG.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

This summary highlights the principal terms of the agreements and instruments governing our outstanding indebtedness. You should refer to the agreements and instruments filed as exhibits to the registration statement of which this prospectus forms a part for a complete description.

Credit Facility

On December 23, 2004, we, Operating and certain of its subsidiaries entered into the Credit Facility with Wachovia Capital Markets, LLC, as arranger and bookrunner, Wachovia, as administrative agent, Bank of America N.A., as syndication agent, Congress Financial Corporation, as collateral agent, and a syndicate of lenders which provides for a maximum credit availability of up to $170.0 million (which may be increased to $250.0 million subject to certain conditions). The Credit Facility was amended on October 10, 2005 in connection with our reincorporation in Delaware and merger with Intermediate, on May 15, 2006 in connection with the establishment of Operating’s Madewell subsidiary, and on May 15, 2006 in connection with our entering into the New Term Loan and the 13 1/8% Redemption.

The Credit Facility was further amended on June 26, 2006, to consent to the IPO and conform the covenant restricting annual capital expenditures to the restrictions contained in the New Term Loan; on July 10, 2006, to materially conform the covenant restricting transactions with affiliates to the restrictions on such transactions contained in the New Term Loan; and on November 7, 2006, to modify the account sweep and account control provisions of the Credit Facility.

Structure.    The Credit Facility provides for revolving loans and letter of credit accommodations to Operating and certain of its subsidiaries (collectively, the “Borrowers”), and expires in December 2009. The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible receivables, inventory and real property. During fiscal 2003, 2004 and 2005, maximum borrowings under our working capital credit agreements were $10.0 million, none and none, respectively, and average borrowings were $1.0 million, none and none respectively. There were no borrowings outstanding at January 29, 2005 and January 28, 2006. As of October 28, 2006, there were no amounts outstanding and $122.1 million available under the Credit Facility.

Guarantees and Security.    Borrowings under the Credit Facility are guaranteed by us and certain of Operating’s domestic direct or indirect subsidiaries and are secured by a perfected first or second priority security interest in substantially all of our and our subsidiaries’ assets, subject to intercreditor arrangements with the lenders under the New Term Loan.

Interest Rate.    Borrowings under the Credit Facility bear interest, at our option, at Wachovia’s prime rate plus a margin of up to 0.25% or LIBOR plus a margin ranging from 1.25% to 2.00%.

Fees.    We are required to pay a monthly-unused line fee ranging from 0.250% to 0.375%. We are also required to pay monthly fees on daily outstanding balances under commercial letters of credit and standby letters of credit ranging from 0.625% to 1.0% and 1.25%, respectively, in addition to any fees of the applicable issuing bank.

Restrictions.    The Credit Facility includes restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures. The Credit Facility permits restricted payments (by way of dividends or other distributions) with respect to, among other things, our capital stock payable solely in additional shares of our capital stock and our tax sharing agreement.

Covenants.    Under the Credit Facility, Operating is required to maintain a fixed interest charge coverage ratio with respect to the 12 fiscal months immediately preceding any date on which excess availability is less than $20.0 million. Operating has at all times been in compliance with this financial covenant. The Credit Facility also contains a number of other customary covenants including limitations on our and Operating’s and certain of our and Operating’s subsidiaries’ ability to, among other things:

•	sell our assets, enter into consolidations, mergers and dissolutions,

•	grant liens and other encumbrances,

•	enter into sale and leaseback transactions,

•	incur additional indebtedness,

•	redeem, repurchase or prepay certain of our indebtedness,

•	make loans and other investments,

•	pay dividends or make other distributions on our common stock,

•	redeem or repurchase our common stock,

•	enter into transactions with affiliates,

•	enter into contracts that limit intercompany transfers of money or property,

•	make certain capital expenditures, and

•	make changes to the business activities we conduct.

Mandatory Prepayments Upon Certain Events.    Operating is required to make mandatory prepayments under certain circumstances if the amount outstanding under the Credit Facility exceeds certain levels based upon the value of certain of the assets securing the Credit Facility.

Events of Default.    The Credit Facility contains events of default, including, but not limited to:

•	failure to make principal, interest fee, or other payments when due,

•	violation of covenants,

•	material inaccuracies of representations and warranties,

•	material judgments,

•	dissolution,

•	events of bankruptcy,

•	certain other defaults under other credit documents or material agreements,

•	failure to meet certain requirements imposed on pension plans by the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974,

•	a “change of control,” as defined in the Credit Facility,

•	indictment by any governmental authority or commencement of criminal or civil proceedings in which penalties or remedies sought or available exceed specified minimum amounts, and

•	any material adverse effect on the financial condition, business, performance or operations of the Borrowers (taken as a whole), the pledge of collateral securing the Credit Facility, the collateral or its value or the ability of the lender to enforce their rights under the facility documents.

Some of these events of default allow for grace periods and materiality limitations. Each of these events of default applies to us and all of our subsidiaries.

Letters of Credit.    Outstanding letters of credit established primarily to facilitate international merchandise purchases amounted to $69.9 million and $82.1 million at January 28, 2006 and October 28, 2006, respectively.

New Term Loan

On May 15, 2006, we entered into the New Term Loan, a $285.0 million senior secured term loan facility with Goldman Sachs Credit Partners L.P. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint bookrunners, Goldman Sachs Credit Partners L.P, as administrative agent and collateral agent, Bear Stearns Corporate Lending Inc., as syndication agent, and Wachovia, as documentation agent, and various lenders. On July 12, 2006, Operating made a $35.0 million voluntary prepayment of the New Term Loan and on December 18, 2006, Operating made a $50.0 million voluntary prepayment on the New Term Loan. As of December 30, 2006, the amount outstanding under the New Term Loan was $200.0 million.

We used the $285.0 million in borrowings under the New Term Loan, along with cash on hand, to repurchase the 9 3/4% Notes in the Tender Offer and to pay premiums, fees, commissions and expenses related to the Tender Offer.

In connection with the New Term Loan, on May 15, 2006, (i) Operating, we and certain of Operating’s direct and indirect subsidiaries as grantors entered into a Pledge and Security Agreement Term Loan Collateral with Goldman Sachs Credit Partners L.P., as collateral agent under the New Term Loan; (ii) J.Crew Inc. and J.Crew International, Inc., subsidiaries of Operating, as grantors entered into a Trademark Security Agreement with Goldman Sachs Credit Partners L.P., as collateral agent under the New Term Loan; (iii) J.Crew International, Inc. as a grantor entered into a Copyright Security Agreement with Goldman Sachs Credit Partners L.P., as collateral agent under the New Term Loan; and (iv) Operating, we and certain of Operating’s direct and indirect subsidiaries entered into an Intercreditor Agreement with Goldman Sachs Credit Partners L.P., as administrative agent and collateral agent under the New Term Loan, and Wachovia, as administrative agent and collateral agent under the Credit Facility.

Structure.    Operating is required to make quarterly amortization payments equal to 1.0% per annum of an amount equal to (i) the outstanding New Term Loan principal amount less (ii) all voluntary principal prepayments made by Operating. The remaining principal amount of the New Term Loan will mature on May 15, 2013.

Guarantees and Security.    Borrowings under the New Term Loan are guaranteed by us and certain of Operating’s domestic direct or indirect subsidiaries and are secured by a perfected first or second priority security interest in substantially all of our and our subsidiaries’ assets, subject to inter-creditor arrangements with the lenders under the Credit Facility.

Interest Rate.    Prior to September 12, 2006, borrowings under the New Term Loan bore interest, at our option, at base rate plus a margin of 1.25% or LIBOR plus a margin of 2.25%. As of September 12, 2006, borrowings bear interest, at our option, at the base rate plus a margin of 0.75% or at LIBOR plus a margin of 1.75% per annum, payable quarterly.

Restrictions and Covenants.    The documents governing the New Term Loan contain a number of customary covenants including limitations on our and certain of our and Operating’s subsidiaries’ ability to, among other things:

•	grant liens and other encumbrances,

•	enter into sale and leaseback transactions,

•	incur additional indebtedness,

•	redeem, repurchase or prepay certain of our indebtedness,

•	make loans and other investments,

•	guarantee obligations of third-parties,

•	sell our subsidiaries,

•	pay dividends or make other distributions on our common stock or, subject to certain exceptions, make payments on subordinated debt,

•	redeem or repurchase our common stock,

•	enter into transactions with affiliates,

•	enter into contracts that limit intercompany transfers of money or property,

•	make certain capital expenditures,

•	amend or waive certain terms of the Credit Facility or certain other material agreements, and

•	make changes to the business activities we conduct.

Mandatory Prepayments Upon Certain Events.    The documents governing the New Term Loan require Operating to make mandatory prepayments of the New Term Loan under certain circumstances with the proceeds of asset sales, insurance proceeds and up to 50.0% of our annual excess cash flows.

Events of Default.    The documents governing the New Term Loan contain events of default, including, but not limited to:

•	failure to make principal, interest fee, or other payments when due,

•	violation of covenants,

•	breaches of representations and warranties,

•	unsatisfied material judgments,

•	dissolution,

•	events of bankruptcy,

•	certain other defaults under other credit documents or material agreements,

•	failure to meet certain requirements imposed on pension plans by the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974,

•	impairment of the New Term Loan lenders’ security interests,

•	invalidity of our and Operating’s subsidiaries’ guarantees of the New Term Loan; and

•	a “change of control,” as defined in the New Term Loan definitive documentation.

Some of these events of default allow for grace periods and materiality limitations. Each of these events of default apply to us and all of our subsidiaries.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of United States federal income and estate tax consequences of the ownership and disposition of common stock by a person that is not a “United States person” for United States federal income tax purposes (a “non-U.S. holder”). For this purpose, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

Federal Estate Taxes

Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax

U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person,

(ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our future ability to raise capital through an offering of equity securities.

As of January 24, 2007, there are 58,571,618 shares of our common stock outstanding.

All of the shares sold in the IPO and this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act). The remaining shares of common stock (except for shares registered on one of the S-8 registration statements described below) that are held or may be acquired by existing stockholders as of October 28, 2006 are restricted shares as that term is defined in Rule 144 under the Securities Act and may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from registration, such as the exemption provided under Rule 144, which is summarized below.

Rule 144

Sales by Affiliates.    Rule 144 permits the sale of restricted securities that have Rule 144 holding periods that exceed one year. After the expiration of the lock-up agreements, described in this prospectus under “Lock-up Agreements,” the holders of a substantial majority of the restricted shares of our common stock will have Rule 144 holding periods that exceed one year. As a result, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has owned shares of our common stock for at least one year, including a person who may be deemed our affiliate, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 585,716 shares immediately after the consummation of this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed.

For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. In addition, sales under Rule 144 must be made in unsolicited brokers’ transactions and must be disclosed in a notice filing with the SEC. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Sales by Non-affiliates.    Subject to the lock-up agreements described below, Rule 144(k) is available for any person, other than a person deemed to have been an affiliate of our company at any time during the three months preceding a sale, who has beneficially owned the shares proposed to be sold for at least two years. As a result, our non-affiliates may sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

Notwithstanding the foregoing, we and the beneficial owners of approximately 29,189,205 of our shares outstanding as of October 28, 2006 — including our directors and executive officers and the selling stockholders — have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except, in our case, issuances upon exercises of options outstanding under existing option plans. However, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc., in their sole discretion, may release any of the securities subject to lock-up agreements, at any time without notice.

The release of any lock-up will be considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. The lock-up agreements will provide an exception for the transfer of shares (a) as a bona fide gift, provided that the relevant donee agrees in writing to be bound by the lock-up restrictions, (b) to certain trusts, provided that the transfer does not involve a disposition or sale and the relevant trustee agrees in writing to be bound by the lock-up restrictions and (c) with the written consent of Goldman, Sachs & Co. or Bear, Stearns & Co. Inc.

Option Grants

As of October 28, 2006, collectively under both our 1997 Amended and Restated Stock Option Plan, our 2003 Equity Incentive Plan and our 2005 Equity Incentive Plan, there were options issued and outstanding to purchase up to 8,619,952 shares of our common stock. An additional 193,649 shares were available for grant under our 1997 Amended and Restated Stock Option Plan, 132,710 shares were available for grant under our 2003 Equity Incentive Plan and 1,684,291 shares were available for grant under our 2005 Equity Incentive Plan.

Registration Rights

We have granted certain registration rights to the TPG II Funds and TPG 1999 Equity Partners II, L.P. relating to the shares of our common stock they hold (including shares being sold in this offering and shares subsequently acquired by them). The TPG II Funds and TPG 1999 Equity Partners II, L.P. will, following the consummation of this offering, hold in the aggregate 12,196,355 shares of our common stock. Subject to certain exceptions, including our right to defer a demand registration under certain circumstances, these parties have the right to require us to register for public sale under the Securities Act all shares of common stock that they request be registered at any time after the expiration of the lock-up period in connection with this offering. These parties are also entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities.

In addition, Mr. Drexler (and a family trust for which Mr. Drexler is a trustee) and Ms. Scott have rights under stockholders’ agreements with us, the TPG II Funds and TPG 1999 Equity Partners II, L.P. and Partners II to cause us to register their shares of common stock under the Securities Act. These rights include piggyback registration rights to require us to include these stockholders’ shares in any registered offering including shares of the TPG II Funds and TPG 1999 Equity Partners II, L.P. Mr. Drexler and Ms. Scott have waived these registration rights with respect to this offering. In addition, Mr. Drexler has demand registration rights commencing as of July 3, 2007 similar to those held by the TPG II Funds and TPG 1999 Equity Partners II, L.P.

Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If these stockholders exercise their rights and sell a large number of shares, the market price of our common stock could decline. The TPG II Funds, TPG 1999 Equity Partners II, L.P. and Mr. Drexler are subject to lock-up agreements for a period of 90 days following the date of this prospectus. We refer you to “Certain Relationships and Related Transactions—Registration Rights,” “Management—Executive Compensation—Employment Agreements and other Compensation Arrangements” and “Description of Capital Stock—Stockholders’ Agreements” for a more detailed discussion of the registration rights.

S-8 Registration Statements

We have filed four registration statements under the Securities Act registering up to 12,577,334 shares of our common stock underlying outstanding stock options or restricted stock awards or reserved for issuance under our equity incentive plans. These registration statements became effective upon filing, and shares covered by these registration statements became eligible for sale in the public market at that time, subject to the lock-up agreements in connection with the IPO and this offering, and provided that grants under the 2007 Associate Stock Purchase Plan are subject to stockholder approval as described above.

UNDERWRITING

J.Crew, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,163,500
Bear, Stearns & Co. Inc.	2,866,500
Banc of America Securities LLC	495,000
Citigroup Global Markets Inc.	495,000
Credit Suisse Securities (USA) LLC	495,000
J.P. Morgan Securities Inc.	495,000
Lehman Brothers Inc.	495,000
Wachovia Capital Markets, LLC	495,000

Total	9,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,312,589 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,312,589 additional shares.

Paid by Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.7015	$1.7015
Total	$15,313,050	$17,546,355

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be resold at a discount of up to $1.0209 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

J.Crew, its officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives, except, in the case of J.Crew, issuances upon exercise of options under existing option plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

J.Crew may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by J.Crew or borrowed from J.Crew or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from J.Crew in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

In connection with the issue of the shares of common stock, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. (the “Stabilizing Managers” (or persons acting on behalf of the Stabilizing Managers)) may over-allot common stock or effect transactions with a view to supporting the market price of the common stock at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Managers (or persons acting on behalf of the Stabilizing Managers) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by J. Crew of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to J. Crew, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except; (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters have performed investment banking and advisory services for J.Crew and TPG from time to time for which they received customary fees and expenses. In addition, affiliates of Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. acted as joint lead arrangers and joint book runners in connection with the New Term Loan. An affiliate of Goldman, Sachs & Co. is the administrative agent and collateral agent for the New Term Loan, and an affiliate of Bear, Stearns & Co. Inc. is the syndication agent. The underwriters may, from time to time, engage in transactions with, and perform services for, J.Crew or TPG in the ordinary course of their businesses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in J. Crew’s debt or equity securities or loans, including the New Term Loan, and may do so in the future.

J.Crew and the selling stockholders estimate that their share of the total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $450,000.

J.Crew and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

EXPERTS

Our consolidated balance sheets as of January 29, 2005 and January 28, 2006 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended January 28, 2006 have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of such firm as experts in auditing and accounting. Their report includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in the third quarter of fiscal 2003.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We also file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. A copy of those reports and this registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies of those reports and all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

J.Crew Group, Inc.

770 Broadway

New York, New York 10003

(212) 209-2500

Attn: Corporate Secretary

J.CREW GROUP, INC.

J.CREW GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	January 28, 2006	October 28, 2006
	(unaudited) (in thousands)
Assets

Current assets:
Cash and cash equivalents	$61,275	$72,475
Merchandise inventories	116,191	174,687
Prepaid expenses and other current assets	29,132	30,144
Refundable income taxes	8,600	8,600

Total current assets	215,198	285,906

Property and equipment—at cost	252,328	277,221
Less accumulated depreciation and amortization	(142,920)	(163,296)

Property and equipment, net	109,408	113,925
Other assets	12,715	14,074

Total assets	$337,321	$413,905

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$75,833	$85,335
Other current liabilities	64,031	64,341
Federal and state income taxes	2,677	5,087
Current portion of long-term debt	—	2,850

Total current liabilities	142,541	157,613

Deferred credits	57,956	64,278

Long-term debt	631,867	247,150

Preferred stock	92,800	—

Stockholders’ deficit	(587,843)	(55,136)

Total liabilities and stockholders’ deficit	$337,321	$413,905

See notes to unaudited condensed consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Thirty-Nine weeks ended
	October 29, 2005	October 28, 2006
	(unaudited) (in thousands, except per share data)
Revenues:
Net sales	$643,149	$762,087
Other	20,114	23,343

	663,263	785,430

Cost of goods sold, including buying and occupancy costs	371,948	434,944

Gross profit	291,315	350,486

Selling, general and administrative expenses	226,180	262,188

Income from operations	65,135	88,298

Interest expense—net	53,878	40,028

Loss on refinancing of debt	—	10,039

Income before income taxes	11,257	38,231

Income taxes	1,600	4,400

Net income	9,657	33,831

Preferred dividends	(10,092)	(6,141)

Net income (loss) applicable to common shareholders	$(435)	$27,690

Weighted average shares outstanding
Basic	24,364	39,968

Diluted	24,364	44,846

Income (loss) per share
Basic	$(0.02)	$0.69

Diluted	$(0.02)	$0.62

See notes to unaudited condensed consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Thirty-Nine Weeks Ended
	October 29, 2005	October 28, 2006
	(unaudited) (in thousands, except for share data)
Cash flow provided by operating activities:
Net income	$9,657	$33,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	24,526	24,080
Amortization of deferred financing costs	796	1,047
Non-cash stock compensation expense	539	2,188
Non-cash interest expense (including redeemable preferred stock dividends of $20,800 and $29,487 in 2006 and 2005, respectively)	30,398	21,293
Loss on refinancing of debt	—	10,039

Changes in operating assets and liabilities:
Merchandise inventories	(72,576)	(58,496)
Prepaid expenses and other current assets	(4,361)	(1,012)
Other assets	88	898
Accounts payable and other liabilities	27,971	16,128
Federal and state income taxes	946	2,410

Net cash provided by operating activities	17,984	52,406

Cash flow used in investing activities:
Capital expenditures	(15,745)	(28,597)

Cash flow provided by (used in) financing activities:
Exercise of stock options (including tax benefit)	2,535	2,898
Redemption of preferred stock	—	(358,271)
Redemption of 13 1/8% senior subordinated debentures	—	(21,667)
Repayment of 9 3/4% senior subordinated notes, including tender fees and other expenses of $4,859	—	(279,859)
Proceeds from issuance of the term loan	—	285,000
Proceeds from issuance of 21,620,000 shares of common stock, net of costs incurred of $29,650	—	402,774
Costs incurred in connection with the term loan	—	(8,484)
Repayment of term loan	—	(35,000)

Net cash provided by (used in) financing activities	2,535	(12,609)

Increase in cash and cash equivalents	4,774	11,200

Cash and cash equivalents—beginning of period	23,647	61,275

Cash and cash equivalents—end of period	$28,421	$72,475

Non-cash financing activities:
Dividends on preferred stock (reflected directly in stockholders’ deficit)	$10,092	$6,141
Conversion of principal amount plus accrued and unpaid interest of 5% notes payable into 6,729,186 shares of common stock	—	23,685
Liquidation value of Series A preferred stock converted into 3,673,729 shares of common stock	—	73,475

See notes to unaudited condensed consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

1. Basis of Presentation

The condensed consolidated financial statements presented herein include the accounts of J.Crew Group, Inc. (“Group” or the “Company”) and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The condensed consolidated balance sheets as of October 28, 2006 and the condensed consolidated statements of operations and cash flows for the thirteen and thirty-nine week periods ended October 28, 2006 and October 29, 2005 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of the financial position, results of operations and cash flows, have been made.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the consolidated financial statements filed in the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2006.

The results of operations for the thirteen and thirty-nine week periods ended October 28, 2006 are not necessarily indicative of the operating results for the full fiscal year.

2. Share-Based Payments

At October 28, 2006, the Company had three share-based compensation plans, which are described below:

Amended and Restated 1997 Stock Option Plan

Under the terms of the Amended and Restated 1997 Stock Option Plan (the “1997 Plan”), an aggregate of 3,697,374 shares of Group common stock are available for grant to key employees and consultants in the form of non-qualified stock options. The options have terms of seven to ten years and become exercisable over a period of four to five years. Options granted under the 1997 Plan are subject to various conditions, including under some circumstances, the achievement of certain performance objectives.

2003 Equity Incentive Plan

In January 2003, the Board of Directors of Group approved the adoption of the 2003 Equity Incentive Plan (the “2003 Plan”). Under the terms of the 2003 Plan, an aggregate of 9,288,270 shares of Group common stock are available for award to key employees and consultants in the form of non-qualified stock options and restricted shares, as follows:

•	2,159,987 shares at an exercise price of $3.52 or fair market value, whichever is greater,

•	2,159,987 shares at an exercise price of $12.91 or fair market value, whichever is greater,

•	2,159,987 shares at an exercise price of $18.08 or fair market value, whichever is greater, and

•	2,808,309 shares for the issuance of restricted shares.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

The options have terms of ten years and become exercisable over the period provided in each grant agreement. Under the 2003 Plan, the Compensation Committee of the Board of Directors of Group has the discretion to modify the exercise price and the number of shares reserved for the issuance of stock options and restricted shares.

2005 Equity Incentive Plan

The Board of Directors of Group has approved the adoption of the 2005 Equity Incentive Plan (the “2005 Plan”), which became effective June 27, 2006. Under the terms of the 2005 Plan, an aggregate of 1,900,000 shares of Group common stock are available for the issuance of options or other stock based awards to employees, independent contractors, and eligible non-employee directors of Group. Stock options are available for issuance at an exercise price representing the fair market value on the date of grant. The options have terms of up to ten years and become exercisable over the period provided in the stock option agreements.

Accounting for Share-Based Payments

Prior to January 29, 2006, the Company accounted for share-based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). No share-based employee compensation cost related to stock options was recognized in the Consolidated Statement of Operations prior to January 29, 2006, as all options granted had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant.

Effective January 29, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), using the modified prospective transition method. Under this transition method, share-based compensation cost recognized in the thirty-nine week period ended October 28, 2006 includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated using the Black-Scholes option pricing model. The Company recognizes compensation expense for stock option awards and time-based restricted stock awards on a straight-line basis over the requisite service period of the award.

Total share-based compensation expense included in the Condensed Consolidated Statement of Operations for the thirty-nine week period ended October 28, 2006 was $2.2 million. As a result of adopting SFAS No. 123R on January 29, 2006, the Company’s pre-tax income for the thirty-nine weeks ended October 28, 2006 is $1.5 million lower than if the Company had continued to account for share-based compensation under APB No. 25. In accordance with the modified prospective transition method of SFAS No. 123R, financial results of previous periods have not been restated.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

The fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Black-Scholes Option Valuation Assumptions	As of January 29, 2006 (Date of Adoption of SFAS 123R)		Thirty-Nine Weeks ended October 28, 2006
Risk-free interest rates(1)	4.0%		5.0%
Dividend yield	—		—
Volatility(2)	40.0%		40.0%
Weighted-average expected term(3)	6.25	years	6.25	years
Expected forfeiture rate(4)	9.0%		9.0%

(1)	Based on the U.S. Treasury yield curve in effect at the time of grant.
(2)	Expected stock price volatility is based on the median volatility of companies in a peer group analysis.
(3)	Represents the period of time options are expected to be outstanding. The weighted average expected option was determined using the “simplified method” as allowed by Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). The “simplified method” calculates the expected term as the average of the vesting term and original contractual term of the options.
(4)	Based upon historical experience.

As of October 28, 2006, there was $5.1 million of total unrecognized compensation cost related to non-vested options that is expected to be recognized over the remaining weighted-average vesting period of 2.1 years. The weighted-average grant-date fair value of options granted was $8.81 during the thirty-nine weeks ended October 28, 2006 and $2.74 during the thirty-nine weeks ended October 29, 2005.

The following table summarizes stock options outstanding at October 28, 2006:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding, beginning of year	9,234	$7.36
Granted	290	19.64
Exercised	(694)	3.91		$9.7

Cancelled	(210)	8.72

Outstanding as of October 28, 2006	8,620	$8.03	7.0	$201.3

Exercisable as of October 28, 2006	3,675	$7.56	5.9	$87.5

Cash received from the exercise of stock options was $2.7 million for the thirty-nine weeks ended October 28, 2006 and $2.5 million for the thirty-nine weeks ended October 29, 2005.

Certain employees and directors have been awarded restricted stock under the 2003 Equity Incentive Plan. The restricted stock vests primarily over a period of four years. Total compensation expense is amortized over the vesting period. Compensation expense was $0.6 million for the thirty-

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005 nine week period ended October 28, 2006 and $0.5 million for the thirty-nine week period ended October 29, 2005. Unrecognized compensation associated with restricted stock was $2.5 million at October 28, 2006.

The following table summarizes restricted shares outstanding at October 28, 2006:

	Shares	Weighted Average Grant-Date Fair Value
	(in thousands)
Outstanding, beginning of year	1,232	$2.33
Granted	15	29.74
Vested	(128)	1.29
Cancelled	—	—

Outstanding as of October 28, 2006	1,119	$2.82

Shares available for the issuance of stock options or other stock based awards under our share-based compensation plans were 2,007,000 at October 28, 2006. On November 15, 2006, the Company granted options for 447,500 shares to certain key executives. The unrecognized compensation cost of $6.1 million will be recognized over the five year vesting period.

3. Other

The Company recorded an adjustment of $1.3 million in the first quarter of fiscal 2005 to reverse income recognized on unredeemed gift cards in prior years.

4. Long-term Debt and Debt Refinancings

Long-term debt

Long-term debt consists of the following:

	January 28, 2006	October 28, 2006
	($ in thousands)
Term loan	$—	$250,000
9 3/4% Senior Subordinated Notes	275,000	—
5% Convertible Notes Payable	23,195	—
13 1/8% Senior Discount Debentures	21,667	—
Redeemable preferred stock	312,005	—

	631,867	250,000
Less current portion	—	(2,850)

Total long-term debt	$631,867	$247,150

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

Debt Refinancings

On May 15, 2006 (the “Closing Date”), J.Crew Operating Corp. (“Operating”), as borrower, Group and certain of Operating’s direct and indirect subsidiaries, as guarantors, entered into a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) with certain lenders named therein as lenders, Goldman Sachs Credit Partners L.P. (“GSCP”) and Bear, Stearns & Co. Inc. as joint lead arrangers and joint bookrunners, GSCP as administrative agent and collateral agent, Bear Stearns Corporate Lending Inc. as syndication agent and Wachovia Bank, National Association as documentation agent.

The total amount of the term loan (the “Term Loan”) borrowed by Operating under the Credit and Guaranty Agreement on the Closing Date was $285.0 million. Prior to September 12, 2006, borrowings under the Credit and Guaranty Agreement bore interest, at the Company’s option, at the base rate plus a margin of 1.25% or at LIBOR plus a margin of 2.25% per annum. As of September 12, 2006, borrowings bear interest, at the Company’s option, at the base rate plus a margin of 0.75% or at LIBOR plus a margin of 1.75% per annum, payable quarterly. All borrowings will mature on the seventh anniversary of the Closing Date. Operating used the proceeds of the Term Loan and cash on hand to repurchase all $275.0 million aggregate principal amount of its 9 3/4% Senior Subordinated Notes due 2014 pursuant to its previously announced tender offer and consent solicitation and to pay accrued interest of $10.6 million and related premium, tender fees and other expenses of $13.3 million. A loss of $9.9 million on refinancing of debt was included in the statement of operations for the thirty-nine weeks ended October 28, 2006.

On June 14, 2006 (the “Redemption Date”), Group redeemed the $21.7 million aggregate principal amount of 13 1/8% Senior Discount Debentures due 2008 at a redemption price equal to 100.0% of their outstanding aggregate principal amount, together with accrued and unpaid interest to the Redemption Date. A loss of $0.1 million was included in the statement of operations for the thirty-nine weeks ended October 28, 2006.

5. Initial Public Offering

On July 3, 2006, the Company completed an initial public offering (“IPO”) of 21.6 million shares of common stock at $20.00 per share. The Company received net proceeds of $402.8 million from the offering after deducting $29.6 million in underwriting discounts and offering expenses. The Company used the net proceeds of the offering to redeem the liquidation value and accreted dividends of all outstanding Series A and Series B Preferred Stock.

On July 13, 2006, $73.5 million of Series A Preferred Stock held by TPG Partners II, L.P. TPG Parallel II, L.P. and TPG Investors, II, L.P. was redeemed with 3.7 million shares of the Company’s common stock.

Immediately prior to the consummation of the IPO, $20.0 million principal amount (plus accrued and unpaid interest of $3.7 million) of 5.0% Convertible Notes Payable was converted into 6.7 million shares of the Company’s common stock at a conversion price of $3.52 per share.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

6. Income (Loss) Per Share

The calculation of basic income (loss) per share and diluted income (loss) per share is presented as follows (dollars in thousands):

	Thirty-Nine Weeks Ended
	October 29, 2005	October 28, 2006
Net income	$9,657	$33,831

Preferred stock dividends	(10,092)	(6,141)

Net income (loss) available to common stockholders	$(435)	$27,690

Weighted average common shares outstanding:
Basic	24,364	39,968

Diluted	24,364	44,846

Income (loss) per share:
Basic	$(0.02)	$0.69

Diluted	$(0.02)	$0.62

The number of shares of potentially dilutive securities excluded from the calculation of diluted earning per share are as follows (amounts in thousands):

	Thirty-Nine Weeks Ended
	October 29, 2005	October 28, 2006
Stock options	9,324	22
Unvested restricted stock	1,625	—
Convertible notes payable	6,503	—

	17,452	22

7. Stock Split

Effective June 13, 2006, the Company’s Board of Directors approved a 1.935798 for one split of the Company’s common stock in the form of a stock dividend. Accordingly, all references to share and per share information in all periods presented have been adjusted to reflect the stock split. The par value per share of the common stock was not changed as a result of the stock split.

8. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is fully effective as of February 4, 2007. The Company has not yet determined the impact from the adoption of this new accounting interpretation.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Thirty-Nine weeks ended October 28, 2006 and October 29, 2005

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for the first interim or annual reporting period beginning after December 15, 2006. The Company has no intention of modifying its current accounting policy of recording sales tax collected on a net basis. Therefore, the adoption of EITF 06-03 will not have any effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on the Company’s consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that SEC registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach and provides transition guidance for correcting errors existing in prior years. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company does not expect the adoption of SAB No. 108 to have a significant effect on the Company’s consolidated financial position, results of operations or cash flows.

9. Subsequent Event

On October 20, 2005, the Company, Millard Drexler, Chairman of the Board and Chief Executive Officer, and Millard S. Drexler, Inc. entered into a Trademark License Agreement whereby Mr. Drexler granted the Company a thirty-year exclusive, worldwide license to use a trademark and associated intellectual property rights owned by him (the “Properties”). Under the Trademark License Agreement, Mr. Drexler agreed to assign to the Company all of his residual rights in the Properties for no additional consideration if the Company (a) established an operating business unit using the Properties and (b) invested at least $7.5 million in developing the Properties. In January 2007, the Company provided notice to Mr. Drexler that the Company had met these conditions, and Mr. Drexler assigned to the Company all of his residual rights in the Properties.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

J.Crew Group, Inc.

We have audited the consolidated financial statements of J.Crew Group, Inc. (“Group”) as listed in the accompanying index. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Group as of January 29, 2005 and January 28, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 7 to the consolidated financial statements, in the third quarter of fiscal 2003, Group adopted Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”

KPMG LLP

New York, New York

April 24, 2006, except as to note 18, as to which the date is June 13, 2006

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	January 29, 2005	January 28, 2006
	(in thousands, except for shares)
Assets
Current assets:
Cash and cash equivalents	$23,647	$61,275
Merchandise inventories	88,093	116,191
Prepaid expenses and other current assets	22,217	29,132
Refundable income taxes	9,320	8,600

Total current assets	143,277	215,198

Property and equipment—at cost	259,098	252,328
Less accumulated depreciation and amortization	(138,285)	(142,920)

	120,813	109,408

Other assets	14,104	12,715

Total assets	$278,194	$337,321

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$68,569	$75,833
Other current liabilities	61,148	64,031
Federal and state income taxes	1,392	2,677

Total current liabilities	131,109	142,541

Deferred credits	59,064	57,956
Long-term debt	576,933	631,867
Preferred stock	92,800	92,800

Stockholders’ deficit:
Common stock $.01 par value; authorized 200,000,000 shares; issued 26,675,635 and 27,757,289 shares; outstanding 25,566,251 and 26,522,562 shares	267	278
Accumulated deficit	(579,313)	(582,780)
Deferred compensation	(253)	(2,655)
Treasury stock, at cost (1,109,385 and 1,234,727 shares)	(2,413)	(2,686)

Total stockholders’ deficit	$(581,712)	$(587,843)

Total liabilities and stockholders’ deficit	$278,194	$337,321

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended
	January 31, 2004	January 29, 2005	January 28, 2006
	(in thousands, except per share data)
Revenues:
Net sales	$660,628	$778,165	$924,129
Other	29,337	26,051	29,059

	689,965	804,216	953,188
Cost of goods sold, including buying and occupancy costs	440,276	478,829	555,192

Gross profit	249,689	325,387	397,996
Selling, general and administrative expenses	280,464	287,745	318,499

Income (loss) from operations	(30,775)	37,642	79,497
Interest expense—net of interest income of $(162) in 2003, $(256) in 2004 and $(584) in 2005	63,844	87,571	72,903
Insurance proceeds	(3,850)	—	—
(Gain) loss on refinancing of debt (net of expenses of $2,922 in 2003)	(41,085)	49,780	—

Income (loss) before income taxes	(49,684)	(99,709)	6,594
Provision for income taxes	500	600	2,800

Net income (loss)	(50,184)	(100,309)	3,794
Preferred dividends	(26,260)	(13,456)	(13,456)

Net loss applicable to common shareholders	$(76,444)	$(113,765)	$(9,662)

Weighted average shares outstanding
Basic and diluted	23,088	23,626	24,472

Loss per share
Basic and diluted	$(3.31)	$(4.82)	$(.39)

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except shares)

	Common Stock		Additional paid-in capital	Accumulated Deficit	Treasury Stock	Deferred Compensation	Stockholders’ Deficit
	Shares	Amount
Balance at February 1, 2003	25,861,822	$259	$—	$(389,406)	$(2,351)	$(165)	$(391,663)
Net loss	—	—	—	(50,184)	—	—	(50,184)
Issuance of restricted stock	434,397	4	163	(2)	—	(165)	—
Restricted stock expense	—	—	—	—	—	41	41
Forfeiture of restricted stock	—	—	—	—	(62)	62	—
Preferred stock dividends	—	—	(163)	(26,097)	—	—	(26,260)

Balance at January 31, 2004	26,296,219	263	—	(465,689)	(2,413)	(227)	(468,066)

Net loss	—	—	—	(100,309)	—	—	(100,309)
Issuance of restricted stock	379,416	4	144	(3)	—	(145)	—
Restricted stock expense	—	—	—	—	—	119	119
Preferred stock dividends	—	—	(144)	(13,312)	—	—	(13,456)

Balance at January 29, 2005	26,675,635	$267	—	(579,313)	(2,413)	(253)	(581,712)

Net income	—	—	—	3,794	—	—	3,794
Issuance of restricted stock	329,086	3	2,825	(1)	—	(2,827)	—
Restricted stock expense	—	—	—	—	—	556	556
Forfeiture of restricted stock	—	—	—	—	(273)	273	—
Preferred stock dividends	—	—	(6,200)	(7,256)	—	—	(13,456)
Exercise of stock options	752,568	8	2,727	(4)	—	—	2,731
Issuance of stock options	—	—	525	—	—	(525)	—
Stock option expense	—	—	—	—	—	121	121
Non-employee stock option expense	—	—	83	—	—	—	83
Tax effect from exercise of stock options	—	—	40	—	—	—	40

Balance at January 28, 2006	27,757,289	$278	—	$(582,780)	$(2,686)	$(2,655)	$(587,843)

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended
	January 31, 2004	January 29, 2005	January 28, 2006
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(50,184)	$(100,309)	$3,794
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	43,075	37,061	33,461
Amortization of deferred financing costs	2,179	2,425	1,063
Non-cash interest expense (including redeemable preferred stock dividends of $14,206 in 2003, $33,106 in 2004 and $40,284 in 2005)	40,991	63,536	41,478
Deferred income taxes	5,000	—	—
Non-cash compensation expense	41	119	760
(Gain) loss on refinancing of debt	(41,085)	49,780	—
Changes in operating assets and liabilities:
Merchandise inventories	41,290	(22,065)	(28,098)
Prepaid expenses and other current assets	4,153	(1,484)	(6,915)
Other assets	832	664	326
Accounts payable and other liabilities	(23,211)	28,819	8,921
Federal and state income taxes	(4,845)	217	2,045

Net cash provided by operating activities	18,236	58,763	56,835

Cash flow from investing activities:
Capital expenditures	(9,908)	(13,431)	(21,938)

Cash flow from financing activities:
Proceeds from long-term debt	25,820	275,000	—
Costs incurred in refinancing debt	(2,617)	(22,137)	—
Repayment of long-term debt	(776)	(324,198)	—
Proceeds from the exercise of stock options	—	—	2,731

Net cash provided by (used in) financing activities	22,427	(71,335)	2,731

Increase (decrease) in cash and cash equivalents	30,755	(26,003)	37,628
Cash and cash equivalents at beginning of year	18,895	49,650	23,647

Cash and cash equivalents at end of year	$49,650	$23,647	$61,275

Supplemental cash flow information:
Income taxes paid	$345	$411	$366

Interest paid	$20,400	$23,270	$30,362

Non-cash financing activities:
Dividends on preferred stock (charged directly to stockholder’s deficit)	$26,260	$13,456	$13,456

Interest payable on 13 1/8% Senior Discount Debentures at February 1, 2003 capitalized and added to the principal amount of the debt	$4,416

Exchange of 16% Senior Discount Contingent Principal Notes of J.Crew Intermediate LLC with a fair value of $87,006 for $131,083 carrying value of 13 1/8% Debentures of J.Crew Group, Inc.	$—

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

1. Nature Of Business And Summary Of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements presented herein are J.Crew Group, Inc. and its wholly-owned subsidiaries (collectively, the Company or Group), which consist of the accounts of J.Crew Group, Inc. and its wholly owned subsidiaries, including J.Crew Intermediate LLC (Intermediate) and J.Crew Operating Corp. (Operating). Intermediate was formed in March 2003 as a limited liability company. Effective May 2003, Group transferred its investment in Operating to Intermediate. On October 11, 2005, Intermediate was merged into J.Crew Group, Inc., and J.Crew Group Inc. became the direct parent of Operating.

All significant intercompany balances and transactions are eliminated in consolidation.

(b) Business

The Company designs, contracts for the manufacture of, markets and distributes women’s and men’s apparel, shoes and accessories under the J.Crew brand name. The Company’s products are marketed, primarily in the United States, through various channels of distribution, including retail and factory stores, catalogs, and the Internet. The Company is also party to a licensing agreement which grants the licensee exclusive rights to use the Company’s trademarks in connection with the manufacture and sale of products in Japan. The license agreement provides for payments based on a specified percentage of net sales.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters (which include the back-to-school and holiday seasons) of each fiscal year.

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Segment Information

The Company operates in one reportable business segment. All of the Company’s identifiable assets are located in the United States. Export sales are not significant.

(d) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2003, 2004 and 2005 ended on January 31, 2004, January 29, 2005 and January 28, 2006 and each fiscal year consisted of 52 weeks.

(e) Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments, with maturities of 90 days or less when purchased, to be cash equivalents.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

Cash equivalents, which were $14,192 and $47,853 at January 29, 2005 and January 28, 2006, respectively, are stated at cost, which approximates market value.

(f) Merchandise Inventories

Merchandise inventories are stated at the lower of average cost or market. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

(g) Advertising and Catalog Costs

Direct response advertising, which consists primarily of catalog production and mailing costs, are capitalized and amortized over the expected future revenue stream. The Company accounts for catalog costs in accordance with the AICPA Statement of Position (“SOP”) 93–7, “Reporting on Advertising Costs.” SOP 93–7 requires that the amortization of capitalized advertising costs be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. The capitalized costs of direct response advertising are amortized, commencing with the date catalogs are mailed, over the duration of the expected revenue stream, which was four months for the fiscal years 2003, 2004 and 2005. Deferred catalog costs, included in prepaid expenses and other current assets, as of January 29, 2005 and January 28, 2006 were $6,478 and $7,497, respectively. Catalog costs, which are reflected in selling, general and administrative expenses, for the fiscal years 2003, 2004 and 2005 were $43,978, $41,258 and $44,286, respectively.

All other advertising costs, which are not significant, are expensed as incurred.

(h) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives by the straight-line method. Buildings and improvements are depreciated over estimated useful lives of twenty years. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements (including rent capitalized during the construction period) are amortized over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

Systems development costs are capitalized and amortized on a straight-line basis over periods ranging from three to five years.

(i) Debt Issuance Costs

Debt issuance costs (included in other assets) are amortized over the term of the related debt agreements.

(j) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. This statement requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method,

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

(k) Revenue Recognition

Revenue is recognized for catalog and Internet sales when merchandise is shipped to customers and at the time of sale for retail sales. Shipping terms for catalog and Internet sales are FOB shipping point, and title passes to the customer at the time and place of shipment. Prices for all merchandise are listed in the Company’s catalogs and website and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return that are accounted for in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.” The Company accrues a sales return allowance for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. Amounts billed to customers for shipping and handling fees related to catalog and Internet sales are included in other revenues at the time of shipment. Royalty revenue is recognized as it is earned based on contractually specified percentages applied to reported sales. Advance royalty payments are deferred and recorded as revenue when the related sales occur. Other revenues include the estimated amount of unredeemed gift card liability based on Company specific historical trends, which amounted to $1,676, $1,410 and $806 in fiscal years 2003, 2004 and 2005, respectively. Furthermore, the Company recorded an adjustment in fiscal 2005 to reverse income of $1,254 recognized on unredeemed gift cards in prior years. In the fourth quarter of fiscal 2005, the Company changed its policy to recognize unredeemed gift cards on a ratable basis over the redemption period, rather than at time of issuance. This change in policy did not have a material impact on the Company’s financial position or statements of operations for the periods presented.

(l) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, inbound freight, design, buying and production costs, occupancy costs related to store operations and all shipping and handling and delivery costs associated with our Direct business.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily catalog production and mailing costs, certain warehousing expenses, which aggregated $9,860, $10,816 and $14,042 for fiscal years 2003, 2004, and 2005, respectively, administrative payroll, store expenses other than occupancy costs, depreciation and amortization and credit card fees.

(m) Store Pre-opening Costs

Costs associated with the opening of new retail and factory stores are expensed as incurred.

(n) Derivative Financial Instruments

Derivative financial instruments have been used by the Company from time to time to manage its interest rate and foreign currency exposures. The Company does not enter into derivative financial

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

instruments for speculative purposes. For interest rate swap agreements, the net interest paid is recorded as interest expense on a current basis. Gains or losses resulting from market fluctuations are not recognized. The Company from time to time enters into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce the risk from exchange rate fluctuations. The Company used no derivative financial instruments in fiscal years 2003, 2004 and 2005.

(o) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts. Charges of $675, $146 and $747 were incurred in fiscal 2003, 2004 and 2005 to write-down the carrying value of certain long-lived assets.

(q) Stock Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method of accounting for employee stock options as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, compensation expense is not recorded for options granted to employees if the option price is equal to or in excess of the fair market price at the date of grant. In fiscal 2005, the Company recorded compensation expense of $121 with respect to employee stock options using the intrinsic value method, and $83 with respect to stock options granted to non-employees.

The following table illustrates the effect on net loss applicable to common shareholders and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to measure stock-based compensation expense in fiscal 2005:

(in thousands)
Net loss applicable to common shareholders, as reported	$(9,662)
Compensation expense included in reported net income, net of income tax benefit	720
Compensation expense under fair value method, net of income tax benefit	(1,540)

Pro forma net loss applicable to common shareholders, as reported	$(10,482)

Loss per share
As reported—basic and diluted	$(.39)
Pro forma—basic and diluted	$(.43)

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

The fair value of each option grant in fiscal 2005 was estimated at the grant date using a Black-Scholes option-pricing model. The weighted-average fair value of options granted in fiscal 2005 was $5.35 and the following assumptions were used:

Weighted-average risk free rate of interest	4.06%
Expected volatility	40%
Weighted-average expected award life	6.25 years
Dividend yield	0%

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and because the Company’s options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

If the Company had adopted the fair value recognition provisions of SFAS No. 123 for fiscal 2003 or 2004 the effect on net income would not be material.

Restricted stock awards result in the recognition of deferred compensation, which is charged to expense over the vesting period of the awards. Deferred compensation is presented as a reduction of stockholders’ equity. Compensation expense recorded with respect to stock-based compensation, related to restricted stock awards, amounted to $41, $119 and $556 in 2003, 2004 and 2005, respectively.

(r) Deferred Rent and Lease Incentives

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense and actual rental payments are recorded as deferred rent and included in deferred credits. Rent is expensed from the date of possession. The Company adopted FAS 13-1, “Accounting for Rental Costs Incurred During a Construction Period,” in the fourth quarter of fiscal 2005. Accordingly, rental costs incurred during the construction period will be recognized as rental expense and no longer capitalized. The unamortized balance of rent capitalized in prior periods will be amortized over the remaining lease terms (without consideration of option renewal periods).

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $39,250 and $37,498 at January 29, 2005 and January 28, 2006, respectively.

(s) Loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. The weighted average number of shares used in the calculation for both basic and diluted net loss per share for fiscal years 2003, 2004 and 2005 was 23,088,000, 23,626,000

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

and 24,472,000 shares, respectively. Diluted earnings per share is the same as basic earnings per share since the dilutive calculation would have an anti-dilutive impact as a result of the net losses incurred during fiscal years 2002, 2003 and 2004.

(t) Reclassification

Certain prior year amounts have been reclassified to conform with current year’s presentation.

2. Related Party Transaction

On October 20, 2005, the Company, Millard Drexler, Chairman of the Board and Chief Executive Officer and Millard S. Drexler, Inc. entered into a Trademark License Agreement whereby Mr. Drexler granted the Company a thirty-year exclusive, worldwide license to use a trademark and associated intellectual property rights owned by him (the “Properties”). In consideration for the license, the Company will reimburse Mr. Drexler’s actual costs expended in acquiring and developing the Properties (not to exceed $300,000 in total) (the “Up-Front Fee”) and pay royalties of $1 per year during the term of the license. The Company also agreed that it will not assign or spin off ownership of the Properties during the term of Mr. Drexler’s employment without his consent other than as part of a sale of the entire company (except that the Company may pledge or hypothecate its interest in the Properties as part of a bank or other financings). Mr. Drexler has further agreed to assign to the Company all of his residual rights in the Properties for no additional consideration if the Company (a) establishes an operating business unit using the Properties and (b) invests at least $7.5 million in developing the Properties; provided, however, that Mr. Drexler will have no obligation to assign such rights if the Company terminates his employment without cause or he resigns with good reason before the Company meets conditions (a) and (b) above. In addition, if one of the following events occurs prior to his assignment of his residual rights, Mr. Drexler will have the right to terminate the license within the first ninety days of the occurrence of such event: (a) the Company has not made the $7.5 million capital commitment prior to Mr. Drexler’s termination without cause or resignation with good reason, (b) the Company decides to discontinue its plans to use the licensed trademark and the Company has no bona fide intention to resume such use, or (c) the Company determines, during Mr. Drexler’s employment and without his consent, to pursue a supplemental product line under any mark other than the licensed trademark of J.Crew. If Mr. Drexler terminates the license he must repay the Up-Front Fee.

3. Insurance Proceeds

The terrorist events of September 11, 2001 resulted in the destruction of the Company’s retail store located at the World Trade Center in New York City, resulting in the loss of inventories and store fixtures, equipment and leasehold improvements. These losses and the resulting business interruption were covered by insurance policies maintained by the Company.

The statement of operations for the year ended January 31, 2004 includes a gain of $3,850 from insurance recoveries. No additional insurance recoveries are payable to the Company relating to this loss.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

4. Property and Equipment

Property and equipment, net consists of:

	January 29, 2005	January 28, 2006
Land	$1,710	$1,710
Buildings and improvements	11,712	11,691
Fixtures and equipment	68,811	71,014
Leasehold improvements	173,725	163,184
Construction in progress	3,140	4,729

	259,098	252,328
Less accumulated depreciation and amortization	138,285	142,920

	$120,813	$109,408

5. Other Current Liabilities

Other current liabilities consist of:

	January 29, 2005	January 28, 2006
Customer liabilities	$14,095	$17,611
Taxes, other than income taxes	3,115	2,433
Accrued interest	3,664	3,664
Accrued occupancy	1,141	1,842
Reserve for sales returns	4,831	6,216
Accrued compensation	8,465	8,493
Other	25,837	23,772

	$61,148	$64,031

6. Lines of Credit

On December 23, 2004, Operating entered into an Amended and Restated Loan and Security Agreement with Wachovia Capital Markets, LLC, as arranger, Wachovia Bank, National Association, as administrative agent, Bank of America N.A., as syndication agent, and Congress Financial Corporation, as collateral agent, and a syndicate of lenders (the “Amended Wachovia Credit Facility”) which provides for a maximum credit availability of up to $170.0 million (which may be increased to $250.0 million subject to certain conditions).

The Amended Wachovia Credit Facility provides for revolving loans and letter of credit accommodations. The Amended Wachovia Credit Facility expires in December 2009. The total amount of availability is subject to limitations based on specified percentages of eligible receivables, inventories and real property. As of January 28, 2006, excess availability under the Amended Wachovia Credit Facility was $78.3 million.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

Borrowings are secured by a perfected first priority security interest in all the assets of Operating and its subsidiaries and bear interest, at the Company’s option, at the prime rate plus a margin of up to 0.25% or the Eurodollar rate plus a margin ranging from 1.25% to 2.00%. The Company is required to pay a monthly unused line fee ranging from .25% to .375%. Fees for outstanding commercial letters of credit range from .625% to 1.0% and fees for outstanding standby letters of credit are 1.25%.

The Amended Wachovia Credit Facility includes restrictions, including the incurrence of additional indebtedness, the payment of dividends and other distributions, the making of investments, the granting of loans and the making of capital expenditures. The Amended Wachovia Credit Facility permits restricted payments (by way of dividends or other distributions) with respect to, among other things, the Company’s capital stock payable solely in additional shares of its capital stock, the Company’s tax sharing agreement, the Series A Preferred Stock of Group, the Series B Preferred Stock of Group and the 13 1/8% Senior Discount Debentures due 2008 of Group. The ability of Operating to declare dividends on its capital stock is also limited by Delaware law, which permits a company to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Under the Amended Wachovia Credit Facility, Operating is required to maintain a fixed interest charge coverage ratio of 1.1 if excess availability is less than $20.0 million for any 30 consecutive day period. Operating has at all times been in compliance with all financial covenants.

Maximum borrowings under the Company’s working capital credit agreements during fiscal 2003 were $10,000 and average borrowings were $1,020. There were no borrowings during fiscal years 2004 and 2005 and there were no borrowings outstanding at January 29, 2005 and January 28, 2006.

Outstanding letters of credit established primarily to facilitate international merchandise purchases at January 29, 2005 and January 28, 2006 amounted to $58,700 and $69,900, respectively.

7. Long-Term Debt and Preferred Stock

	January 29, 2005	January 28, 2006
Operating:
9 3/4% senior subordinated notes(a)	$275,000	$275,000
5.0% notes payable(b)	22,000	23,195

Total Operating long-term debt	297,000	298,195

Group:
13 1/8% Debentures(c)	21,667	21,667
Mandatorily redeemable preferred stock(d)	258,266	312,005

Total Group long-term debt	576,933	631,867
Group preferred stock(d)	92,800	92,800

Total Group long-term debt and preferred stock	$669,733	$724,667

The scheduled payments of long-term debt are $44.9 million in 2008, $312.0 million in 2009 and $275.0 million in 2014.

(a) On November 21, 2004, Operating entered into a Senior Subordinated Loan Agreement with entities managed by Black Canyon Capital LLC and Canyon Capital Advisors LLC, which provided for

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

a term loan of $275 million. The proceeds of the term loan were used to redeem in full Operating’s outstanding 10 3/8% senior subordinated notes due 2007 ($150 million) and to redeem in part Intermediate’s 16% senior discount contingent principal notes due 2008 ($125 million). On March 18, 2005, the term loan was converted into equivalent new 9 3/4% senior subordinated notes of Operating due 2014 (9 3/4% senior subordinated notes) in accordance with the terms of the loan agreement.

The 9 3/4% senior subordinated notes are general senior subordinated obligations of Operating and certain subsidiaries of Operating, are subordinated in right of payment to their existing and future senior debt, are pari passu in right of payment with any of their future senior subordinated debt and are senior in right of payment to any of their future subordinated debt. Operating’s existing domestic subsidiaries, other than non-guarantor subsidiaries, are guarantors of the 9 3/4% senior subordinated notes. The 9 3/4% senior subordinated notes are secured by the assets of Operating and certain subsidiaries of Operating and by Operating’s common stock owned by Group and such security interest is junior in priority to that securing first-lien obligations, including those under the Amended Wachovia Credit Facility.

Interest on the notes accrues at the rate of 9 3/4% per annum and is payable semi-annually in arrears on each June 23 and December 23. The notes mature on December 23, 2014. The notes may be redeemed at the option of the issuer, in whole or in part, at 101% of the principal amount at any time until June 23, 2006 and thereafter, at any time on or after December 23, 2009 at prices ranging from 104.875% to 100% of the principal amount, in each case, plus accrued and unpaid interest on the notes.

The indenture governing the 9 3/4% senior subordinated notes contains covenants that, among other things, limit the ability of Operating and certain subsidiaries of Operating to incur additional indebtedness or issue disqualified stock or preferred stock, pay dividends or make other distributions on, redeem or repurchase the capital stock of Operating, make certain investments, create certain liens, guarantee indebtedness, engage in transactions with affiliates and consolidate, merge or transfer all or substantially all of the assets of Operating and certain subsidiaries of Operating.

Under the indenture governing the 9 3/4% senior subordinated notes, Operating may declare cash dividends payable to Group in an amount sufficient to enable Group to make the regularly scheduled payment of interest in respect of the senior discount debentures of Group so long as no default or event of default has occurred and is continuing under the indenture. The ability of Operating to declare dividends on its capital stock is also limited by Delaware law, which permits a company to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. In order to pay dividends in cash, Operating must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining Operating’s ability to pay dividends, Delaware law permits the board of directors of Operating to revalue its assets and liabilities from time to time to their fair market value in order to create a surplus.

On October 3, 2005, Operating announced a cash tender offer and consent solicitation for all its outstanding 9 3/4% senior subordinated notes. On October 17, 2005, Operating announced that 100% of the outstanding 9 3/4% senior subordinated notes had been tendered. Holders of the 9 3/4% senior subordinated notes will receive total consideration equal to $1,015.07 per $1,000 principal amount, or

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

101.507% of their par value, comprising tender consideration of 1.0% and a consent payment of $5.07. On November 1, 2005, Operating extended the expiration date of its tender offer, and further extended it on January 23, 2006, March 1, 2006 and May 1, 2006. The offer will now expire on May 15, 2006 unless further extended.

On April 24, 2006, Operating entered into commitment letters with Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., and Wachovia Bank, National Association under which such institutions and their affiliates have committed to provide a senior secured term loan (the “Term Loan”) to Operating with a principal amount of up to $285 million, subject to Operating’s ability to increase the principal amount in the form of an additional tranche of up to $100 million under certain terms and conditions. Operating intends to use the proceeds of the Term Loan to repay or redeem certain outstanding indebtedness of Operating and to pay fees and expenses related to such transactions. The closing and funding of the Term Loan are conditioned on (i) the satisfaction of certain customary conditions and (ii) the amendment of the existing revolving credit agreement of Operating and certain of its subsidiaries with Wachovia Bank, National Association and certain other lenders (the “Revolving Credit Facility”) to permit the contemplated Term Loan. The Term Loan will be secured by security interests in substantially all of our assets, subject to inter-creditor arrangements to be negotiated with the lenders under the Revolving Credit Facility.

(b) On February 4, 2003, Group and Operating entered into a credit agreement with TPG-MD Investment, LLC, a related party, which provides for a Tranche A loan to Operating in an aggregate principal amount of $10.0 million and a Tranche B loan to Operating in an aggregate principal amount of $10.0 million. The loans are due in February 2008 and bear interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest will compound and be capitalized and added to the principal amount on each interest payment date, resulting in an effective interest rate of 5.6%. The outstanding amount of these loans is convertible into shares of common stock of Group at $3.52 per share. These loans are subordinated in right of payment to the prior payment of all senior debt. On November 21, 2004, this credit agreement was amended to subordinate the Tranche A loan in right of payment to Operating’s 9 3/4% senior subordinated notes while the Tranche B loan is pari passu in right of payment with such notes.

(c) The 13 1/8% senior discount debentures are senior unsecured obligations of Group and mature on October 15, 2008. Interest is payable in arrears on April 15 and October 15 of each year subsequent to October 15, 2002. The 13 1/8% senior discount debentures may be redeemed at the option of Group at 100%.

(d) The restated certificate of incorporation of our predecessor, a New York corporation, authorized issuance of up to:

(1) 1,000,000 shares of Series A cumulative preferred stock, par value $.01 per share, and

(2) 1,000,000 shares of Series B cumulative preferred stock, par value $.01 per share.

At January 29, 2005 and January 28, 2006, 92,800 shares of Series A preferred stock and 32,500 shares of Series B preferred stock were issued and outstanding.

Each series of the preferred stock accumulates dividends at the rate of 14.5% per annum (payable quarterly) for periods ending on or prior to October 17, 2009. Dividends compound to the

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

extent not paid in cash. A default in the payment of the Series A preferred stock redemption price will trigger dividends accruing and compounding quarterly at a rate of (i) 16.50% per annum with respect to periods ending on or before October 17, 2009, and (ii) 18.50% with respect to periods starting after October 17, 2009. A default in the payment of the Series B preferred stock redemption price will trigger dividends accruing and compounding quarterly at a rate of 16.50% per annum.

On October 17, 2009, Group is required to redeem the Series B preferred stock and to pay all accumulated but unpaid dividends on the Series A preferred stock. Thereafter, the Series A preferred stock will accumulate dividends at the rate of 16.5% per annum. Subject to restrictions imposed by certain indebtedness of the Company, Group may redeem shares of the preferred stock at a redemption price equal to 100% of liquidation value plus accumulated and unpaid dividends.

In certain circumstances (including a change of control of Group), subject to restrictions imposed by certain indebtedness of the Company, Group may be required to repurchase shares of the preferred stock at liquidation value plus accumulated and unpaid dividends. If Group liquidates, dissolves or winds up, whether voluntary or involuntary, no distribution shall be made either (i) to those holders of stock ranking junior to the preferred stock, unless prior thereto the holders of the preferred stock receive the total value for each share of preferred stock plus an amount equal to all accrued dividends thereon as of the date of such payment or (ii) to the holders of stock ranking pari passu with the preferred stock (which we refer to as the “parity stock”), except distributions made ratably on the preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up of Group.

Effective at the beginning of the third quarter of 2003, the Company adopted SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This pronouncement required the reclassification to long-term debt of the liquidation value of Group Series B preferred stock and the related accumulated and unpaid dividends and the accumulated and unpaid dividends related to the Series A preferred stock since these amounts are required to be redeemed in October 2009. The preferred dividends related to the liquidation value of the Series B preferred stock and to the accumulated and unpaid dividends of the Series A and Series B preferred stock for the third and fourth quarters of 2003 and fiscal 2004 and 2005 are included in interest expense. The Series A preferred stock is only redeemable in certain circumstances (including a change of control at Group) and does not qualify for reclassification under SFAS No. 150. Accordingly, the dividends related to the Series A preferred stock are deducted from stockholders’ deficit.

Accumulated but unpaid dividends amounted to $279,506 at January 28, 2006.

8. Gain (loss) on Refinancing of Debt

During the fourth quarter of 2004, the Company redeemed in full the outstanding 10 3/8% senior subordinated notes due 2007 ($150.0 million) and redeemed the outstanding 16% senior discount contingent principal notes due 2008 ($169.1 million). Funds used for the redemption were generated from the proceeds of a $275 million term loan and internally available funds. This refinancing resulted in a loss of $49.8 million in fiscal 2004, which consisted of: (a) redemption premiums of $15.3 million, (b) the write-off of deferred financing costs of $3.2 million and (c) the write-off of deferred debt issuance costs of $31.3 million related to the 16% senior discount contingent principal notes issued in May 2003.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

On May 6, 2003, Group completed an offer to exchange 16% senior discount contingent principal notes due 2008 of Intermediate (new notes) for its outstanding 13 1/8% senior discount debentures due 2008 (existing debentures). Approximately 85% of the outstanding debentures were tendered for exchange. Group exchanged $87,006 fair value of new notes for $131,083 face amount (including accrued interest of $10,750) of existing debentures. The difference between the fair value of the new notes and the carrying value of the existing debentures of $44,077 was included as a gain in the statement of operations in fiscal year 2003.

9. Loss per Share

The calculation of basic net loss per share and diluted net loss per share is presented below:

The number of potentially dilutive securities excluded from the calculation of diluted loss per share were, as follows:

	2003	2004	2005
	($ in thousands, except per share amounts)
Net income (loss)	$(50,184)	$(100,309)	$3,794
Preferred stock dividends	(26,260)	(13,456)	(13,456)

Net loss applicable to common shareholders	(76,444)	(113,765)	(9,482)
Weighted average common shares outstanding Basic and diluted	23,088	23,626	24,472

Loss per Share Basic and diluted	$(3.31)	$(4.82)	$(.39)

The number of potentially dilutive securities excluded from the calculation of diluted loss per share were, as follows:

	2003	2004	2005
Stock options	4,667	8,870	9,232
Invested shares of restricted stock	1,655	1,502	1,231
Convertible note payable	5,960	6,245	6,584

	12,282	16,617	17,047

10. Commitments and Contingencies

(a) Operating Leases

As of January 28, 2006, the Company was obligated under various long-term operating leases for retail and factory outlet stores, warehouses, office space and equipment requiring minimum annual rentals.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

These operating leases expire on varying dates through 2019. At January 28, 2006 aggregate minimum rentals are, as follows:

Fiscal year	Amount
2006	$55,432
2007	54,522
2008	47,860
2009	44,223
2010	39,365
Thereafter	86,537

Certain of these leases include renewal options and escalation clauses and provide for contingent rentals based upon sales and require the lessee to pay taxes, insurance and other occupancy costs.

Rent expense for fiscal 2003, 2004 and 2005 was $42,997, $46,583 and $49,144, respectively, including contingent rent, based on store sales, of $814, $1,700 and $2,768.

(b) Employment Agreements

The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

(c) Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary conduct of its business. Although the outcome of these claims cannot be predicted with certainty, management does not believe that it is reasonably possible that resolution of these legal proceedings will result in unaccrued losses that would be material.

11. Employee Benefit Plan

The Company has a 401(K) Savings Plan pursuant to Section 401 of the Internal Revenue Code whereby all eligible employees may contribute up to 15% of their annual base salaries subject to certain limitations. The Company’s contribution is based on a percentage formula set forth in the plan agreement. Company contributions to the 401(K) Savings Plan were $1,288, $1,306 and $1,428 for fiscal 2003, 2004 and 2005, respectively.

12. License Agreement

The Company has a licensing agreement through January 2007 with Itochu Corporation, a Japanese trading company. The agreement permits Itochu to distribute J.Crew merchandise in Japan.

The Company earns royalty payments under the agreement based on the sales of its merchandise. Royalty income, which is included in other revenues, for fiscal 2003, 2004 and 2005 was $2,456, $2,757 and $2,864, respectively.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

13. Other Revenues

Other revenues consist of the following:

	2003	2004	2005
Shipping and handling fees	$25,205	$21,624	$26,430
Royalties	2,456	2,757	2,864
Other	1,676	1,670	(235)

	$29,337	$26,051	$29,059

14. Financial Instruments

The fair value of the Company’s long-term debt (including redeemable preferred stock) is estimated to be approximately $596,400 and $595,100 at January 29, 2005 and January 28, 2006, respectively, and is based on current rates offered to the Company for debt of similar maturities or quoted market prices of the same or similar instruments. The carrying amounts of long-term debt were $576,933 and $631,867 at January 29, 2005 and January 28, 2006, respectively. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of the short-term maturity of those financial instruments. The estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

15. Income Taxes

Group files a consolidated federal tax return, which includes all its wholly owned subsidiaries. Each subsidiary files separate state tax returns in the required jurisdictions. Group and its subsidiaries have entered into a tax sharing agreement providing (among other things) that each of the subsidiaries will reimburse Group for its share of income taxes based on the proportion of such subsidiaries’ tax liability on a separate return basis to the total tax liability of Group.

The income tax provision (benefit) consists of:

	2003	2004	2005
Current:
Foreign	$250	$300	$290
Federal	(3,744)	—	580
State and local	(1,006)	300	1,930

	(4,500)	600	2,800
Deferred	5,000	—	—

Total	$500	$600	$2,800

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

A reconciliation between the provision (benefit) for income taxes based on the U.S. Federal statutory rate and the effective rate, is as follows:

	2003	2004	2005
Federal income tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes, net of federal benefit	0.8	0.4	19.0
Foreign income tax	—	—	4.4
Valuation allowance	64.0	5.6	(245.8)
Additional NOL carryback	(7.4)	—	—
Adjustment of prior tax accruals	(2.6)	—	(8.1)
Non-deductible expenses (primarily Group preferred dividends)	8.4	18.6	242.6
Non-recognized gain (loss) on exchange of debt	(27.2)	11.0	—
Other	—	—	(4.7)

Effective tax rate	1.0%	0.6%	42.4%

The tax effect of temporary differences which give rise to deferred tax assets and liabilities are:

	January 29, 2005	January 28, 2006
Deferred tax assets:
Original issue discount	$3,900	$3,900
Rent	17,800	17,000
Federal NOL carryforwards	47,200	29,800
State and local NOL carryforwards	4,500	3,200
Reserve for sales returns	1,900	2,500
Other	4,400	3,700

	79,700	60,100
Valuation allowance	(63,400)	(46,500)

	16,300	13,600
Deferred tax liabilities:
Prepaid catalog and other prepaid expenses	(6,600)	(7,600)
Difference in book and tax basis for property and equipment	(9,700)	(6,000)

	(16,300)	(13,600)

Net deferred income tax assets	$—	$—

The Company has significant deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, which will reduce taxable income in future periods. SFAS No. 109 “Accounting for Income Taxes” states that a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, the market environment in which a company operates, length of carryback and carryforward periods, existing contracts or sales backlog that will result in future profits, etc. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of our assessment, we established a valuation allowance for the net deferred tax assets at

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

February 1, 2003. The valuation allowance was adjusted at January 29, 2005 and January 28, 2006 to fully reserve net deferred tax assets at such dates. The Company did not recognize any net tax benefits in fiscal 2005 and does not expect to recognize any net tax benefits in future results of operations until an appropriate level of profitability is sustained.

The Company has net operating loss carryforwards, which expire in 2025, of approximately $83 million to offset future taxable income for federal income tax purposes. The amount and expiration date of net operating loss carryforwards for state and local income tax purposes vary by tax jurisdiction.

16. Stock Compensation Plans

Amended and Restated 1997 Stock Option Plan

Under the terms of the Amended and Restated 1997 Stock Option Plan (1997 Plan), an aggregate of 3,697,374 shares of Group common stock are available for grant to key employees and consultants in the form of non-qualified stock options. The options have terms of seven to ten years and become exercisable over a period of four to five years. Options granted under the 1997 Plan are subject to various conditions, including under some circumstances, the achievement of certain performance objectives.

2003 Equity Incentive Plan

In January 2003, the Board of Directors of Group approved the adoption of the 2003 Equity Incentive Plan (2003 Plan). Under the terms of the 2003 Plan, an aggregate of 9,288,269 shares of Group common stock are available for award to key employees and consultants in the form of non-qualified stock options and restricted shares, as follows:

•	2,159,987 shares are reserved for the issuance of stock options at an exercise price of $3.52 or fair market value, whichever is greater,

•	2,159,987 shares are reserved for the issuance of stock options at an exercise price of $12.91 or fair market value, whichever is greater,

•	2,159,987 shares are reserved for the issuance of stock options at an exercise price of $18.08 or fair market value, whichever is greater, and

•	2,808,308 shares are reserved for the issuance of restricted shares.

The options have terms of ten years and become exercisable over the period provided in each grant agreement. Under the Plan, the Compensation Committee of the Board of Directors of Group has the discretion to modify the exercise price and the number of shares reserved for the issuance of stock options and restricted shares.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

A summary of stock option activity for the three years ended January 28, 2006, is as follows:

	2003		2004		2005
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	8,661,668	$9.41	4,666,446	$4.32	8,870,340	$6.79
Granted	731,248	3.54	4,870,174	8.82	1,964,668	7.57
Exercised	—	—	—	—	(752,395)	3.63
Cancelled	(4,726,470)	13.53	(666,280)	4.30	(850,117)	5.19

Outstanding, end of year	4,666,446	$4.32	8,870,340	$6.79	9,232,496	$7.36

Options exercisable at end of year	1,644,077	$5.47	3,303,972	$6.10	3,894,177	$7.25

The following table summarizes information about stock options outstanding as of January 28, 2006:

	Outstanding		Weighted average remaining contractual life (in months)	Exercisable
Range	Number of options	Weighted average option price		Number of options	Weighted average option price
$3.52–$4.41	3,179,477	$3.55	74	1,545,226	$3.56
$5.17–$10.75	3,861,793	$7.30	97	1,420,202	$7.43
$12.91–$18.08	2,191,227	$12.99	99	928,749	$13.10

$3.52–$18.08	9,232,497	$7.36	89	3,894,177	$7.25

Under the 2003 Plan, 434,397, 379,416 and 329,086 restricted shares were issued in fiscal 2003, 2004 and 2005, respectively, of which 162,005 and 125,343 shares were forfeited in fiscal 2003 and 2005, respectively. On January 28, 2006, there were 2,799,607 restricted shares outstanding, of which 1,567,902 shares were vested.

The weighted-average grant-date fair value per share of restricted stock issued in fiscal years 2003, 2004 and 2005 was $0.38, $0.58 and $6.59, respectively.

17. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123R must be adopted no later than the first interim or annual period beginning after June 15, 2005.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

As permitted by SFAS No. 123, the Company has accounted for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The Company will adopt SFAS No. 123R effective January 29, 2006 using the modified prospective application option. As a result, the compensation cost for the portion of awards the Company granted before January 29, 2006 for which the requisite service has not been rendered and that are outstanding as of January 29, 2006 will be recognized as the remaining requisite service is rendered. In addition, the adoption of SFAS No. 123R will require the Company to change from recognizing the effect of forfeitures as they occur to estimating the number of outstanding instruments for which the requisite service is not expected to be rendered. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the Company’s results of operations. The impact of the adoption of SFAS No. 123R cannot be determined at this time because it will depend upon levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact as described in the disclosure of pro forma net income pursuant to SFAS No. 123 in Note 1q of Notes to Consolidated Financial Statements.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, effective for fiscal years beginning after December 15, 2005. Statement No. 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principles as well as the changes required by an accounting pronouncement that does not include specific transition provisions. The Company does not expect the implementation of Statement No. 154 to have a significant effect on the Company’s consolidated financial position, results of operations or cash flows.

In October 2005, the FASB issued Staff Position FAS 13-1, Accounting For Rental Costs Incurred During A Construction Period. FAS 13-1 provides that there is no distinction between the right to use a leased asset during and after the construction period; therefore rental costs incurred during the construction period should be recognized as rental expense and included in income from continuing operations. FAS 13-1 is effective for the first reporting period beginning after December 15, 2005; early adoption is permitted. The Company adopted FAS 13-1 in the fourth quarter of fiscal 2005 and the effect was not material.

18. Stock Split

Effective June 13, 2006, the Company’s Board of Directors approved a 1.935798 for one split of the Company’s common stock in the form of a stock dividend.

Accordingly, all references to share and per share information in the consolidated financial statements and the accompanying notes to the consolidated financial statements have been adjusted to reflect the stock split for all periods presented. The par value per share of the common stock has not changed as a result of the stock split.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

19. Subsequent Event (Unaudited)

On May 15, 2006 (the “Closing Date”), Operating, as borrower, Group and certain of Operating’s direct and indirect subsidiaries, as guarantors, entered into a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) with certain lenders named therein as lenders, Goldman Sachs Credit Partners L.P. (“GSCP”) and Bear, Stearns & Co. Inc. as joint lead arrangers and joint bookrunners, GSCP as administrative agent and collateral agent, Bear Stearns Corporate Lending Inc. as syndication agent and Wachovia Bank, National Association (“Wachovia”) as documentation agent.

The total amount of the term loan (the “Term Loan”) borrowed by Operating under the Credit and Guaranty Agreement on the Closing Date was $285.0 million. The Credit and Guaranty Agreement has an accordion feature by which that principal amount may be increased up to $385.0 million subject to certain terms and conditions. Borrowings under the Credit and Guaranty Agreement will bear interest, at Operating’s option, at the base rate plus a margin ranging from 0.75% to 1.25% or at LIBOR plus a margin ranging from 1.75% to 2.25% per annum, payable quarterly, and will mature on the earlier of (a) the seventh anniversary of the Closing Date and (b) six months prior to the maturity date or mandatory redemption date (unless extended or repaid in accordance with their terms) of Group’s 13 1/8% Senior Discount Debentures due 2008 (the “Senior Discount Debentures”), the indebtedness outstanding under the TPG-MD Amended and Restated Credit Agreement and Group’s outstanding Series A Preferred Stock and Series B Preferred Stock. Operating used the proceeds of the Term Loan and cash on hand to repurchase all $275.0 million aggregate principal amount of its 9 3/4% Senior Subordinated Notes due 2014 pursuant to its previously announced tender offer and consent solicitation and to pay accrued interest of $10.6 million and related premium, tender fees and other expenses of $12.1 million. A loss of $9.9 million on refinancing of debt will be included in the statement of operations in the second quarter of fiscal 2006.

On the Closing Date, Group issued a redemption notice pursuant to the Indenture dated as of October 17, 1997 (as amended by the First Supplemental Indenture dated as of May 6, 2003, the “Indenture”) between Group, as issuer, and U.S. Bank National Association, as trustee (the “Trustee”), pursuant to which it gave notice to the Trustee that Group elected to redeem in whole, on June 14, 2006 (the “Redemption Date”), the $21.7 million aggregate principal amount of Senior Discount Debentures issued under the Indenture at a redemption price equal to 100.0% of their outstanding aggregate principal amount, together with accrued and unpaid interest to the Redemption Date. A loss of $0.1 million will be included in the statement of operations in the second quarter of fiscal 2006.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended January 31, 2004, January 29, 2005 and January 28, 2006

Dollars in thousands, unless otherwise indicated

20. Quarterly Financial Information (Unaudited)

	(in millions)
	Thirteen Weeks Ended May 1, 2004	Thirteen Weeks Ended July 31, 2004	Thirteen Weeks Ended October 30, 2004	Thirteen Weeks Ended January 29, 2005(a)	Fifty-two Weeks Ended January 29, 2005(a)
Net sales	$140.6	$182.1	$200.9	$254.7	$778.3
Gross profit	60.7	74.2	89.0	101.5	325.4
Net loss	(23.7)	(13.8)	(9.9)	(52.9)	(100.3)
Preferred dividends	(3.4)	3.4	3.4	(3.3)	(13.5)

Net loss applicable to common shareholders	$(27.1)	$(17.2)	$(13.3)	$(56.2)	$(113.8)

Weighted average common shares outstanding
Basic and diluted	23,611	23,611	23,613	23,671	23,626

Loss per share
Basic and diluted	$(1.15)	$(.73)	$(.56)	$(2.37)	$(4.82)

	(in millions)
	Thirteen Weeks Ended April 30, 2005	Thirteen Weeks Ended July 30, 2005	Thirteen Weeks Ended October 29, 2005	Thirteen Weeks Ended January 28, 2006	Fifty-two Weeks Ended January 28, 2006
Net sales	$204.6	$221.3	$217.2	$281.2	$924.3
Gross profit	96.5	97.0	97.8	106.7	398.0
Net income (loss)	4.9	1.7	3.0	(5.8)	3.8
Preferred dividends	(3.4)	(3.4)	(3.4)	(3.3)	(13.5)

Net income (loss) applicable to common shareholders	$1.5	$(1.7)	$(.4)	$(9.1)	$(9.7)

Weighted average common shares outstanding
Basic	24,143	24,168	24,726	24,856	24,472
Diluted	32,736	24,168	24,726	24,856	24,472
Income (loss) per share
Basic	$.06	$(.07)	$(.02)	$(.37)	$(.39)
Diluted	$.05	$(.07)	$(.02)	$(.37)	$(.39)

(a)	Net loss includes a pre-tax loss on the refinancing of debt of $49.8 million.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to other Accounts	Deductions(a)	Ending Balance
	(in thousands)
Inventory reserve (deducted from inventories)
Fiscal year ended:
January 31, 2004	$12,420	$—	$—	$7,380	$5,040
January 29, 2005	5,040	—	—	557	4,483
January 28, 2006	4,483	3,537	—	—	8,020

Allowance for sales returns (included in other current liabilities)
Fiscal year ended:
January 31, 2004	$5,313	$—	$—	$2,309	$3,004
January 29, 2005	3,004	1,827	—	—	4,831
January 28, 2006	4,831	1,385	—	—	6,216

(a)	The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (plus or minus) based on the quarterly evaluation. During each period inventory write-downs and sales returns are charged to the statement of operations as incurred.

No dealer, salesperson or other person is authorized to give information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is currently only as of its date.

9,000,000 Shares

Common Stock

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

Citigroup

Credit Suisse

JPMorgan

Lehman Brothers

Wachovia Securities